UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 7, 2023

MidCap Financial Investment Corporation

(Exact name of Registrant as specified in its charter)

Maryland	814-00646	52-2439556
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9 West 57th Street New York, New York	10019
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code): (212) 515-3450

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	MFIC	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

AFT Agreement and Plan of Merger

On November 7, 2023, MidCap Financial Investment Corporation (the “Company” or “MFIC”) entered into an Agreement and Plan of Merger (the “AFT Merger Agreement”) with Apollo Senior Floating Rate Fund Inc., a Maryland corporation (“AFT” and, together with the Company and AIF (as defined below), the “Funds” and each, a “Fund”), AFT Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of the Company (“AFT Merger Sub”), and, solely for the limited purposes set forth therein, Apollo Investment Management, L.P., a Delaware limited partnership and the Company’s investment adviser (the “Adviser”). The AFT Merger Agreement provides that, subject to the terms and conditions set forth in the AFT Merger Agreement, as of the applicable effective time (the “AFT Effective Time”), AFT Merger Sub will be merged with and into AFT, with AFT continuing as the surviving company and as a wholly-owned subsidiary of the Company (the “AFT First Merger”). Immediately after the effectiveness of the AFT First Merger, AFT will be merged with and into the Company, with the Company continuing as the surviving company (together with the AFT First Merger, the “AFT Mergers”). The boards of directors of both the Company (the “Company Board”) and AFT (the “AFT Board”), including all of the respective directors who are not “interested persons” of either Fund or its respective investment adviser as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Independent Directors”), in each case, on the unanimous recommendation of a special committee comprised solely of certain Independent Directors of the Company or AFT, as applicable, have approved the AFT Merger Agreement and the transactions contemplated thereby. The parties to the AFT Merger Agreement intend the AFT Mergers to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Merger Consideration

Subject to the terms and conditions of the AFT Merger Agreement, at the AFT Effective Time, each share of common stock, par value $0.001 per share, of AFT (the “AFT Common Stock”) issued and outstanding immediately prior to the AFT Effective Time (other than shares owned by the Company or any of its consolidated subsidiaries, including AFT Merger Sub (the “AFT Cancelled Shares”)) will be converted into the right to receive a number of shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) equal to the AFT Exchange Ratio (as defined below), plus any cash (without interest) in lieu of fractional shares. AFT has no preferred stock outstanding, and no preferred stock will be issued by the Company as a result of the AFT Mergers.

As of a mutually agreed date no earlier than 48 hours (excluding Sundays and holidays) prior to the AFT Effective Time (such date, the “AFT Determination Date”), each of the Company and AFT will deliver to the other a calculation of its net asset value as of such date (such calculation with respect to AFT, the “Closing AFT Net Asset Value” and such calculation with respect to the Company, the “Closing AFT Merger Company Net Asset Value”), in each case using the same set of assumptions, methodologies and adjustments as has been historically used in preparing such calculation. Based on such calculations, the parties will calculate: (1) the “AFT Per Share NAV,” which will be equal to (i) the Closing AFT Net Asset Value divided by (ii) the number of shares of AFT Common Stock issued and outstanding as of the AFT Determination Date (excluding any AFT Cancelled Shares) and (2) the “AFT Merger Company Per Share NAV,” which will be equal to (i) the Closing AFT Merger Company Net Asset Value divided by (ii) the number of shares of the Company’s Common Stock issued and outstanding as of the AFT Determination Date. The “AFT Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the AFT Per Share NAV divided by (ii) the AFT Merger Company Per Share NAV.

The Company and AFT will update and redeliver the Closing AFT Merger Company Net Asset Value or the Closing AFT Net Asset Value, respectively, in the event that the closing of the AFT Mergers is subsequently materially delayed or there is a material change to such calculation between the AFT Determination Date and the closing of the AFT Mergers and as needed to ensure that the calculation is determined within 48 hours (excluding Sundays and holidays) prior to the AFT Effective Time.

Immediately following the AFT Effective Time, the Company will repay or prepay any amounts outstanding under AFT’s existing credit facility as of the AFT Effective Time, subject to the conditions set forth in the Company’s senior secured credit facility.

Promptly following closing of the AFT Mergers, the Adviser or its affiliates will pay to holders of shares of AFT Common Stock that are issued and outstanding immediately prior to the AFT Effective Time a special payment equal to $0.25 per share of AFT Common Stock, subject to deduction for any applicable withholding tax. The specific tax characteristics of the $0.25 per share special payment have not yet been determined. No assurances can be given regarding the tax treatment to stockholders of the receipt of this special payment.

The AFT Merger Agreement contains certain termination rights, including if the AFT Mergers are not completed on or before November 6, 2024, or if the requisite approvals of the Company’s and AFT’s stockholders are not obtained. The AFT Merger Agreement provides that, upon the termination of the AFT Merger Agreement under certain circumstances involving entry into a definitive transaction by AFT with a third party, such third party that enters into the definitive transaction with AFT may be required to pay the Company a termination fee of $7,029,482. The AFT Merger Agreement also provides that, upon the termination of the AFT Merger Agreement under certain circumstances involving entry into a definitive transaction by the Company with a third party, such third party that enters into the definitive agreement with the Company may be required to pay to AFT a termination fee of $29,905,339.

Within thirty days following the closing of the AIF Mergers (as defined below) or the termination of the AIF Merger Agreement (as defined below) pursuant to the terms thereof, as applicable, subject to the closing of the AFT Mergers and applicable law, the Company shall distribute to the holder of each share of Company Common Stock as of a record date to be determined by the Company Board an amount in cash equal to $0.20 per share of Company Common Stock held by such holder. The specific tax characteristics of the $0.20 per share special distribution have not yet been determined. No assurances can be given regarding the tax treatment to stockholders of the receipt of this special distribution.

Representations, Warranties and Covenants

The AFT Merger Agreement contains customary representations and warranties by each of the Company, AFT, AFT Merger Sub and the Adviser, subject to specified exceptions and qualifications. The AFT Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of the Company’s and AFT’s businesses during the period prior to the closing of the AFT Mergers, the preparation of a registration statement on Form N-14 (the “Registration Statement”), the holding of special meetings of the stockholders of the Company and AFT, and obtaining certain regulatory and third party consents, if any. The Company and AFT have agreed to convene and hold stockholder meetings for the purpose of obtaining the approvals required of the Company’s and AFT’s stockholders, respectively, and have agreed to recommend that the stockholders approve the applicable proposals.

The AFT Merger Agreement includes restrictions on the ability of the Company and AFT to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions, which could have the effect of discouraging such proposals from being made or pursued. However, either the Company Board or the AFT Board may, subject to certain terms and conditions set forth in the AFT Merger Agreement (including the payment of the applicable termination fee described above), change its recommendation to its respective Fund’s stockholders, terminate the AFT Merger Agreement and enter into an agreement with respect to a superior proposal if the Company Board or AFT Board (including a majority of the Independent Directors thereto), as applicable, determines in its reasonable good faith judgment, after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor, that the failure to take such action would be a breach of the standard of conduct applicable to the Company Board or AFT Board, as applicable (taking into account, among other factors, any changes to the AFT Merger Agreement proposed by the other Fund).

Conditions to the AFT Mergers

Consummation of the AFT Mergers, which are currently anticipated to occur in the first half of 2024, is subject to certain closing conditions, including effectiveness of the Registration Statement, requisite approvals of the Company’s and AFT’s stockholders, absence of a material adverse effect of AFT and the Company, and certain other closing conditions set forth in the AFT Merger Agreement. Neither the closing of the AFT Mergers nor the closing of the AIF Mergers is contingent on the closing of each other.

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General

The foregoing summary description of the AFT Merger Agreement and the transactions contemplated thereby is subject to and qualified in its entirety by reference to the AFT Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

The AFT Merger Agreement has been filed as Exhibit 2.1 to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The AFT Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the AFT Merger Agreement and as of specific dates; were solely for the benefit of the parties to the AFT Merger Agreement (except as may be expressly set forth in the AFT Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the AFT Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the AFT Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the AFT Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the AFT Merger Agreement.

AIF Agreement and Plan of Merger

On November 7, 2023, the Company entered into an Agreement and Plan of Merger (the “AIF Merger Agreement” and, together with the AFT Merger Agreement, the “Merger Agreements”) with Apollo Tactical Income Fund Inc., a Maryland corporation (“AIF”), AIF Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of the Company (“AIT Merger Sub”), and, solely for the limited purposes set forth therein, the “Adviser. The AIF Merger Agreement provides that, subject to the terms and conditions set forth in the AIF Merger Agreement, as of the applicable effective time (the “AIF Effective Time”), AIF Merger Sub will be merged with and into AIF, with AIF continuing as the surviving company and as a wholly-owned subsidiary of the Company (the “AIF First Merger”). Immediately after the effectiveness of the AIF First Merger, AIF will be merged with and into the Company, with the Company continuing as the surviving company (together with the AIF First Merger, the “AIF Mergers” and, together with the AFT Mergers, the “Mergers”). The boards of directors of both the Company and AIF (the “AIF Board”), including all of the respective directors who are not “interested persons” of either Fund or its respective investment adviser as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Independent Directors”), in each case, on the unanimous recommendation of a special committee comprised solely of certain Independent Directors of the Company or AIF, as applicable, have approved the AIF Merger Agreement and the transactions contemplated thereby. The parties to the AIF Merger Agreement intend the AIF Mergers to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Merger Consideration

Subject to the terms and conditions of the AIF Merger Agreement, at the AIF Effective Time, each share of common stock, par value $0.001 per share, of AIF (the “AIF Common Stock”) issued and outstanding immediately prior to the AIF Effective Time (other than shares owned by the Company or any of its consolidated subsidiaries, including AIF Merger Sub (the “AIF Cancelled Shares”)) will be converted into the right to receive a number of shares of the Company Common Stock equal to the AIF Exchange Ratio (as defined below), plus any cash (without interest) in lieu of fractional shares. AIF has no preferred stock outstanding, and no preferred stock will be issued by the Company as a result of the AIF Mergers.

As of a mutually agreed date no earlier than 48 hours (excluding Sundays and holidays) prior to the AIF Effective Time (such date, the “AIF Determination Date”), each of the Company and AIF will deliver to the other a calculation of its net asset value as of such date (such calculation with respect to AIF, the “Closing AIF Net Asset Value” and such calculation with respect to the Company, the “Closing AIF Merger Company Net Asset Value”), in each case using the same set of assumptions, methodologies and adjustments as has been historically used in preparing such calculation. Based on such calculations, the parties will calculate: (1) the “AIF Per Share NAV,”

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which will be equal to (i) the Closing AIF Net Asset Value divided by (ii) the number of shares of AIF Common Stock issued and outstanding as of the AIF Determination Date (excluding any AIF Cancelled Shares) and (2) the “AIF Merger Company Per Share NAV,” which will be equal to (i) the Closing AIF Merger Company Net Asset Value divided by (ii) the number of shares of Company Common Stock issued and outstanding as of the AIF Determination Date. The “AIF Exchange Ratio” will be equal to the quotient (rounded to four decimal places) of (i) the AIF Per Share NAV divided by (ii) the AIF Merger Company Per Share NAV.

The Company and AIF will update and redeliver the Closing AIF Merger Company Net Asset Value or the Closing AIF Net Asset Value, respectively, in the event that the closing of the AIF Mergers is subsequently materially delayed or there is a material change to such calculation between the AIF Determination Date and the closing of the AIF Mergers and as needed to ensure that the calculation is determined within 48 hours (excluding Sundays and holidays) prior to the AIF Effective Time.

Immediately following the AIF Effective Time, the Company will repay or prepay any amounts outstanding under AIF’s existing credit facility as of the AIF Effective Time, subject to the conditions set forth in the Company’s senior secured credit facility.

Promptly following closing of the AIF Mergers, the Adviser or its affiliates will pay to holders of shares of AIF Common Stock that are issued and outstanding immediately prior to the AIF Effective Time a special payment equal to $0.25 per share of AIF Common Stock, subject to deduction for any applicable withholding tax. The specific tax characteristics of the $0.25 per share special payment have not yet been determined. No assurances can be given regarding the tax treatment to stockholders of the receipt of this special payment.

The AIF Merger Agreement contains certain termination rights, including if the AIF Mergers are not completed on or before November 6, 2024, or if the requisite approvals of the Company’s and AIF’s stockholders are not obtained. The AIF Merger Agreement provides that, upon the termination of the AIF Merger Agreement under certain circumstances involving entry into a definitive transaction by AIF with a third party, such third party that enters into the definitive transaction with AIF may be required to pay the Company a termination fee of $6,348,267. The AIF Merger Agreement also provides that, upon the termination of the AIF Merger Agreement under certain circumstances involving entry into a definitive transaction by the Company with a third party, such third party that enters into the definitive agreement with the Company may be required to pay to AIF a termination fee of $29,905,339.

Within thirty days following the closing of the AFT Mergers or the termination of the AFT Merger Agreement pursuant to the terms thereof, as applicable, subject to the closing of the AIF Mergers and applicable law, the Company shall distribute to the holder of each share of Company Common Stock as of a record date to be determined by the Company Board an amount in cash equal to $0.20 per share of Company Common Stock held by such holder. The specific tax characteristics of the $0.20 per share special distribution have not yet been determined. No assurances can be given regarding the tax treatment to stockholders of the receipt of this special distribution.

Representations, Warranties and Covenants

The AIF Merger Agreement contains customary representations and warranties by each of the Company, AIF, AIF Merger Sub and the Adviser, subject to specified exceptions and qualifications. The AIF Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of the Company’s and AIF’s businesses during the period prior to the closing of the AIF Mergers, the preparation of the Registration Statement, the holding of special meetings of the stockholders of the Company and AIF, and obtaining certain regulatory and third party consents, if any. The Company and AIF have agreed to convene and hold stockholder meetings for the purpose of obtaining the approvals required of the Company’s and AIF’s stockholders, respectively, and have agreed to recommend that the stockholders approve the applicable proposals.

The AIF Merger Agreement includes restrictions on the ability of the Company and AIF to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions, which could have the effect of discouraging such proposals from being made or pursued. However, either the Company Board or AIF Board may, subject to certain terms and conditions set forth in the AIF Merger Agreement (including the payment of the applicable termination fee described above), change its recommendation to its respective Fund’s stockholders, terminate the AIF Merger Agreement and enter into an agreement with respect to a superior proposal if the Company Board or AIF Board (including a majority of the Independent Directors thereto),

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as applicable, determines in its reasonable good faith judgment, after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor, that the failure to take such action would be a breach of the standard of conduct applicable to the Company Board or AIF Board, as applicable (taking into account, among other factors, any changes to the AIF Merger Agreement proposed by the other Fund).

Conditions to the AIF Mergers

Consummation of the AIF Mergers, which are currently anticipated to occur in the first half of 2024, is subject to certain closing conditions, including effectiveness of the Registration Statement, requisite approvals of the Company’s and AIF’s stockholders, absence of a material adverse effect of AIF and the Company, and certain other closing conditions set forth in the AIF Merger Agreement. Neither the closing of the AIF Mergers nor the closing of the AIF Mergers is contingent on the closing of each other.

General

The foregoing summary description of the AIF Merger Agreement and the transactions contemplated thereby is subject to and qualified in its entirety by reference to the AIF Merger Agreement, a copy of which is filed as Exhibit 2.2 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

The AIF Merger Agreement has been filed as Exhibit 2.2 to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The AIF Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the AIF Merger Agreement and as of specific dates; were solely for the benefit of the parties to the AIF Merger Agreement (except as may be expressly set forth in the AIF Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the AIF Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the AIF Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the AIF Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the AIF Merger Agreement.

Item 2.02.	Results of Operations and Financial Condition.

On November 7, 2023, the Company issued a press release announcing its financial results for the quarter ended September 30, 2023. A copy of the press release is furnished herewith as Exhibit 99.1.

The information disclosed under this Item 2.01, including Exhibit 99.1 hereto, is being “furnished” and is not deemed “filed” by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 7.01.	Regulation FD Disclosure.

On November 7, 2023, the Company, AFT and AIF issued a joint press release announcing entry into the Merger Agreements. A copy of the press release is furnished herewith as Exhibit 99.2.

The information disclosed under this Item 7.01, including Exhibit 99.2 hereto, is being “furnished” and is not deemed “filed” by the Company for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor is it deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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Forward-Looking Statements

Some of the statements in this document constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MFIC, AIF, and AFT, and distribution projections; business prospects of MFIC, AIF, and AFT, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AIF, and AFT expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this document involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate one or both of the Mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto and the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto on the expected timeline, or at all; (ii) the expected synergies and savings associated with one or both of the Mergers; (iii) the ability to realize the anticipated benefits of one or both of the Mergers, including the expected elimination of certain expenses and costs due to one or both of the Mergers; (iv) the percentage of the stockholders of MFIC, AIF, and AFT voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of one or both of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of one or both of the Mergers; (ix) any potential termination of one or both merger agreements; (x) the future operating results and net investment income projections of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xi) the ability of Adviser to implement its future plans with respect to the combined company; (xii) the ability of the Adviser and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AIF, and AFT have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AIF, and AFT undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AIF, and/or AFT in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

Additional Information and Where to Find It

This document relates to the proposed Mergers and certain related matters (the “Proposals”). In connection with the Proposals, MFIC, AIF, and AFT will file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC will file with the SEC a registration statement that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement will each contain important information about MFIC, AIF, AFT and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AIF, AND AFT ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION

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STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AIF, AND AFT AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2023. AIF, AFT, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AIF, and AFT stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This document is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this document is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AIF, AFT or in any fund or other investment vehicle managed by Apollo or any of its affiliates.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit

2.1	Agreement and Plan of Merger, dated as of November 6, 2023, among MidCap Financial Investment Corporation, Apollo Senior Floating Rate Fund Inc., AFT Merger Sub, Inc. and Apollo Investment Management, L.P. (for the limited purposes set forth therein).

2.2	Agreement and Plan of Merger, dated as of November 6, 2023, among MidCap Financial Investment Corporation, Apollo Tactical Income Fund Inc., AIF Merger Sub, Inc. and Apollo Investment Management, L.P. (for the limited purposes set forth therein).

99.1	Press Release of MidCap Financial Investment Corporation, dated November 7, 2023.

99.2	Joint Press Release of MidCap Financial Investment Corporation, Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc., dated November 7, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDCAP FINANCIAL INVESTMENT CORPORATION

By:	/s/ Kristin M. Hester
Name:	Kristin M. Hester
Title:	Chief Legal Officer and Secretary

Date: November 7, 2023

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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

MIDCAP FINANCIAL INVESTMENT CORPORATION,

AFT MERGER SUB, INC.,

APOLLO SENIOR FLOATING RATE FUND INC.

and

APOLLO INVESTMENT MANAGEMENT, L.P.

(for the limited purposes set forth herein)

Dated as of November 7, 2023

Article IV REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR AND MERGER SUB		24

4.1.	Corporate Organization	24
4.2.	Capitalization	25
4.3.	Authority; No Violation	25
4.4.	Governmental Consents	27
4.5.	Reports	27
4.6.	Acquiror Financial Statements	28
4.7.	Broker’s Fees	31
4.8.	Absence of Changes or Events	31
4.9.	Compliance with Applicable Law; Permits	31
4.10.	Acquiror Information	32
4.11.	Taxes and Tax Returns	33
4.12.	Litigation	35
4.13.	Employee Matters	35
4.14.	Certain Contracts	35
4.15.	Insurance Coverage	36
4.16.	Intellectual Property	36
4.17.	Real Property	36
4.18.	Investment Assets	37
4.19.	State Takeover Laws	37
4.20.	Opinion of Financial Advisor	37
4.21.	Chapter 11	37

Article V REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR ADVISER		37

5.1.	Organization	37
5.2.	Authority; No Violation	38
5.3.	Compliance with Applicable Law; Permits	38
5.4.	Litigation	39
5.5.	Acquiror Adviser Information	39
5.6.	Financial Resources	40

Article VI COVENANTS RELATING TO CONDUCT OF BUSINESS		40

6.1.	Conduct of Businesses Prior to the Effective Time	40
6.2.	Company Forbearances	40
6.3.	Acquiror Forbearances	43
6.4.	Valuation	45

Article VII ADDITIONAL AGREEMENTS		46

7.1.	Further Assurances	46
7.2.	Regulatory Matters	47
7.3.	Stockholder Approval	48
7.4.	Indemnification	49
7.5.	No Solicitation	50
7.6.	Company Takeover Proposals	52

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7.7.	Acquiror Takeover Proposals	54
7.8.	Access to Information	56
7.9.	Publicity	56
7.10.	Takeover Statutes and Provisions	57
7.11.	Tax Matters	57
7.12.	Stockholder Litigation	58
7.13.	Section 16 Matters	58
7.14.	No Other Representations or Warranties	58
7.15.	Merger of Surviving Company	58
7.16.	Coordination of Dividends	58
7.17.	Company Stockholders Payment	59
7.18.	NASDAQ Listing	59
7.19.	Repayment of Indebtedness	60
7.20.	Acquiror Stockholders Distribution	60

Article VIII CONDITIONS PRECEDENT		60

8.1.	Conditions to Each Party’s Obligations to Effect the Merger	60
8.2.	Conditions to Obligations of the Acquiror and Merger Sub to Effect the Merger	61
8.3.	Conditions to Obligations of the Company to Effect the Merger	62
8.4.	Frustration of Closing Conditions	63

Article IX TERMINATION AND AMENDMENT		63

9.1.	Termination	63
9.2.	Termination Fee	66
9.3.	Effect of Termination	68
9.4.	Fees and Expenses	68
9.5.	Amendment	68
9.6.	Extension; Waiver	69

Article X CERTAIN DEFINITIONS		69

Article XI GENERAL PROVISIONS		78

11.1.	Nonsurvival of Representations, Warranties and Agreements	78
11.2.	Notices	78
11.3.	Interpretation; Construction	80
11.4.	Counterparts	80
11.5.	Entire Agreement	80
11.6.	Governing Law; Jurisdiction; Waiver of Jury Trial	80
11.7.	Assignment; Third Party Beneficiaries	81
11.8.	Specific Performance	81

Schedules

Company Disclosure Schedule
Acquiror Disclosure Schedule

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 7, 2023 (this “Agreement”), is made by and among MidCap Financial Investment Corporation, a Maryland corporation (the “Acquiror”), AFT Merger Sub, Inc., a Maryland corporation and a wholly-owned direct Consolidated Subsidiary of the Acquiror (“Merger Sub”), Apollo Senior Floating Rate Fund Inc., a Maryland corporation (the “Company”), and, solely for purposes of Article V, Section 7.17, Section 8.3 and Article XI, Apollo Investment Management, L.P., a Delaware limited partnership and the investment adviser to the Acquiror (the “Acquiror Adviser”).

RECITALS

WHEREAS, the Acquiror has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the “Investment Company Act”), and is listed on the NASDAQ Global Select Market (“NASDAQ”);

WHEREAS, the Company is a closed-end management investment company, registered under the Investment Company Act and listed on the New York Stock Exchange (“NYSE”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, immediately following the Merger (as defined below), the Surviving Company shall merge with and into the Acquiror (the “Second Merger” and, together with the Merger, the “Mergers”), with the Acquiror as the surviving company in the Second Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”), upon the recommendation of a committee of the Company Board comprised solely of the Independent Directors of the Company (the “Company Special Committee”), has unanimously (i) determined that (x) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Company and its stockholders and (y) the interests of the Company’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and other Company Matters), (iii) directed that the approval of the Company Matters be submitted to the Company’s stockholders at the Company Stockholders Meeting and (iv) resolved to recommend that the stockholders of the Company approve the Company Matters;

WHEREAS, the Board of Directors of the Acquiror (the “Acquiror Board”), upon the recommendation of a committee of the Acquiror Board comprised solely of the Independent Directors of the Acquiror (the “Acquiror Special Committee”), has unanimously (i) determined that (x) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Acquiror and its stockholders and (y) the interests of the Acquiror’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and the Acquiror Matters), (iii) directed that the approval of the Acquiror Matters be submitted to the Acquiror’s stockholders at the Acquiror Stockholders Meeting and (iv) resolved to recommend that the stockholders of the Acquiror approve the Acquiror Matters;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger) and (iii) resolved to recommend the approval of the Transactions (including the Merger) by the Acquiror, in the Acquiror’s capacity as the sole stockholder of Merger Sub;

WHEREAS, the parties intend the Mergers to be treated as a single integrated transaction and to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and other agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Merger Sub shall merge with and into the Company, and the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving company in the Merger and shall continue its existence as a corporation under the MGCL.

1.2. Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place by remote communication and by the exchange of signatures by electronic transmission on the date that is three (3) Business Days after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless otherwise agreed in writing by the parties to this Agreement (the “Closing Date”).

1.3. Effective Time. The Merger shall become effective as set forth in the articles of merger with respect to the Merger (the “First Articles of Merger”) that shall be filed with, and accepted for record by, the State Department of Assessments and Taxation of Maryland (the “MD SDAT”). The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the First Articles of Merger.

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1.4. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the MGCL.

1.5. Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Acquiror or Merger Sub or the holder of any of the following securities:

(a) Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Company.

(b) All shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) that are issued and outstanding and are owned by the Acquiror or any of its Consolidated Subsidiaries (including Merger Sub) immediately prior to the Effective Time shall be cancelled and shall cease to exist and no shares of common stock, par value $0.001 per share, of the Acquiror (“Acquiror Common Stock”) or any other consideration shall be delivered in exchange therefor (such shares, the “Cancelled Shares”).

(c) Subject to Section 1.5(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for the Cancelled Shares) shall be converted, in accordance with and subject to the procedures set forth in Article II, into the right to receive a number of shares of Acquiror Common Stock equal to the Exchange Ratio and, if applicable, cash in lieu of fractional shares of Acquiror Common Stock payable in accordance with Section 1.5(f) (such shares of Acquiror Common Stock and any such cash in lieu of fractional shares of Acquiror Common Stock, the “Merger Consideration”), in all cases without interest. The amount of cash each holder of Company Common Stock as of immediately prior to the Effective Time is entitled to receive pursuant to this Section 1.5(c) shall be rounded down to the nearest cent, and computed after aggregating all cash amounts for all shares of Company Common Stock then held by such holder.

(d) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each holder of a certificate (“Certificate”) or book-entry share (“Book-Entry Share”) that immediately prior to the Effective Time represented an outstanding share of Company Common Stock shall cease to have any rights with respect to such Certificate or Book-Entry Share other than the right to receive, upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.2, the Merger Consideration.

(e) The Exchange Ratio shall be appropriately adjusted (to the extent not already taken into account in determining the Closing Company Net Asset Value and/or the Closing Acquiror Net Asset Value, as applicable) if, between the Determination Date and the Effective Time, the respective outstanding shares of Acquiror Common Stock or Company Common Stock shall have been increased or decreased or changed into or

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exchanged for a different number or kind of shares or securities, in each case, as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, combination or exchange of shares, or if a stock dividend or dividend payable in any other securities shall be authorized and declared with a record date within such period, as permitted by this Agreement. Nothing in this Section 1.5(e) shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(f) No certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the conversion of Company Common Stock pursuant to this Section 1.5, and such fractional share interests shall not entitle the owner thereof to any shares of Acquiror Common Stock or to vote or to any other rights or powers of a holder of Acquiror Common Stock. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder would, but for this Section 1.5(f), be entitled under Section 1.5(c), as so rounded pursuant to the immediately following sentence, and (B) the volume-weighted average trading price of a share of Acquiror Common Stock on NASDAQ for the five (5) consecutive Trading Days ending on the third Trading Day preceding the Closing Date (as reported by Bloomberg L.P. or its successor or, if not reported thereon, another authoritative source selected by the Acquiror that is reasonably acceptable to the Company). All fractional shares to which a single record holder of Company Common Stock as of immediately prior to the Effective Time would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock as of immediately prior to the Effective Time in lieu of any fractional share interests in Acquiror Common Stock, the Exchange Agent shall make available such amount, without interest, to such holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 1.5(f) is not a separately bargained-for consideration.

1.6. Termination of Certain Contractual Obligations. Immediately after the Effective Time, the Company Advisory Agreement, the Company Administration Agreements and the Company Trademark Agreement shall be terminated and of no further force and effect.

1.7. The Second Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the MGCL, at the Second Effective Time, the Surviving Company shall merge with and into the Acquiror and the separate corporate existence of the Surviving Company shall cease. The Acquiror shall be the surviving company in the Second Merger and shall continue its existence as a corporation under the Laws of the State of Maryland. The Second Merger shall become effective as set forth in the articles of merger with respect to the Second Merger (the “Second Articles of Merger”) that the Acquiror shall file with the MD SDAT (the “Second Effective Time”). At and after the Second Effective Time, the Second Merger shall have the effects set forth in the MGCL.

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(b) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Acquiror or the Surviving Company or the holder of any of the following securities, (i) each share of common stock of the Surviving Company issued and outstanding as of immediately prior to the Second Effective Time shall be cancelled and shall cease to exist, and no consideration shall be exchanged therefor; and (ii) each share of Acquiror Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as an identical share of Acquiror Common Stock.

1.8. Articles of Incorporation and Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Company, as the surviving company of the Merger, as of the Effective Time, until thereafter amended in accordance with applicable Law and the terms of such articles of incorporation. The bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company, as the surviving company in the Merger, as of the Effective Time, until thereafter amended in accordance with applicable Law and the terms of the articles of incorporation of the Company and such bylaws.

(b) At the Second Effective Time, the articles of incorporation of the Acquiror as in effect immediately prior to the Second Effective Time shall be the articles of incorporation of the Acquiror, as the surviving company of the Second Merger, as of the Second Effective Time, until thereafter amended in accordance with applicable Law and the terms of such articles of incorporation. The bylaws of the Acquiror as in effect immediately prior to the Second Effective Time shall be the bylaws of the Acquiror, as the surviving company in the Second Merger, as of the Second Effective Time, until thereafter amended in accordance with applicable Law and the terms of the articles of incorporation of the Acquiror and such bylaws.

1.9. Directors and Officers. Subject to applicable Law, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualify, or the earlier death, resignation or removal of any such director or officer or the consummation of the Second Merger. Subject to applicable Law, the directors and officers of the Acquiror immediately prior to the Second Effective Time shall be the directors and officers of the Acquiror immediately after consummation of the Second Merger and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

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ARTICLE II

MERGER CONSIDERATION

2.1. Designation of Exchange Agent; Deposit of Merger Consideration. Prior to the Closing, the Acquiror shall enter into a customary exchange agreement with a nationally recognized financial institution designated by the Acquiror and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 1.5(c). At or prior to the Effective Time, the Acquiror shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II, through the Exchange Agent book-entry shares representing the full number of whole shares of Acquiror Common Stock issuable pursuant to Section 1.5(c) in exchange for outstanding shares of Company Common Stock, and the Acquiror shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Acquiror Common Stock pursuant to Section 2.2(c) (such shares of Acquiror Common Stock provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For purposes of the deposit, the Acquiror shall assume that there will not be any fractional shares of Acquiror Common Stock. The Acquiror shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 1.5(f). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 1.5(c), the Acquiror shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Acquiror shall cause the Exchange Fund to be (x) held for the benefit of the holders of Company Common Stock as of immediately prior to the Effective Time and (y) applied promptly to making the payments pursuant to Section 1.5. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.5, except as expressly provided for in this Agreement.

2.2. Delivery of Merger Consideration.

(a) As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Acquiror shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented an outstanding share of Company Common Stock (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Book-Entry Share shall pass only upon proper delivery of the Certificate (or an affidavit of loss in lieu thereof) or the surrender of such Book-Entry Share to the Exchange Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Share or such other reasonable evidence, if any, of such surrender as the Exchange Agent may reasonably request), as applicable, which shall be in the form and have such other provisions as the Acquiror and the Company may reasonably specify (such letter of transmittal, the “Letter of Transmittal”), and (ii) instructions (which instructions shall be in the form and have such other provisions as the Acquiror and the Company may reasonably specify) for use in effecting the surrender of Certificates (or

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affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for (A) the number of shares of Acquiror Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates or Book-Entry Shares pursuant to Section 1.5(c), (B) any dividends or other distributions payable pursuant to Section 2.2(c) and (C) any cash in lieu of fractional shares of Acquiror Common Stock payable pursuant to Section 1.5(f).

(b) Upon surrender to the Exchange Agent of shares of Company Common Stock that (i) are represented by Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu thereof) together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, or (ii) are Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the surrender of such Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares as the Exchange Agent may reasonably request), in each case, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Acquiror shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (A) the number of shares of Acquiror Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates or Book-Entry Shares pursuant to Section 1.5(c), (B) any dividends or other distributions payable pursuant to Section 2.2(c) and (C) any cash in lieu of fractional shares of Acquiror Common Stock payable pursuant to Section 1.5(f), and the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on any cash payable upon the surrender of Certificates or Book-Entry Shares.

(c) Subject to applicable Law, following surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares for cancellation to the Exchange Agent, there shall be paid to the holder of the shares of Acquiror Common Stock issued in exchange for such Certificates or Book-Entry Shares, without interest, (i) at the time of delivery of such Acquiror Common Stock by the Exchange Agent pursuant to Section 2.2(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Acquiror Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such shares of Acquiror Common Stock by the Exchange Agent pursuant to Section 2.2(b), and a payment date subsequent to such delivery of such shares of Acquiror Common Stock by the Exchange Agent pursuant to Section 2.2(b), payable with respect to such shares of Acquiror Common Stock.

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(d) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Acquiror Common Stock as contemplated by Section 2.2(c)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, only if such Certificate or Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of the Acquiror that such Tax has been paid or is not applicable.

2.3. No Further Ownership Rights; Transfers. All Merger Consideration paid by the Acquiror in accordance with the terms of Article I and Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Common Stock in respect of which such Merger Consideration was paid. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to, and there shall be no further transfers on the stock transfer books of the Company of, the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.

2.4. Net Asset Value Calculation.

(a) The Acquiror shall deliver to the Company a calculation of the net asset value of the Acquiror as of a date mutually agreed between the Acquiror and the Company, such date to be no earlier than forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time (such agreed date, the “Determination Date”), calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used by the Acquiror in preparing the calculation of the net asset value per share of Acquiror Common Stock (with an accrual for any dividend declared by the Acquiror and not yet paid) (the “Closing Acquiror Net Asset Value”); provided that the Acquiror shall update the calculation of the Closing Acquiror Net Asset Value in the event that the Closing is subsequently materially delayed or there is a material change to the Closing Acquiror Net Asset Value prior to the Closing (including without limitation any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing Acquiror Net Asset Value is determined within forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time; provided further that the Acquiror Board, including a majority of the Independent Directors of the Acquiror Board, shall be required to approve, and the Chief Financial Officer of the Acquiror shall certify in writing to the Company, the calculation of the Closing Acquiror Net Asset Value.

(b) The Company shall deliver to the Acquiror a calculation of the net asset value of the Company as of the Determination Date, calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used by the Company in preparing the calculation of the net asset value per share of Company Common Stock (with an accrual for any dividend declared by the Company and not yet paid) (the “Closing Company Net Asset Value”); provided that the Company shall update the calculation of the Closing Company Net Asset Value

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in the event that the Closing is subsequently materially delayed or there is a material change to the Closing Company Net Asset Value prior to the Closing (including any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing Company Net Asset Value is determined within forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time; provided further that the Company Board, including a majority of the Independent Directors of the Company Board, shall be required to approve, and the Chief Financial Officer of the Company shall certify in writing to the Acquiror, the calculation of the Closing Company Net Asset Value.

(c) In connection with preparing the calculations provided pursuant to this Section 2.4, each of the Company and the Acquiror will use the portfolio valuation methods approved by the Company Board or the Acquiror Board, as applicable, for valuing the securities and other assets of the Company or the Acquiror, as applicable, as of September 30, 2023, unless otherwise agreed by each of the Acquiror Board and the Company Board.

(d) Each of the Company and the Acquiror shall afford the other, and the other’s respective Representatives, upon reasonable request, reasonable access to the individuals who have prepared each calculation provided pursuant to this Section 2.4 and to the information, books, records, work papers and back-up materials used or useful in preparing each such calculation, including without limitation any reports prepared by valuation agents, in order to assist such party with its review of such calculation so long as such individuals remain employed by the Company Adviser or the Acquiror Adviser, as applicable, or their respective Affiliates.

2.5. Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to former stockholders of the Company as of the first anniversary of the Effective Time may be paid to the Acquiror, upon the Acquiror’s written demand to the Exchange Agent. In such event, any former stockholders of the Company who have not theretofore complied with any applicable requirements to receive cash in lieu of fractional shares of Acquiror Common Stock shall thereafter look only to the Acquiror for payment of the Merger Consideration and any unpaid dividends and other distributions on the Acquiror Common Stock deliverable in respect of the Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

2.6. No Liability. None of the Acquiror, the Company, the Surviving Company, Merger Sub, the Exchange Agent or any other Person shall be liable to any Person in respect of any shares of Acquiror Common Stock or cash held in the Exchange Fund delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any Merger Consideration or any unpaid dividends or other distributions on the Acquiror Common Stock or other entitlements in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration or unpaid dividends or other distributions or other entitlements in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Acquiror, free and clear of all claims or interest of any Person previously entitled thereto.

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2.7. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Acquiror, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or the Acquiror may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Article I or this Article II.

2.8. Withholding Rights. The Acquiror, the Exchange Agent, the Acquiror Adviser, the Payment Agent and each of their respective Affiliates and agents, as applicable, shall be entitled to deduct and withhold from amounts payable pursuant to this Agreement to any holder of Company Common Stock, Eligible Company Common Stock or Acquiror Common Stock such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except with respect to matters that have been Previously Disclosed, the Company hereby represents and warrants to the Acquiror and Merger Sub that:

3.1. Corporate Organization.

(a) The Company is a corporation duly incorporated and validly existing and in good standing under the Laws of the State of Maryland. The Company is a closed-end management investment company, duly registered under the Investment Company Act, and such registration has not been revoked or rescinded and is in full force and effect, and listed on NYSE. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(b) True, complete and correct copies of the Articles of Amendment and Restatement of the Company, as amended and supplemented (the “Company Charter”), and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by the Company.

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(c) Each Consolidated Subsidiary of the Company (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

3.2. Capitalization.

(a) The authorized capital stock of the Company consists of 999,998,466 shares of Company Common Stock, of which 15,573,575 shares were outstanding as of the close of business on September 30, 2023 (the “Company Capitalization Date”). All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to the Company attaching to the ownership thereof. As of the date of this Agreement, no Indebtedness having the right to vote on any matters on which stockholders of the Company may vote (“Company Voting Debt”) is issued or outstanding. As of the Company Capitalization Date, except pursuant to the Company’s dividend reinvestment plan, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (“Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any shares of Company Common Stock, Company Voting Debt or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Voting Debt or other equity securities of the Company. There are no obligations of the Company or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company, Company Voting Debt or any equity security of the Company or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, Company Voting Debt or any other equity security of the Company or its Consolidated Subsidiaries or (ii) pursuant to which the Company or any of its Consolidated Subsidiaries is or could be required to register shares of the Company’s capital stock or other securities under the Securities Act. All of the outstanding shares of Company Common Stock have been issued in compliance with applicable Law in all material respects.

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(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of the Company has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

3.3. Authority; No Violation.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Requisite Vote, to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the Company Board. The Company Board (on the recommendation of the Company Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Company and its stockholders and (B) the interests of the Company’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and other Company Matters), (iii) directed that the approval of the Company Matters be submitted to the Company’s stockholders at a duly held meeting of such stockholders (the “Company Stockholders Meeting”) and (iv) resolved to recommend that the stockholders of the Company approve the Company Matters. Except for receipt of the approval of the Company Matters by the affirmative vote of the holders of Company Common Stock entitled to cast a majority of all the votes entitled to be cast on the matters to be approved at the Company Stockholders Meeting (the “Company Requisite Vote”), the Merger and the other Transactions have been authorized by all necessary corporate action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the Acquiror, Merger Sub and the Acquiror Adviser) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Enforceability Exception”)).

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor the performance of this Agreement by the Company, will (i) violate any provision of the Company Charter or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.3(a) and Section 3.4 are duly obtained and/or made and the repayment in full of all obligations under the Company Credit Agreement pursuant to Section 7.19 and termination of the commitments thereunder, (A) violate any Law or Order applicable to the Company or any of its Consolidated Subsidiaries or (B) except as Previously Disclosed, violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of

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termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Company or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

3.4. Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by the Company of the Merger and the other Transactions, except for (i) the filing with the SEC of a joint proxy statement/prospectus in definitive form relating to the Company Stockholders Meeting and the Acquiror Stockholders Meeting to be held in connection with this Agreement and the Transactions (the “Joint Proxy Statement/Prospectus”) and of a registration statement on Form N-14 or such other appropriate SEC form (the “Registration Statement”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the First Articles of Merger with and the acceptance for the record of the First Articles of Merger by the MD SDAT in respect of the Merger, (iii) the filing of the Second Articles of Merger with and the acceptance for the record of the Second Articles of Merger by the MD SDAT in respect of the Second Merger, (iv) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) approval of the listing on NASDAQ of the shares of Acquiror Common Stock to be issued as Merger Consideration under this Agreement and (vi) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

3.5. Reports.

(a) The Company has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file since January 1, 2021 (the “Applicable Date”) with the SEC (such filings since the Applicable Date, the “Company SEC Reports”), except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries taken as a whole. To the Company’s knowledge, no Company SEC Report, at the time filed or furnished with the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. To the Company’s knowledge, all Company SEC Reports, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of the Company is required to make any filing with the SEC.

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(b) Neither the Company nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to the Company’s knowledge that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of the Company or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated companies or their Consolidated Subsidiaries, nor has the Company or any of its Consolidated Subsidiaries been advised in writing or, to the knowledge of the Company, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

(c) The Company has made available to the Acquiror all material correspondence with the SEC since the Applicable Date and, as of the date of this Agreement, to the knowledge of the Company (i) there are no unresolved comments from the SEC with respect to the Company SEC Reports or any SEC examination of the Company and (ii) none of the Company SEC Reports is subject to any ongoing review by the SEC.

3.6. Company Financial Statements.

(a) The financial statements, including the related consolidated schedules of investments, of the Company and its Consolidated Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in net assets and consolidated financial position of the Company and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) to the Company’s knowledge, have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Deloitte & Touche LLP (“Deloitte”) has not resigned, threatened resignation or been dismissed as the Company’s independent public accountant as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (A) liabilities reflected or reserved against on the consolidated unaudited balance sheet of the Company as of June 30, 2023 included in the unaudited financial statements set forth in the Company’s Certified Shareholder Report on Form N-CSRS for the reporting period ended June 30, 2023 (the “Company Balance Sheet”), (B)

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liabilities incurred in the ordinary course of business since June 30, 2023, (C) liabilities incurred in connection with this Agreement and the Transactions, (D) liabilities otherwise disclosed in the Company SEC Reports and (E) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, neither the Company nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the Company Balance Sheet in accordance with GAAP.

(c) Neither the Company nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act).

(d) Since the Applicable Date, (i) neither the Company nor any of its Consolidated Subsidiaries nor, to the knowledge of the Company, any director, officer, auditor, accountant or Representative of the Company or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing the Company or any of its Consolidated Subsidiaries, whether or not employed by the Company or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities laws, breach of duty or similar violation by the Company or any of its directors, officers or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(e) To the Company’s knowledge, since the Applicable Date, Deloitte, which has expressed its opinion with respect to the financial statements of the Company and its Consolidated Subsidiaries included in the Company SEC Reports (including the related notes), has been (i) “independent” with respect to the Company and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(f) The principal executive officer and principal financial officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC (collectively, the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct, and the Company is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

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(g) The Company has in all material respects:

(i) designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to allow the Company’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii) designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) the Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2022 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022; and

(iii) (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Company Board (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of the Company’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for the Company’s auditors any material weaknesses in internal controls.

(h) The fair market value of the Company’s investments as of September 30, 2023 (i) was determined in accordance with Accounting Standards Codification, “Fair Value Measurements and Disclosures (Topic 820)”, issued by the Financial Accounting Standards Board (“ASC Topic 820”) and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, in accordance with Rule 2a-5 under the Investment Company Act.

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(i) To the Company’s knowledge, there is no fraud or suspected fraud affecting the Company involving management of the Company who have significant roles in the Company’s internal control over financial reporting.

3.7. Broker’s Fees. Neither the Company nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions, other than to Keefe, Bruyette & Woods, Inc. pursuant to an engagement letter, a true, complete and correct copy of which has been previously delivered to the Acquiror.

3.8. Absence of Changes or Events. Since the Company’s last Certified Shareholder Report on Form N-CSRS, (i) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the business of the Company and its Consolidated Subsidiaries has been conducted in the ordinary course of business, (ii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company and (iii) there has not been any material action that, if it had been taken after the date hereof, would have required the consent of the Acquiror under Sections 6.1 or 6.2.

3.9. Compliance with Applicable Law; Permits.

(a) Each of the Company and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company. The Company has not received any written or, to the Company’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole. The Company has operated in compliance with all listing standards of NYSE since the Applicable Date other than as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

(b) The Company is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or the reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

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(c) The Company has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a- 1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for the Company, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Company Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

(d) Each of the Company and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit the Company and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole. The Company has not received any written or, to the Company’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

(e) No “affiliated person” (as defined under the Investment Company Act) of the Company has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the knowledge of the Company, threatened that would result in any such disqualification.

(f) The minute books and other similar records of the Company maintained since the Applicable Date contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of the Company, the Company Board and any committees of the Company Board.

3.10. Company Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of the Company or stockholders of the Acquiror or at the time of the Company Stockholders Meeting or the Acquiror Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by the Acquiror, Merger Sub or the Acquiror Adviser for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

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3.11. Taxes and Tax Returns.

(a) The Company and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as arising, or required to be shown thereon, and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. No material Tax Return of the Company or any Consolidated Subsidiary has been examined by the Internal Revenue Service (the “IRS”) or other relevant taxing authority. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon the Company or any of its Consolidated Subsidiaries for which the Company does not have reserves that are adequate under GAAP. Neither the Company nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Consolidated Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither the Company nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither the Company nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by the Company or any of its Consolidated Subsidiaries. Neither the Company nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). If the Company or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(b) The Company made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”). The Company has qualified as a RIC at all times since the beginning of its first taxable year ended December 31, 2011 and expects to continue to so qualify through the Effective Time. No challenge to the Company’s status as a RIC is pending or has been threatened orally or in writing. For each taxable year of the Company ending on or before the Effective Time, the Company has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code (assuming for these purposes that any Tax Dividend declared by the Company after the date of this Agreement has been timely paid).

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(c) Prior to the Closing Date, the Company shall have declared and paid a Tax Dividend with respect to all taxable years ended prior to the Effective Time. Prior to the Closing Date, the Company shall have declared a Tax Dividend with respect to the final taxable year ending with its complete liquidation.

(d) The Company and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(e) The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f) The Company has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(g) The Company Previously Disclosed each asset the disposition of which would be subject to the rules similar to Section 1374 of the Code as prescribed in IRS Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-7 and the amount of “net unrealized built-in gain” (within the meaning of Section 1374(d) of the Code) on each such asset. Other than as Previously Disclosed, the Company is not now and will not be subject to corporate-level income taxation on the sale, transfer or other disposition of its assets currently held as a result of the application of Section 337(d) of the Code or the Treasury Regulations promulgated thereunder.

(h) No claim has been made in writing by a taxing authority in a jurisdiction where the Company or any of its Consolidated Subsidiaries does not file Tax Returns that the Company or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(i) Neither the Company nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.

(j) Neither the Company nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(k) Neither the Company nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than the Company and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

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(l) Neither the Company nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Consolidated Subsidiaries).

(m) There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Consolidated Subsidiaries.

3.12. Litigation. There are no material Proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Consolidated Subsidiaries. There is no Order binding upon the Company or any of its Consolidated Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

3.13. Employee Matters. Neither the Company nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, profit sharing, fringe benefit, health, medical or other similar plan, program or agreement (collectively, “Employee Benefit Plans”).

3.14. Certain Contracts.

(a) The Company has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to the Acquiror of, all Contracts (collectively, the “Company Material Contracts”) to which, as of the date hereof, the Company or any of its Consolidated Subsidiaries is a party, or by which the Company or any of its Consolidated Subsidiaries may be bound, or, to the knowledge of the Company, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:

(i) any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;

(ii) any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of the Company or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $5,000,000 is outstanding or may be incurred, or any guarantee by the Company or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $5,000,000;

(iii) any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of the Company and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that the Company and its Consolidated Subsidiaries conducts or may conduct; or

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(iv) any Contract that obligates the Company or any of its Consolidated Subsidiaries to conduct any business that is material to the Company and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party, or upon consummation of the Mergers, will obligate the Acquiror, the Surviving Company or any of their Consolidated Subsidiaries to conduct business with any third-party on an exclusive basis.

(b) Each Company Material Contract is (x) valid and binding on the Company or its applicable Consolidated Subsidiary and, to the Company’s knowledge, each other party thereto, (y) enforceable against the Company or its applicable Consolidated Subsidiary in accordance with its terms (subject to the Enforceability Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole. The Company Advisory Agreement has been approved by the Company Board and stockholders of the Company in accordance with Section 15 of the Investment Company Act. Neither the Company nor any of its Consolidated Subsidiaries nor, to the Company’s knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company. No Company Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole. No event has occurred with respect to the Company or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any Company Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

3.15. Insurance Coverage. All material insurance policies maintained by the Company or any of its Consolidated Subsidiaries and that name the Company or any of its Consolidated Subsidiaries as an insured (each, a “Company Insurance Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each Company Insurance Policy have been paid. Neither the Company nor any of its Consolidated Subsidiaries has received written notice of cancellation of any Company Insurance Policy.

3.16. Intellectual Property. The Company and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all patents, patent applications, patent rights, trademarks, trademark applications, trademark rights, trade names, trade name rights, service marks, service mark applications, service mark rights, copyrights, computer programs and other proprietary intellectual property rights (collectively, “Intellectual Property Rights”) that are material to the conduct of the business of the Company and its Consolidated Subsidiaries taken as a whole (hereinafter, “Company Intellectual Property Rights”), except where the failure to own, possess or have adequate rights would not, individually or in the

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aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company. No claims are pending for which the Company has received written notice or, to the knowledge of the Company, threatened (i) that the Company or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any Company Intellectual Property Right is invalid or unenforceable. To the knowledge of the Company, no Person is infringing, misappropriating or using without authorization the rights of the Company or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

3.17. Real Property. Neither the Company nor any of its Consolidated Subsidiaries owns or leases any real property.

3.18. Investment Assets. Each of the Company and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of the Company or its Consolidated Subsidiaries pursuant to credit agreements that have been Previously Disclosed and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business.

3.19. State Takeover Laws. The Company Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. Moreover, the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger, and no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover statutes or regulations enacted under state or federal Laws in the United States (any such Laws, “Takeover Statutes”) are applicable to this Agreement, the Mergers or the other Transactions.

3.20. Appraisal Rights. In accordance with Section 3-202 of the MGCL and the Company Charter, no dissenters’ rights, appraisal rights or rights of an objecting stockholder shall be available to holders of Company Common Stock in connection with the Transactions.

3.21. Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board and the Company Special Committee have received the opinion of Keefe, Bruyette & Woods, Inc., financial advisor to the Company Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration (disregarding cash for fractional shares) and the per share cash amount of the Company Stockholders Payment, taken together, was fair, from a financial point of view, to the holders of Company Common Stock.

3.22. Chapter 11. Neither the Company nor any of its Consolidated Subsidiaries is under the jurisdiction of a court in a “title 11 or similar case” (as defined in Section 368(a)(3)(A) of the Code).

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR AND MERGER SUB

Except with respect to matters that have been Previously Disclosed, the Acquiror and Merger Sub hereby jointly and severally represent and warrant to the Company that:

4.1. Corporate Organization.

(a) The Acquiror is a corporation duly incorporated and validly existing under the Laws of the State of Maryland and in good standing with the MD SDAT, and Merger Sub is a corporation duly incorporated and validly existing under the Laws of the State of Maryland and in good standing with the MD SDAT. The Acquiror has previously elected to be regulated as a BDC, as defined in Section 2(a)(48) of the Investment Company Act, and is listed on NASDAQ. Each of the Acquiror and Merger Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror. The Acquiror has duly elected to be regulated as a BDC, and such election has not been revoked or withdrawn and is in full force and effect.

(b) True, complete and correct copies of the Articles of Amendment and Restatement of the Acquiror, as amended, supplemented and restated (the “Acquiror Charter”), and the Amended and Restated Bylaws of the Acquiror (the “Acquiror Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by the Acquiror.

(c) Each Consolidated Subsidiary of the Acquiror (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror.

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4.2. Capitalization.

(a) The authorized capital stock of the Acquiror consists of 130,000,000 shares of Acquiror Common Stock, of which 65,253,275 shares were outstanding as of the close of business on September 30, 2023 (the “Acquiror Capitalization Date”). All of the issued and outstanding shares of Acquiror Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to the Acquiror attaching to the ownership thereof. All of the shares of Acquiror Common Stock constituting the Merger Consideration will be, when issued pursuant to the terms of the Merger, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to the Acquiror attaching to the ownership thereof. As of the date of this Agreement, no Indebtedness having the right to vote on any matters on which stockholders of the Acquiror may vote (“Acquiror Voting Debt”) is issued or outstanding. As of the Acquiror Capitalization Date, except pursuant to the Acquiror’s dividend reinvestment plan, the Acquiror does not have and is not bound by any Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of Acquiror Common Stock, Acquiror Voting Debt or any other equity securities of the Acquiror or any securities representing the right to purchase or otherwise receive any shares of Acquiror Common Stock, Acquiror Voting Debt or other equity securities of the Acquiror. There are no obligations of the Acquiror or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of the Acquiror, Acquiror Voting Debt or any equity security of the Acquiror or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, Acquiror Voting Debt or any other equity security of the Acquiror or its Consolidated Subsidiaries or (ii) pursuant to which the Acquiror or any of its Consolidated Subsidiaries is or could be required to register shares of the Acquiror’s capital stock or other securities under the Securities Act. All of the outstanding shares of Acquiror Common Stock have been issued in compliance with applicable Law in all material respects.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of the Acquiror are owned by the Acquiror, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of the Acquiror has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

4.3. Authority; No Violation.

(a) The Acquiror has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Acquiror Requisite Vote, consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the Acquiror Board. Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the board of directors of Merger Sub. The Acquiror Board (on the

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recommendation of the Acquiror Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Acquiror and its stockholders and (B) the interests of the Acquiror’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and the Acquiror Matters), (iii) directed that the approval of the Acquiror Matters be submitted to the Acquiror’s stockholders at a duly held meeting of such stockholders (the “Acquiror Stockholders Meeting”) and (iv) resolved to recommend that the stockholders of the Acquiror approve the Acquiror Matters. The board of directors of Merger Sub has unanimously determined that this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of Merger Sub and its sole stockholder; approved, adopted and declared advisable this Agreement and the Transactions (including the Merger); and resolved to recommend the approval of the Transactions (including the Merger) by the Acquiror, in the Acquiror’s capacity as the sole stockholder of Merger Sub. Except for receipt of the approval of the Acquiror Matters by at least a majority of the total votes cast by the holders of Acquiror Common Stock at the Acquiror Stockholders Meeting (the “Acquiror Requisite Vote”), and the approval of the Transactions by the Acquiror, as the sole stockholder of Merger Sub (which approval shall occur promptly following the execution of this Agreement), the Mergers and the other Transactions have been authorized by all necessary corporate action on the part of the Acquiror and Merger Sub. This Agreement has been duly and validly executed and delivered by the Acquiror and Merger Sub and (assuming due authorization, execution and delivery by the Company and the Acquiror Adviser) this Agreement constitutes the valid and binding obligation of each of the Acquiror and Merger Sub, enforceable against each of the Acquiror and Merger Sub in accordance with its terms (except as may be limited by the Enforceability Exception).

(b) Neither the execution and delivery of this Agreement by the Acquiror and Merger Sub, nor the consummation by the Acquiror or Merger Sub of the Transactions, nor the performance of this Agreement by the Acquiror and Merger Sub, will (i) violate any provision of the Acquiror Charter, the Acquiror Bylaws or the articles of incorporation or bylaws of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 4.3(a) and Section 4.4 are duly obtained and/or made, (A) violate any Law or Order applicable to the Acquiror or any of its Consolidated Subsidiaries or (B) except as Previously Disclosed, violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of the Acquiror or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Acquiror or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

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4.4. Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by the Acquiror or Merger Sub of the Merger and the other Transactions, except for (i) the filing with the SEC of the Joint Proxy Statement/Prospectus and the Registration Statement in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the First Articles of Merger with and the acceptance for the record of the First Articles of Merger by the MD SDAT in respect of the Merger, (iii) the filing of the Second Articles of Merger with and the acceptance for the record of the Second Articles of Merger by the MD SDAT in respect of the Second Merger, (iv) any notices or filings under the HSR Act, (v) approval of the listing on NASDAQ of the shares of Acquiror Common Stock to be issued as Merger Consideration under this Agreement, (vi) the reporting of this Agreement on a Current Report on Form 8-K and (vii) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror.

4.5. Reports.

(a) The Acquiror has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file since the Applicable Date with the SEC (such filings since the Applicable Date, the “Acquiror SEC Reports”), except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries taken as a whole. To the Acquiror’s knowledge, no Acquiror SEC Report, at the time filed or furnished with the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. To the Acquiror’s knowledge, all Acquiror SEC Reports, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of the Acquiror is required to make any filing with the SEC.

(b) Neither the Acquiror nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to the Acquiror’s knowledge that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of the Acquiror or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has the Acquiror or any of its Consolidated Subsidiaries been advised in writing or, to the knowledge of the Acquiror, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

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(c) The Acquiror has made available to the Company all material correspondence with the SEC since the Applicable Date and, as of the date of this Agreement, to the knowledge of the Acquiror, (i) there are no unresolved comments from the SEC with respect to the Acquiror SEC Reports or any SEC examination of the Acquiror and (ii) none of the Acquiror SEC Reports is subject to any ongoing review by the SEC.

4.6. Acquiror Financial Statements.

(a) The financial statements, including the related consolidated schedules of investments, of the Acquiror and its Consolidated Subsidiaries included (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in net assets and consolidated financial position of the Acquiror and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) to the Acquiror’s knowledge, have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Deloitte has not resigned, threatened resignation or been dismissed as the Acquiror’s independent public accountant as a result of or in connection with any disagreements with the Acquiror on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (A) liabilities reflected or reserved against on the consolidated unaudited balance sheet of the Acquiror as of September 30, 2023 included in the unaudited financial statements set forth in the Acquiror’s quarterly report on Form 10-Q for the quarter ended September 30, 2023 (the “Acquiror Balance Sheet”), (B) liabilities incurred in the ordinary course of business since September 30, 2023, (C) liabilities incurred in connection with this Agreement and the Transactions, (D) liabilities otherwise disclosed in the Acquiror SEC Reports and (E) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror, neither the Acquiror nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the Acquiror Balance Sheet in accordance with GAAP.

(c) Neither the Acquiror nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act).

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(d) Since the Applicable Date, (i) neither the Acquiror nor any of its Consolidated Subsidiaries nor, to the knowledge of the Acquiror, any director, officer, auditor, accountant or Representative of the Acquiror or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquiror or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Acquiror or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing the Acquiror or any of its Consolidated Subsidiaries, whether or not employed by the Acquiror or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities laws, breach of duty or similar violation by the Acquiror or any of its directors, officers or agents to the Acquiror Board or any committee thereof or to any director or officer of the Acquiror.

(e) To the Acquiror’s knowledge, since the Applicable Date, Deloitte, which has expressed its opinion with respect to the financial statements of the Acquiror and its Consolidated Subsidiaries included in the Acquiror SEC Reports (including the related notes), has been (i) “independent” with respect to the Acquiror and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(f) To the Acquiror’s knowledge, since the Applicable Date, PricewaterhouseCoopers LLP, which has expressed its opinion with respect to the financial statements of the Acquiror and its Consolidated Subsidiaries included in the Acquiror SEC Reports (including the related notes), has been (i) “independent” with respect to the Acquiror and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(g) The principal executive officer and principal financial officer of the Acquiror have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and the Acquiror is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

(h) The Acquiror has in all material respects:

(i) designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by the Acquiror in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported

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within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Acquiror’s management as appropriate to allow timely decisions regarding required disclosure and to allow the Acquiror’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii) designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) the Acquiror’s management, with the participation of the Acquiror’s principal executive and financial officers, has completed an assessment of the effectiveness of the Acquiror’s internal controls over financial reporting for the fiscal year ended December 31, 2022 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that the Acquiror maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, using the framework specified in the Acquiror’s Annual Report on Form 10-KT for the nine months ended December 31, 2022; and

(iii) (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Acquiror Board (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of the Acquiror’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for the Acquiror’s auditors any material weaknesses in internal controls.

(i) The fair market value of the Acquiror’s investments as of September 30, 2023 (i) was determined in accordance with ASC Topic 820 and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, in accordance with Rule 2a-5 under the Investment Company Act.

(j) To the Acquiror’s knowledge, there is no fraud or suspected fraud affecting the Acquiror involving management of the Acquiror who have significant roles in the Acquiror’s internal control over financial reporting.

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4.7. Broker’s Fees. Neither the Acquiror nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions, other than to Lazard Frères & Co. LLC pursuant to an engagement letter, a true, complete and correct copy of which has been previously delivered to the Company.

4.8. Absence of Changes or Events. Since the Acquiror’s last quarterly report on Form 10-Q, (i) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the business of the Acquiror and its Consolidated Subsidiaries has been conducted in the ordinary course of business, (ii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror and (iii) there has not been any material action that, if it had been taken after the date hereof, would have required the consent of the Company under Sections 6.1 or 6.3.

4.9. Compliance with Applicable Law; Permits.

(a) Each of the Acquiror and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror. The Acquiror has not received any written or, to the Acquiror’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole. The Acquiror has operated in compliance with all listing standards of NASDAQ since the Applicable Date other than as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

(b) The Acquiror is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror.

(c) The Acquiror has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for the Acquiror, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Acquiror Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

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(d) Each of the Acquiror and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit the Acquiror and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole. The Acquiror has not received any written or, to the Acquiror’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

(e) No “affiliated person” (as defined under the Investment Company Act) of the Acquiror has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the knowledge of the Acquiror, threatened that would result in any such disqualification.

(f) The minute books and other similar records of the Acquiror maintained since the Applicable Date contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of the Acquiror, the Acquiror Board and any committees of the Acquiror Board.

4.10. Acquiror Information. None of the information supplied or to be supplied by the Acquiror for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of the Company or stockholders of the Acquiror or at the time of the Company Stockholders Meeting or the Acquiror Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by the Acquiror with respect to information supplied by the Company or the Acquiror Adviser for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

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4.11. Taxes and Tax Returns.

(a) The Acquiror and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as arising, or required to be shown thereon, and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. No material Tax Return of the Acquiror or any Consolidated Subsidiary has been examined by the IRS or other relevant taxing authority. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon the Acquiror or any of its Consolidated Subsidiaries for which the Acquiror does not have reserves that are adequate under GAAP. Neither the Acquiror nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Acquiror and its Consolidated Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither the Acquiror nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither the Acquiror nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by the Acquiror or any of its Consolidated Subsidiaries. Neither the Acquiror nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). If the Acquiror or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(b) The Acquiror made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. The Acquiror has qualified as a RIC at all times since the beginning of its first taxable year ended December 31, 2004 and expects to continue to so qualify through the Second Effective Time. No challenge to the Acquiror’s status as a RIC is pending or has been threatened orally or in writing. For each taxable year of the Acquiror ending on or before the Second Effective Time, the Acquiror has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code.

(c) Merger Sub is a newly formed entity created for the purpose of undertaking the Merger and is wholly owned directly by the Acquiror. Prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

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(d) The Acquiror and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(e) The Acquiror is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f) The Acquiror has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(g) The Acquiror Previously Disclosed each asset the disposition of which would be subject to rules similar to Section 1374 of the Code as prescribed in IRS Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-7 and the amount of “net unrealized built-in gain” (within the meaning of Section 1374(d) of the Code) on each such asset. Other than as Previously Disclosed, the Acquiror is not now and will not be subject to corporate-level income taxation on the sale, transfer or other disposition of its assets currently held as a result of the application of Section 337(d) of the Code or the Treasury Regulations promulgated thereunder.

(h) No claim has been made in writing by a taxing authority in a jurisdiction where the Acquiror or any of its Consolidated Subsidiaries does not file Tax Returns that the Acquiror or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(i) Neither the Acquiror nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.

(j) Neither the Acquiror nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(k) Neither the Acquiror nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than the Acquiror and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(l) Neither the Acquiror nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Acquiror or any of its Consolidated Subsidiaries).

(m) There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Acquiror or any of its Consolidated Subsidiaries.

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4.12. Litigation. There are no material Proceedings pending or, to the Acquiror’s knowledge, threatened against the Acquiror or any of its Consolidated Subsidiaries. There is no Order binding upon the Acquiror or any of its Consolidated Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

4.13. Employee Matters. Neither the Acquiror nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any Employee Benefit Plans.

4.14. Certain Contracts.

(a) The Acquiror has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to the Company of, all Contracts (collectively, the “Acquiror Material Contracts”) to which, as of the date hereof, the Acquiror or any of its Consolidated Subsidiaries is a party, or by which the Acquiror or any of its Consolidated Subsidiaries may be bound, or, to the knowledge of the Acquiror, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:

(i) any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;

(ii) any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of the Acquiror or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $5,000,000 is outstanding or may be incurred, or any guarantee by the Acquiror or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $5,000,000;

(iii) any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of the Acquiror and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that the Acquiror and its Consolidated Subsidiaries conducts or may conduct; or

(iv) any Contract that obligates the Acquiror or any of its Consolidated Subsidiaries to conduct any business that is material to the Acquiror and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party.

(b) Each Acquiror Material Contract is (x) valid and binding on the Acquiror or its applicable Consolidated Subsidiary and, to the Acquiror’s knowledge, each other party thereto, (y) enforceable against the Acquiror or its applicable Consolidated

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Subsidiary in accordance with its terms (subject to the Enforceability Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole. The investment advisory agreement between the Acquiror and the Acquiror Adviser in effect as of the date of this Agreement has been approved by the Acquiror Board and stockholders of the Acquiror in accordance with Section 15 of the Investment Company Act. Neither the Acquiror nor any of its Consolidated Subsidiaries nor, to the Acquiror’s knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Acquiror Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror. No Acquiror Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole. No event has occurred with respect to the Acquiror or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any Acquiror Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

4.15. Insurance Coverage. All material insurance policies maintained by the Acquiror or any of its Consolidated Subsidiaries and that name the Acquiror or any of its Consolidated Subsidiaries as an insured (each, an “Acquiror Insurance Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each Acquiror Insurance Policy have been paid. Neither the Acquiror nor any of its Consolidated Subsidiaries has received written notice of cancellation of any Acquiror Insurance Policy.

4.16. Intellectual Property. The Acquiror and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all Intellectual Property Rights that are material to the conduct of the business of the Acquiror and its Consolidated Subsidiaries taken as a whole (hereinafter, “Acquiror Intellectual Property Rights”), except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror. No claims are pending for which the Acquiror has received written notice or, to the knowledge of the Acquiror, threatened (i) that the Acquiror or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any Acquiror Intellectual Property Right is invalid or unenforceable. To the knowledge of the Acquiror, no Person is infringing, misappropriating or using without authorization the rights of the Acquiror or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

4.17. Real Property. Neither the Acquiror nor any of its Consolidated Subsidiaries owns or leases any real property.

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4.18. Investment Assets. Each of the Acquiror and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of the Acquiror or its Consolidated Subsidiaries pursuant to credit agreements that have been Previously Disclosed and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of September 30, 2023, the value of investments owned by the Acquiror that are “qualifying investments” for purposes of Section 55(a) of the Investment Company Act was greater than 70% of the value of the Acquiror’s total assets (other than assets described in Section 55(a)(7) of the Investment Company Act). Neither the Acquiror nor any of its Consolidated Subsidiaries owns, or has owned since its inception, any Company Common Stock.

4.19. State Takeover Laws. The Acquiror Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. Moreover, the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger, and no other Takeover Statutes are applicable to this Agreement, the Mergers or the other Transactions.

4.20. Opinion of Financial Advisor. Prior to the execution of this Agreement, the Acquiror Special Committee has received the opinion of Lazard Frères & Co. LLC, financial advisor to the Acquiror Special Committee (the “Lazard Opinion”), to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the September Exchange Ratio (as defined in the Lazard Opinion) is fair, from a financial point of view, to the Acquiror.

4.21. Chapter 11. Neither the Acquiror nor any of its Consolidated Subsidiaries is under the jurisdiction of a court in a “title 11 or similar case” (as defined in Section 368(a)(3)(A) of the Code).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR ADVISER

Except with respect to matters Previously Disclosed, the Acquiror Adviser hereby represents and warrants to the Company that:

5.1. Organization. The Acquiror Adviser is a limited partnership organized and validly existing under the Laws of the State of Delaware and in good standing with the Secretary of State of the State of Delaware. The Acquiror Adviser has the requisite limited partnership power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign limited partnership in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

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5.2. Authority; No Violation.

(a) The Acquiror Adviser has all requisite limited partnership power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the general partner of the Acquiror Adviser. This Agreement has been duly and validly executed and delivered by the Acquiror Adviser and (assuming due authorization, execution and delivery by the Company, the Acquiror and Merger Sub) this Agreement constitutes the valid and binding obligation of the Acquiror Adviser, enforceable against the Acquiror Adviser in accordance with its terms (except as may be limited by the Enforceability Exception).

(b) Neither the execution and delivery of this Agreement by the Acquiror Adviser, nor the consummation of the Transactions, nor the performance of this Agreement by the Acquiror Adviser, will (i) violate any provision of the certificate of partnership of the Acquiror Adviser or the limited partnership agreement of the Acquiror Adviser or (ii) (A) violate any Law or Order applicable to the Acquiror Adviser or (B) except as set forth in any Contract that was Previously Disclosed, violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of the Acquiror Adviser under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Acquiror Adviser is a party or by which its properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

(c) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the execution, delivery or performance of this Agreement by the Acquiror Adviser, except for any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

5.3. Compliance with Applicable Law; Permits.

(a) The Acquiror Adviser is, and at all times since it became the investment adviser to the Acquiror has been, duly registered as an investment adviser under the Investment Advisers Act.

(b) The Acquiror Adviser is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser. The Acquiror Adviser has not received any

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written or, to the Acquiror Adviser’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

(c) The Acquiror Adviser holds and is in compliance with all Permits required in order to permit the Acquiror Adviser to own or lease its properties and assets and to conduct its business under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser. The Acquiror Adviser has not received any written or, to the Acquiror Adviser’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

(d) The Acquiror Adviser has implemented written policies and procedures as required by Rule 206(4)-7 under the Investment Advisers Act and, during the period prior to the date of this Agreement that the Acquiror Adviser has been the investment adviser to the Acquiror, the Acquiror Adviser has been in compliance with such policies and procedures, except where the failures to adopt such policies and procedures or to be in compliance would not, individually or in the aggregate, be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

(e) During the period prior to the date of this Agreement that it has been the investment adviser to the Acquiror, there has been no material adverse change in the operations, affairs or regulatory status of the Acquiror Adviser.

5.4. Litigation. There are no Proceedings pending or, to the Acquiror Adviser’s knowledge, threatened against the Acquiror Adviser, except as would not reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser. There is no Order binding upon the Acquiror Adviser other than such Orders as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

5.5. Acquiror Adviser Information. None of the information supplied or to be supplied by the Acquiror Adviser for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of the Company or stockholders of the Acquiror or at the time of the Company Stockholders Meeting or the Acquiror Stockholders Meeting, in each

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case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, and in the case of the Joint Proxy Statement/Prospectus in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by the Acquiror Adviser with respect to information supplied by the Company, the Acquiror or Merger Sub for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

5.6. Financial Resources. The Acquiror Adviser has the financial resources available to it necessary for the performance of its services and obligations as contemplated in the Registration Statement and the Joint Proxy Statement/Prospectus and under this Agreement, including, without limitation, with respect to the payment of the Company Stockholders Payment pursuant to Section 7.17.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1. Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law, as expressly permitted by this Agreement or with the prior written consent of the Acquiror (with respect to the Company) and the Company (with respect to the Acquiror), which prior written consent shall not be unreasonably delayed, conditioned or withheld, each of the Company and the Acquiror shall, and shall cause each of its respective Consolidated Subsidiaries to, (a) conduct its business in the ordinary course of business and consistent with past practice and each of the Company’s and the Acquiror’s investment objectives and policies as publicly disclosed, respectively, and (b) use reasonable best efforts to maintain and preserve intact its business organization and existing business relationships.

6.2. Company Forbearances. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law, as expressly permitted by this Agreement or as Previously Disclosed, and acting in a manner consistent with Section 6.1(a), the Company shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the Acquiror (which prior written consent shall not be unreasonably delayed, conditioned or withheld):

(a) other than pursuant to the Company’s dividend reinvestment plan as in effect as of the date of this Agreement, issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any Company Voting Debt or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities;

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(b) (i) make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular monthly cash distributions payable on a monthly basis, consistent with past practices and the Company’s investment objectives and policies as publicly disclosed, (B) a Tax Dividend or (C) dividends payable by any direct or indirect wholly owned Consolidated Subsidiary of the Company to the Company or another direct or indirect wholly owned Consolidated Subsidiary of the Company; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock;

(c) sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for (i) sales, transfers, leases, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed, or (ii) encumbrances required to secure Permitted Indebtedness of the Company or any of its Consolidated Subsidiaries;

(d) acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business consistent with the Company’s investment objectives and policies as publicly disclosed;

(e) amend the Company Charter, the Company Bylaws or other governing documents or similar governing documents of any of its Consolidated Subsidiaries;

(f) implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements;

(g) take any action or knowingly fail to take any action that would, or would reasonably be expected to (i) materially delay or materially impede the ability of the parties to consummate the Transactions or (ii) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that the foregoing shall not preclude the Company from declaring or paying any Tax Dividend on or before the Closing Date;

(h) incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for (i) draw-downs with respect to any Previously Disclosed financing arrangements existing as of the date of this Agreement and obligations to fund commitments to companies entered into in the ordinary course of business and (ii) Permitted Indebtedness;

(i) make or agree to make any new capital expenditure other than obligations to fund commitments to companies entered into in the ordinary course of business;

(j) (i) file or amend any material Tax Return other than in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed; (ii) make, change or revoke any material Tax election or (iii) settle or compromise any material Tax liability or refund;

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(k) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Company to fail to qualify or not be subject to tax as a RIC;

(l) enter into any new line of business (it being understood that this prohibition does not apply to any companies in which the Company or any of its Consolidated Subsidiaries has made a debt or equity investment that is, would or should be reflected in the Company’s schedule of investments included in its semi-annual or annual periodic reports that are filed with the SEC);

(m) other than in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed, or, except as permitted by Section 6.2(h), enter into any Contract that would otherwise constitute a Company Material Contract had it been entered into prior to the date of this Agreement;

(n) other than in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any Company Material Contract (other than any Company Material Contract related to Permitted Indebtedness);

(o) settle any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed, in an amount not in excess of $2,500,000 in the aggregate (after reduction by any insurance proceeds actually received); (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after the Effective Time, the Acquiror, the Surviving Company or any of their Consolidated Subsidiaries and (iii) would not admit liability, guilt or fault;

(p) except as otherwise expressly contemplated by this Agreement, merge or consolidate the Company or any of its Consolidated Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Consolidated Subsidiaries;

(q) acquire, or agree to acquire, any Acquiror Common Stock; or

(r) agree to take, make any commitment to take, or adopt any resolutions of the Company Board authorizing, any of the actions prohibited by this Section 6.2.

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6.3. Acquiror Forbearances. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law, as expressly permitted by this Agreement or as Previously Disclosed, and acting in a manner consistent with Section 6.1(a), the Acquiror shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the Company (which prior written consent shall not be unreasonably delayed, conditioned or withheld):

(a) other than pursuant to the Acquiror’s dividend reinvestment plan as in effect as of the date of this Agreement, issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any Acquiror Voting Debt or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities;

(b) (i) make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular quarterly cash distributions payable on a quarterly basis, consistent with past practices and the Acquiror’s investment objectives and policies as publicly disclosed, (B) the authorization and payment of any dividend or distribution necessary for the Acquiror to maintain its qualification as a RIC or avoid the imposition of any income or excise tax, as reasonably determined by the Acquiror, or (C) dividends payable by any direct or indirect wholly owned Consolidated Subsidiary of the Acquiror to the Acquiror or another direct or indirect wholly owned Consolidated Subsidiary of the Acquiror; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock;

(c) sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for (i) sales, transfers, leases, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with past practice and the Acquiror’s investment objectives and policies as publicly disclosed, or (ii) encumbrances required to secure Permitted Indebtedness of the Acquiror or any of its Consolidated Subsidiaries;

(d) acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business consistent with the Acquiror’s investment objectives and policies as publicly disclosed;

(e) amend the Acquiror Charter, the Acquiror Bylaws or other governing documents or similar governing documents of any of its Consolidated Subsidiaries;

(f) implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements;

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(g) take any action or knowingly fail to take any action that would, or would reasonably be expected to (i) materially delay or materially impede the ability of the parties to consummate the Transactions or (ii) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(h) incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for (i) draw-downs with respect to any Previously Disclosed financing arrangements existing as of the date of this Agreement and obligations to fund commitments to portfolio companies entered into in the ordinary course of business and (ii) Permitted Indebtedness;

(i) make or agree to make any new capital expenditure other than obligations to fund commitments to portfolio companies entered into in the ordinary course of business;

(j) (i) file or amend any material Tax Return other than in the ordinary course of business consistent with past practice and the Acquiror’s investment objectives and policies as publicly disclosed; (ii) make, change or revoke any material Tax election or (iii) settle or compromise any material Tax liability or refund;

(k) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Acquiror to fail to qualify or not be subject to tax as a RIC;

(l) enter into any new line of business (it being understood that this prohibition does not apply to any portfolio companies in which the Acquiror or any of its Consolidated Subsidiaries has made a debt or equity investment that is, would or should be reflected in the Acquiror’s schedule of investments included in its quarterly or annual periodic reports that are filed with the SEC);

(m) other than in the ordinary course of business consistent with past practice and the Acquiror’s investment objectives and policies as publicly disclosed, or, except as permitted by Section 6.3(h), enter into any Contract that would otherwise constitute an Acquiror Material Contract had it been entered into prior to the date of this Agreement;

(n) other than in the ordinary course of business consistent with past practice and the Acquiror’s investment objectives and policies as publicly disclosed, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any Acquiror Material Contract (other than any Acquiror Material Contract related to Permitted Indebtedness);

(o) settle any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice and the Acquiror’s investment objectives and policies as publicly disclosed, in an amount not in excess of $2,500,000 in the aggregate (after reduction by any insurance proceeds actually received); (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after the Effective Time, the Surviving Company or any of its Consolidated Subsidiaries and (iii) would not admit liability, guilt or fault;

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(p) except as otherwise expressly contemplated by this Agreement, merge or consolidate the Acquiror or any of its Consolidated Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Acquiror or any of its Consolidated Subsidiaries;

(q) acquire, or agree to acquire, any Company Common Stock (other than pursuant to the Merger); or

(r) agree to take, make any commitment to take, or adopt any resolutions of the Acquiror Board authorizing, any of the actions prohibited by this Section 6.3.

6.4. Valuation.

(a) Except as may be mutually agreed by the parties, the value of each investment asset owned by the Company that is used in connection with the computations made by the Company pursuant to Section 2.4 will be determined in accordance with the valuation policies and procedures set forth in the Company’s compliance policies and procedures approved by the Company Board as of September 30, 2023 and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.4 for purposes of this Agreement, and the value of all assets owned by the Company other than investment assets that are used in connection with the computations made by the Company pursuant to Section 2.4 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, all valuations made by third-party valuation agents for such purposes will be made only by valuation agents that have been approved by the Company Board as of or prior to the date hereof. Except as may be mutually agreed by the parties, the fair value of any portfolio securities for which fair value determinations were made by the Company Board for purposes of such computations were or will be determined by the Company Board in good faith in accordance with the valuation methods set forth in the Company’s valuation policies and procedures adopted by the Company Board as of September 30, 2023.

(b) Except as may be mutually agreed by the parties, the value of each investment asset owned by the Acquiror that is used in connection with the computations made by the Acquiror pursuant to Section 2.4 will be determined in accordance with the valuation policies and procedures set forth in the Acquiror’s compliance policies and procedures approved by the Acquiror Board as of September 30, 2023 and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.4 for purposes of this Agreement, and the value of all assets owned by the Acquiror other than investment assets that are used in connection with the computations made by the Acquiror pursuant to Section 2.4 will be determined in accordance with GAAP. Except as may be mutually

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agreed by the parties, all valuations made by third-party valuation agents for such purposes will be made only by valuation agents that have been approved by the Acquiror Board as of or prior to the date hereof. Except as may be mutually agreed by the parties, the fair value of any portfolio securities for which fair value determinations were made by the Acquiror Board for purposes of such computations were or will be determined by the Acquiror Board in good faith in accordance with the valuation methods set forth in the Acquiror’s valuation policies and procedures adopted by the Acquiror Board as of September 30, 2023.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Further Assurances.

(a) Subject to the right of the Company to take any action that constitutes a Company Adverse Recommendation Change as expressly permitted pursuant to Section 7.6, and the right of the Acquiror to take any action that constitutes an Acquiror Adverse Recommendation Change as expressly permitted pursuant to Section 7.7, the parties shall cooperate with each other and use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits of all Governmental Entities and all Permits, consents, approvals, confirmations and authorizations of all third parties, in each case, that are necessary or advisable, to consummate the Transactions (including the Mergers) in the most expeditious manner practicable, and to comply with the terms and conditions of all such Permits, consents, approvals, confirmations and authorizations of all such third parties and Governmental Entities. In furtherance (but not in limitation) of the foregoing, each of the Acquiror and the Company shall as promptly as practicable file any required applications, notices or other filings under the HSR Act. Subject to applicable Law, the Company and the Acquiror shall have the right to review in advance, and, to the extent practicable, each shall consult the other on all the information relating to the Company or the Acquiror, as the case may be, and any of their respective Consolidated Subsidiaries, that appear in any filing made with, or written materials submitted to, any third-party or any Governmental Entity in connection with the Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all Permits, consents, approvals and authorizations of all third parties and Permits of all Governmental Entities necessary or advisable to consummate the Transactions and each party will keep the other reasonably apprised of the status of matters relating to completion of the Transactions. The Acquiror and the Company shall each, in connection with the efforts referenced in this Section 7.1(a) to obtain all requisite Permits for the Transactions under the HSR Act, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry; (ii) keep the other party informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the

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“DOJ”), or any other Governmental Entity and (iii) subject to applicable Law, permit the other party to review, in advance, any written communication given by it to, or received from, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, or any other Governmental Entity, and to the extent permitted by the FTC, the DOJ, or other applicable Governmental Entity, give the other party the opportunity to attend and participate in such meetings and conferences subject to applicable Law.

(b) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require either the Acquiror and its Consolidated Subsidiaries, on the one hand, or the Company and its Consolidated Subsidiaries, on the other hand, to make payments or provide other consideration for the repayment, restructuring or amendment of terms of Indebtedness in connection with the Transactions (including the Mergers), other than any consent fees that were Previously Disclosed.

7.2. Regulatory Matters.

(a) The Acquiror and the Company shall as promptly as practicable jointly prepare and file with the SEC the Registration Statement. The Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act and applicable state Law as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Mergers. The Company and the Acquiror shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be promptly mailed to their respective stockholders upon such effectiveness. The Company shall use reasonable best efforts to furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested by the Acquiror in connection with any such action.

(b) Each of the Acquiror and the Company shall cooperate with the other in the preparation of the Registration Statement and shall furnish to the other all information reasonably requested as may be reasonably necessary or advisable in connection with the Registration Statement. Prior to the Effective Time, each party hereto shall promptly notify the other party (i) upon becoming aware of any event or circumstance that is required to be described in an amendment to the Registration Statement or in a supplement to the Joint Proxy Statement/Prospectus and (ii) after the receipt by it of any comments of the SEC with respect to the Joint Proxy Statement/Prospectus or the Registration Statement.

(c) Subject to applicable Law, each of the Acquiror and the Company shall promptly advise the other upon receiving any communication from any Governmental Entity, the consent or approval of which is required for consummation of the Transactions, that causes such party to believe that there is a reasonable likelihood that any Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed or conditioned.

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7.3. Stockholder Approval.

(a) As of the date of this Agreement, the Company Board (on the recommendation of the Company Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Company and its stockholders and (B) the interests of the Company’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and other Company Matters), (iii) directed that the approval of the Company Matters be submitted to the Company’s stockholders at the Company Stockholders Meeting and (iv) resolved to recommend that the stockholders of the Company approve the Company Matters. Notwithstanding anything to the contrary in Section 7.6, the Company shall submit to its stockholders the Company Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions. In furtherance of that obligation, the Company shall take, in accordance with applicable Law and the Company Charter and the Company Bylaws, all actions necessary to send a notice as promptly as practicable (but in no event later than five (5) Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene the Company Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon the proposal to approve the Company Matters, on the terms and conditions set forth in this Agreement as well as any other such matters. The record date for the Company Stockholders Meeting shall be determined in prior consultation with the Acquiror. The Company shall use reasonable best efforts to obtain from the Company’s stockholders the Company Requisite Vote to approve the Company Matters, on the terms and conditions set forth in this Agreement, including, subject to Section 7.6, by providing to the Company’s stockholders the recommendation of the Company Board that the stockholders of the Company approve the Company Matters (the “Company Recommendation”) and including the Company Recommendation in the Joint Proxy Statement/Prospectus and by, at the request of the Acquiror, postponing or adjourning the Company Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that the Company shall not postpone or adjourn the Company Stockholders Meeting for any other reason without the prior written consent of the Acquiror (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Company pursuant to this Section 7.3(a) shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company, its Representatives or its stockholders of any Takeover Proposal (whether or not a Company Superior Proposal).

(b) As of the date of this Agreement, the Acquiror Board (on the recommendation of the Acquiror Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Acquiror and its stockholders and (B) the interests of the Acquiror’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and the Acquiror Matters), (iii) directed that the

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approval of the Acquiror Matters be submitted to the Acquiror’s stockholders at the Acquiror Stockholders Meeting and (iv) resolved to recommend that the stockholders of the Acquiror approve the Acquiror Matters. Notwithstanding anything to the contrary in Section 7.7, the Acquiror shall submit to its stockholders the Acquiror Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions. In furtherance of that obligation, the Acquiror shall take, in accordance with applicable Law and the Acquiror Charter and the Acquiror Bylaws, all actions necessary to send a notice as promptly as practicable (but in no event later than five (5) Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene the Acquiror Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon the proposal to approve the Acquiror Matters, on the terms and conditions set forth in this Agreement as well as any other such matters. The record date for the Acquiror Stockholders Meeting shall be determined in prior consultation with the Company. The Acquiror shall use reasonable best efforts to obtain from the Acquiror’s stockholders the Acquiror Requisite Vote to approve the Acquiror Matters, on the terms and conditions set forth in this Agreement, including, subject to Section 7.7, by providing to the Acquiror’s stockholders the recommendation of the Acquiror Board that the stockholders of the Acquiror approve the Acquiror Matters (the “Acquiror Recommendation”) and including the Acquiror Recommendation in the Joint Proxy Statement/Prospectus and by, at the request of the Company, postponing or adjourning the Acquiror Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that the Acquiror shall not postpone or adjourn the Acquiror Stockholders Meeting for any other reason without the prior written consent of the Company (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Notwithstanding any Acquiror Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Acquiror pursuant to this Section 7.3(b) shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Acquiror, its Representatives or its stockholders of any Takeover Proposal (whether or not an Acquiror Superior Proposal).

7.4. Indemnification.

(a) Following the Effective Time, the Acquiror shall, to the fullest extent permitted under applicable Law, indemnify, defend and hold harmless and advance expenses to the present and former directors and officers of the Company or any of its Consolidated Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including, but not limited to, reasonable attorneys’ fees actually incurred, reasonable experts’ fees, reasonable travel expenses, court costs, transcript fees and telecommunications, postage and courier charges), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any Proceeding arising out of actions or omissions occurring at or prior to the Effective Time (including the Transactions). In the event of any such Indemnified Liabilities, (i) the Acquiror shall advance to such Indemnified Party, upon request, reimbursement of documented

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expenses reasonably and actually incurred to the fullest extent permitted under applicable Law (provided, that the Person to whom expenses are advanced, or someone on his or her behalf, provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and complies with other applicable provisions imposed under the Investment Company Act and interpretations thereof by the SEC or its staff) and (ii) the Acquiror and the applicable Indemnified Parties shall cooperate in the defense of such matter.

(b) Any Indemnified Party wishing to claim indemnification under Section 7.4(a), upon learning of any Proceeding described above, shall promptly notify the Acquiror in writing; provided, that the failure to so notify shall not affect the obligations of the Acquiror under Section 7.4(a) unless the Acquiror is materially prejudiced as a consequence.

(c) If the Acquiror or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers or otherwise disposes of all or substantially all of its assets to any other entity or consummates any division transaction, then and in each such case, the Acquiror shall cause proper provision to be made so that the successors and assigns of the Acquiror shall assume the obligations set forth in this Section 7.4.

(d) The provisions of this Section 7.4 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

7.5. No Solicitation.

(a) Each of the Company and the Acquiror shall, and shall cause its respective Affiliates, Consolidated Subsidiaries, and its and each of their respective officers, directors, trustees, managers, employees, consultants, financial advisors, attorneys, accountants and other advisors, representatives and agents (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person that may be ongoing with respect to, or that are intended to or could reasonably be expected to lead to, a Takeover Proposal, and demand the immediate return or destruction (which destruction shall be certified in writing to the Company or the Acquiror, as applicable) of all confidential information previously furnished to any Person (other than the Company, the Acquiror or their respective Affiliates or Representatives) with respect to any Takeover Proposal. Prior to the Effective Time, subject to Section 7.6 in the case of the Company and Section 7.7 in the case of the Acquiror, each of the Company and the Acquiror shall not, and shall cause its respective Affiliates, Consolidated Subsidiaries and its and their respective Representatives not to: (i) directly or indirectly solicit, initiate, induce, encourage or take any other action (including by providing information) designed to, or which could reasonably be expected to, facilitate any inquiries or the making or submission or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to any Takeover Proposal; (ii) approve, publicly endorse or

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recommend or enter into any agreement, arrangement, discussions or understandings with respect to any Takeover Proposal (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) or enter into any Contract or understanding (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) requiring it to abandon, terminate or fail to consummate, or that is intended to or that could reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger or any other Transaction; (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than the Acquiror, the Company or their respective Affiliates or Representatives) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal; (iv) publicly propose or publicly announce an intention to take any of the foregoing actions; or (v) grant any (x) approval pursuant to any Takeover Statute to any Person (other than the Acquiror, the Company or their respective Affiliates) or with respect to any transaction (other than the Transactions) or (y) unless required by the applicable standard of conduct, waiver or release under any standstill or similar agreement of any third party with respect to equity securities of the Company or the Acquiror; provided, however, that notwithstanding the foregoing, the Company and the Acquiror (A) may inform Persons of the provisions contained in this Section 7.5, and (B) shall be permitted to grant a waiver of, or terminate, any standstill or similar agreement of any third party with respect to equity securities of the Company or the Acquiror, as applicable, in order to allow such third party to confidentially submit a Takeover Proposal.

(b) Each of the Company and the Acquiror shall as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify the other party in writing of any request for information or any Takeover Proposal and the terms and conditions of such request, Takeover Proposal or inquiry (including the identity of the Person (or group of Persons) making such request, Takeover Proposal or inquiry) and (ii) provide to the other party copies of any written materials received by the Company or the Acquiror or their respective Affiliates or Representatives in connection with any of the foregoing, and the identity of the Person (or group of Persons) making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of the Company and the Acquiror agrees that it shall keep the other party informed on a reasonably current basis (and in any event within twenty-four (24) hours after receipt) of the status and the material terms and conditions (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep the other party informed on a reasonably current basis of any information requested of or provided by the Company or the Acquiror and as to the status of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.

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7.6. Company Takeover Proposals.

(a) If on or after the date of this Agreement and at any time prior to the Company Stockholders Meeting: (i) the Company receives an unsolicited bona fide Takeover Proposal (under circumstances in which the Company has complied in all material respects with the provisions of Sections 7.5(a) and (b)) and (ii) the Company Board, including a majority of the Independent Directors of the Company Board, shall have determined in good faith, after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor, that (x) failure to consider such Takeover Proposal would be a breach of the standard of conduct applicable to the Company Board and (y) such Takeover Proposal constitutes or is reasonably likely to result in a Company Superior Proposal, then, subject to compliance with this Section 7.6(a), the Company may engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if the Company (A) receives from such Person an executed confidentiality agreement with customary terms (but need not contain any standstill provisions) and (B) provides the Acquiror a copy of all such information that has not previously been delivered to the Acquiror simultaneously with delivery to such Person (or such Person’s Representatives or Affiliates). If on or after the date of this Agreement and at any time prior to the Company Stockholders Meeting, the Company Board, including a majority of the Independent Directors of the Company Board, shall have determined, after consultation with its outside legal counsel and after compliance with its obligations under this Section 7.6(a) and Section 7.6(b), that continued recommendation of the approval of the Company Matters to the Company’s stockholders would be a breach of the standard of conduct applicable to the Company Board as a result of a Company Superior Proposal, the Company may (A) withdraw or qualify (or modify or amend in a manner adverse to the Acquiror), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to the Acquiror), the approval, adoption, recommendation or declaration of advisability by the Company Board of the Company Matters, including the Company Recommendation, and/or (B) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus (any action described in clause (A) and (B) referred to as a “Company Adverse Recommendation Change”).

(b) Upon any determination that a Takeover Proposal constitutes a Company Superior Proposal, the Company shall promptly provide (and in any event within twenty-four (24) hours of such determination) to the Acquiror a written notice (a “Notice of a Company Superior Proposal”) (i) advising the Acquiror that the Company Board has received a Company Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such Company Superior Proposal and any amendment thereof, including the amount per share or other consideration that the stockholders of the Company will receive in connection with the Company Superior Proposal and including a copy of all written materials provided to or by the Company in connection with such Company Superior Proposal (unless previously provided to the Acquiror), and (iii) identifying the Person making such Company Superior Proposal. The Company shall cooperate and negotiate in good faith with the Acquiror (to the extent the Acquiror desires to negotiate) during the five (5) calendar day period following the Acquiror’s receipt of the Notice of a Company Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Company Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement such that such Company Superior Proposal would cease to constitute a Company Superior Proposal and proceed

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with a Company Recommendation without a Company Adverse Recommendation Change. If thereafter the Company Board, including a majority of the Independent Directors of the Company Board, determines, in its reasonable good faith judgment after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor and after giving effect to any proposed adjustments to the terms of this Agreement that such Company Superior Proposal remains a Company Superior Proposal and that the failure to make such Company Adverse Recommendation Change would be a breach of the standard of conduct applicable to the Company Board, and the Company has complied in all material respects with Section 7.6(a) above and this Section 7.6(b), the Company may effectuate a Company Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(c)(iv).

(c) Other than as permitted by Section 7.6(a) or Section 7.6(d), neither the Company nor the Company Board shall make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(c)(iv). Notwithstanding anything herein to the contrary, no Company Adverse Recommendation Change shall change the approval of the Company Matters or any other approval of the Company Board, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.

(d) Other than in connection with a Company Takeover Proposal, nothing in this Agreement shall prohibit or restrict the Company Board from effectuating a Company Adverse Recommendation Change in response to an Intervening Event (a “Company Intervening Event Recommendation Change”) if (A) prior to effecting any such Company Intervening Event Recommendation Change, the Company promptly notifies the Acquiror, in writing, at least five (5) Business Days (the “Company Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute a Company Adverse Recommendation Change or a Company Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) the Company shall, and shall cause its Representatives to, during the Company Intervening Event Notice Period, negotiate with the Acquiror in good faith (to the extent the Acquiror desires to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit the Company Board to make a Company Intervening Event Recommendation Change, and (C) the Company Board, including a majority of the Independent Directors of the Company Board, determines, after consulting with its outside legal counsel and, with respect to financial matters, its financial advisor, that the failure to effect such a Company Intervening Event Recommendation Change, after taking into account any adjustments made by the Acquiror during the Company Intervening Event Notice Period, would be a breach of the standard of conduct applicable to the Company Board.

(e) Nothing contained in this Agreement shall be deemed to prohibit the Company from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to the Company’s stockholders if, after consultation with its outside legal counsel, the Company determines that such disclosure would be required under applicable Law; provided,

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however, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation (A) in such communication or (B) within three (3) Business Days after being requested in writing to do so by the Acquiror.

7.7. Acquiror Takeover Proposals.

(a) If on or after the date of this Agreement and at any time prior to the Acquiror Stockholders Meeting: (i) the Acquiror receives an unsolicited bona fide Takeover Proposal (under circumstances in which the Acquiror has complied in all material respects with the provisions of Sections 7.5(a) and (b)) and (ii) the Acquiror Board, including a majority of the Independent Directors of the Acquiror Board, shall have determined in good faith, after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor, that (x) failure to consider such Takeover Proposal would be a breach of the standard of conduct applicable to the Acquiror Board and (y) such Takeover Proposal constitutes or is reasonably likely to result in an Acquiror Superior Proposal, then, subject to compliance with this Section 7.7(a), the Acquiror may engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if the Acquiror (A) receives from such Person an executed confidentiality agreement with customary terms (but need not contain any standstill provisions) and (B) provides the Company a copy of all such information that has not previously been delivered to the Company simultaneously with delivery to such Person (or such Person’s Representatives or Affiliates). If on or after the date of this Agreement and at any time prior to the Acquiror Stockholders Meeting, the Acquiror Board, including a majority of the Independent Directors of the Acquiror Board, shall have determined, after consultation with its outside legal counsel and after compliance with its obligations under this Section 7.7(a) and Section 7.7(b), that continued recommendation of the approval of the Acquiror Matters to the Acquiror’s stockholders would be a breach of the standard of conduct applicable to the Acquiror Board as a result of an Acquiror Superior Proposal, the Acquiror may (A) withdraw or qualify (or modify or amend in a manner adverse to the Company), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to the Company), the approval, adoption, recommendation or declaration of advisability by the Acquiror Board of the Acquiror Matters, including the Acquiror Recommendation, and/or (B) fail to include the Acquiror Recommendation in the Joint Proxy Statement/Prospectus (any action described in clause (A) and (B) referred to as an “Acquiror Adverse Recommendation Change”).

(b) Upon any determination that a Takeover Proposal constitutes an Acquiror Superior Proposal, the Acquiror shall promptly provide (and in any event within twenty-four (24) hours of such determination) to the Company a written notice (a “Notice of an Acquiror Superior Proposal”) (i) advising the Company that the Acquiror Board has received an Acquiror Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such Acquiror Superior Proposal and any amendment thereof,

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including the amount per share or other consideration that the stockholders of the Acquiror will receive in connection with the Acquiror Superior Proposal and including a copy of all written materials provided to or by the Acquiror in connection with such Acquiror Superior Proposal (unless previously provided to the Company), and (iii) identifying the Person making such Acquiror Superior Proposal. The Acquiror shall cooperate and negotiate in good faith with the Company (to the extent the Company desires to negotiate) during the five (5) calendar day period following the Company’s receipt of the Notice of an Acquiror Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Acquiror Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement such that such Acquiror Superior Proposal would cease to constitute an Acquiror Superior Proposal and proceed with an Acquiror Recommendation without an Acquiror Adverse Recommendation Change. If thereafter the Acquiror Board, including a majority of the Independent Directors of the Acquiror Board, determines, in its reasonable good faith judgment after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor and after giving effect to any proposed adjustments to the terms of this Agreement that such Acquiror Superior Proposal remains an Acquiror Superior Proposal and that the failure to make such Acquiror Adverse Recommendation Change would be a breach of the standard of conduct applicable to the Acquiror Board, and the Acquiror has complied in all material respects with Section 7.7(a) above and this Section 7.7(b), the Acquiror may effectuate an Acquiror Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(d)(iv).

(c) Other than as permitted by Section 7.7(a) or Section 7.7(d), neither the Acquiror nor the Acquiror Board shall make any Acquiror Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(d)(iv). Notwithstanding anything herein to the contrary, no Acquiror Adverse Recommendation Change shall change the approval of the Acquiror Matters or any other approval of the Acquiror Board, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.

(d) Other than in connection with an Acquiror Takeover Proposal, nothing in this Agreement shall prohibit or restrict the Acquiror Board from effectuating an Acquiror Adverse Recommendation Change in response to an Intervening Event (an “Acquiror Intervening Event Recommendation Change”) if (A) prior to effecting any such Acquiror Intervening Event Recommendation Change, the Acquiror promptly notifies the Company, in writing, at least five (5) Business Days (the “Acquiror Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute an Acquiror Adverse Recommendation Change or an Acquiror Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) the Acquiror shall, and shall cause its Representatives to, during the Acquiror Intervening Event Notice Period, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit the Acquiror Board to make an Acquiror Intervening Event Recommendation Change, and

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(C) the Acquiror Board, including a majority of the Independent Directors of the Acquiror Board, determines, after consulting with its outside legal counsel and, with respect to financial matters, its financial advisor, that the failure to effect such an Acquiror Intervening Event Recommendation Change after taking into account any adjustments made by the Company during the Acquiror Intervening Event Notice Period, would be a breach of the standard of conduct applicable to the Acquiror Board.

(e) Nothing contained in this Agreement shall be deemed to prohibit the Acquiror from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to the Acquiror’s stockholders if, after consultation with its outside legal counsel, the Acquiror determines that such disclosure would be required under applicable Law; provided, however, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Acquiror Adverse Recommendation Change unless the Acquiror Board expressly publicly reaffirms the Acquiror Recommendation (A) in such communication or (B) within three (3) Business Days after being requested in writing to do so by the Company.

7.8. Access to Information.

(a) Upon reasonable notice, except as may otherwise be restricted by applicable Law, each of the Company and the Acquiror shall, and shall cause each of its Consolidated Subsidiaries to, afford to the directors, officers, accountants, counsel, advisors and other Representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to its properties, books, Contracts, and records and, during such period, such party shall, and shall cause its Consolidated Subsidiaries to, make available (including via EDGAR) to the other party all other information concerning its business and properties as the other party may reasonably request; provided that the foregoing shall not require the Company or the Acquiror, as applicable, to afford access to or to disclose any information that in such party’s reasonable judgment would violate any confidentiality obligations to which such party is subject to if after using its reasonable best efforts with respect thereto, it was unable to obtain any required consent to provide such access or make such disclosure; provided, further, that either the Company or the Acquiror may restrict access to the extent required by any applicable Law or as may be necessary to preserve attorney-client privilege or any similar privilege or protection under any circumstances in which such privilege or protection may be jeopardized by such disclosure or access.

(b) No investigation by a party hereto or its Representatives shall affect or be deemed to modify the representations and warranties of the other parties set forth in this Agreement.

7.9. Publicity. The initial press release with respect to the Transactions shall be a joint press release reasonably acceptable to each of the Acquiror, the Company and the Acquiror Adviser. Thereafter, so long as this Agreement is in effect, the Acquiror, the Company and the Acquiror Adviser each shall consult with the others before issuing or causing the publication of

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any press release or other public announcement with respect to this Agreement, the Mergers or the Transactions, except as may be required by applicable Law or the rules and regulations of NASDAQ or NYSE or to the extent that such press release or other public announcement relates to any Company Adverse Recommendation Change or Acquiror Adverse Recommendation Change made in accordance with Sections 7.6 or 7.7, respectively, and, to the extent practicable, before such press release or other public announcement is issued or made, the Acquiror, the Company or the Acquiror Adviser, as applicable, shall have used commercially reasonable efforts to advise the other parties of, and consult with the other parties regarding, the text of such press release or other public announcement; provided, that the Acquiror, the Company or the Acquiror Adviser may make any public statement in response to specific questions by analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made in compliance with this Section 7.9.

7.10. Takeover Statutes and Provisions. Neither the Acquiror nor the Company will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Statutes. Each of the Acquiror and the Company shall take all necessary steps within its control to exempt (or ensure the continued exemption of) those Transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

7.11. Tax Matters.

(a) Tax Representation Letters. Prior to the Effective Time (or at such other times as requested by counsel), each of the Acquiror and the Company shall execute and deliver to Simpson Thacher & Bartlett LLP tax representation letters (which will be used in connection with the tax opinions contemplated by Sections 8.2(e) and 8.3(e)).

(b) RIC Status. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, (i) the Company shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the Acquiror take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Company to fail to qualify as a RIC, and (ii) the Acquiror shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the Company, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Acquiror to fail to qualify as a RIC.

(c) Tax Treatment of Mergers. Unless otherwise required by applicable Law or administrative action, (i) each of the Company, the Acquiror and Merger Sub shall use its reasonable best efforts to cause the Mergers to qualify as a reorganization governed by Section 368(a) of the Code, including by not taking any action that such party knows is reasonably likely to prevent such qualification; and (ii) each of the Company, the Acquiror and Merger Sub shall report the Mergers for U.S. federal income Tax purposes as a reorganization governed by Section 368(a) of the Code.

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(d) Tax Opinions. The Company shall use its reasonable best efforts to obtain the tax opinion described in Section 8.3(e), and the Acquiror shall use its reasonable best efforts to obtain the tax opinion described in Section 8.2(e).

7.12. Stockholder Litigation. The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by the Company’s stockholders or the Acquiror’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the Transactions. Each of the Company and the Acquiror (i) shall keep the other party reasonably informed of any material developments in connection with any such Proceeding brought by its stockholders and (ii) shall not settle any such Proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).

7.13. Section 16 Matters. Prior to the Effective Time, each of the Company Board and the Acquiror Board shall take all such steps as may be required to cause any dispositions of Company Common Stock or acquisitions of Acquiror Common Stock resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to the Acquiror, in each case, to be exempt pursuant to Rule 16b-3.

7.14. No Other Representations or Warranties. The parties hereto acknowledge and agree that except for the representations and warranties of the Company in Article III, the representations and warranties of the Acquiror in Article IV and the representations and warranties of the Acquiror Adviser in Article V, none of the Acquiror Adviser, the Company, the Acquiror or any of the Company’s or the Acquiror’s respective Consolidated Subsidiaries or any other Person acting on behalf of the foregoing makes or has relied on any representation or warranty, express or implied.

7.15. Merger of Surviving Company. Immediately after the occurrence of the Effective Time, in accordance with the MGCL, the Surviving Company and the Acquiror shall consummate the Second Merger.

7.16. Coordination of Dividends. The Acquiror and the Company shall coordinate with each other in designating the record and payment dates for any periodic dividends or distributions to their stockholders declared in accordance with this Agreement in any calendar quarter (in respect of any periodic dividends or distributions declared by the Acquiror) or calendar month (in respect of any periodic dividends or distributions declared by the Company) in which the Closing Date might reasonably be expected to occur, and neither the Acquiror nor the Company shall authorize or declare any dividend or distribution to its stockholders after the Determination Date at any time on or before the Closing Date; provided, however, that the foregoing shall not prohibit the Acquiror or the Company from authorizing, declaring or paying any dividend or distribution to its stockholders solely payable in cash in accordance with this Agreement to the extent such dividend or distribution is taken into account in determining the Closing Company Net Asset Value and/or the Closing Acquiror Net Asset Value, as applicable, including a Tax Dividend. Prior to the Closing Date, if the aggregate amount of all (a) dividends paid by the Company on or prior to the date of this Agreement plus (b) all monthly dividends after the date of this Agreement is less than the amount that should be paid as a dividend to

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distribute to the Company’s stockholders the amounts set forth in (i) through (iv) of the definition of “Tax Dividend” or otherwise is necessary for the Company to maintain its qualification as a RIC and avoid the imposition of any income or excise tax as reasonably determined by the Company, the Company shall declare a Tax Dividend. The Acquiror and the Company shall negotiate in good faith to adjust the Exchange Ratio to account for any Tax Dividends not otherwise reflected in the Closing Company Net Asset Value pursuant to the terms of Section 2.4(b).

7.17. Company Stockholders Payment.

(a) In consideration of the consummation of the Transactions, the Acquiror Adviser or one of its Affiliates shall pay or cause to be paid (other than by the Acquiror or the Company), to the holder of each share of Company Common Stock that is issued and outstanding as of the immediately prior to the Effective Time (such shares, together, the “Eligible Company Common Stock”), an amount in cash equal to $0.25 per share of Eligible Company Common Stock held by such holder (the “Company Stockholders Payment”).

(b) Prior to the Closing, the Acquiror Adviser shall appoint a nationally recognized financial institution reasonably acceptable to the Company (the “Payment Agent”) to act as payment agent, pursuant to a payment agent agreement to be entered into between the Acquiror Adviser and the Payment Agent, to make the aggregate Company Stockholders Payment. At or prior to the Closing, the Acquiror Adviser shall deposit, or shall cause one of its Affiliates to deposit, with the Payment Agent the aggregate Company Stockholders Payment (such cash deposit, plus any interest or other income earned thereon, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments pursuant to this Section 7.17.

(c) Promptly following the Closing, the Acquiror Adviser shall instruct the Payment Agent to promptly deliver to each holder of record of Eligible Company Common Stock the Company Stockholders Payment for each such share of Eligible Company Common Stock held of record by such holder (subject to deduction for any withholding Tax). The Payment Agent may condition such payment upon receipt of such information from such holder as is required by applicable Law or the Payment Agent’s internal processes. No interest will be paid or accrued for the benefit of holders of record of Eligible Company Common Stock on their respective Company Stockholders Payment.

(d) Holders of record of Eligible Company Common Stock, in their capacities as such, shall have no rights under this Agreement other than the right to receive their respective Company Stockholders Payment pursuant to this Section 7.17. No other holders of shares, other securities or voting power of the Acquiror or the Company, in their capacities as such, shall have any rights to receive any Company Stockholders Payment or other payments pursuant to this Section 7.17.

7.18. NASDAQ Listing. The Acquiror shall use reasonable best efforts to cause the shares of Acquiror Common Stock to be issued as Merger Consideration under this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance, at or prior to the Effective Time.

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7.19. Repayment of Indebtedness. Prior to the Effective Time, the Acquiror shall arrange for the repayment or prepayment of any amounts outstanding under the Company Credit Agreement as of the Effective Time, including by preparing and submitting, prior to the Effective Time and on or before the dates and times specified in the Company Credit Agreement, customary notices in respect of any such repayment or prepayment, with such repayment or prepayment to be made by the Acquiror immediately following the Effective Time; provided that, such repayment or prepayment shall be subject to the conditions set forth in the Acquiror Credit Agreement. Prior to the Effective Time, the Company shall provide such cooperation in connection with such repayment or prepayment, and the arrangement therefor, as may be requested by the Acquiror.

7.20. Acquiror Stockholders Distribution. Within thirty (30) days following the AIF Merger Closing or the AIF Merger Termination, as applicable, subject to applicable Law and the occurrence of the Closing, the Acquiror shall distribute to the holder of each share of Acquiror Common Stock as of a record date to be determined by the Acquiror Board an amount in cash equal to $0.20 per share of Acquiror Common Stock held by such holder.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or, other than with respect to Section 8.1(a), which shall not be waived by any party hereto, waiver, at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approvals. (i) The Company Matters shall have been approved by the Company Requisite Vote, and (ii) the Acquiror Matters shall have been approved by the Acquiror Requisite Vote.

(b) Registration Statement. The Registration Statement shall have become effective under the Securities Act and applicable state Law, and no stop Order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated by the SEC.

(c) No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other Law preventing, enjoining, restraining or making illegal the consummation of the Mergers or any of the other Transactions shall be in effect.

(d) Regulatory and Other Approvals. All Regulatory Approvals required by applicable Law to consummate the Transactions shall have been obtained and shall remain in full force and effect and all statutory waiting periods required by applicable Law in respect thereof shall have expired (including expiration of the applicable waiting period under the HSR Act).

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(e) No Litigation. There shall be no Proceeding by any Governmental Entity of competent jurisdiction pending that challenges the Mergers or any of the other Transactions or that otherwise seeks to prevent, enjoin, restrain or make illegal the consummation of the Mergers or any of the other Transactions.

(f) Net Asset Value Determinations. The determination of both the Closing Acquiror Net Asset Value and the Closing Company Net Asset Value shall have been completed in accordance with Section 2.4.

(g) NASDAQ Listing. The shares of Acquiror Common Stock to be issued under this Agreement in connection with the Merger shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

8.2. Conditions to Obligations of the Acquiror and Merger Sub to Effect the Merger. The obligations of the Acquiror and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by the Acquiror, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in Section 3.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(b)(i), 3.7 and 3.20 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of the Company set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)), disregarding all qualifications and exceptions contained therein relating to the materiality or Material Adverse Effect or any similar qualification, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date and time (except to the extent that any such representation and warranty speaks only as to a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

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(b) Performance of Obligations of the Company. The Company shall have performed in all material respects its obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of the Company.

(d) Receipt of Company Certificate. The Acquiror shall have received a certificate signed on behalf of the Company by the President or the Chief Financial Officer of the Company to the effect that the conditions set forth in Sections 8.2(a), (b), and (c) have been satisfied.

(e) Federal Tax Opinion. The Acquiror shall have received the opinion of its counsel, Simpson Thacher & Bartlett LLP, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Acquiror and the Company delivered pursuant to Section 7.11(a).

8.3. Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of the Acquiror, Merger Sub and the Acquiror Adviser. (i) The representations and warranties of the Acquiror set forth in Section 4.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Acquiror and Merger Sub set forth in Section 4.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of the Acquiror and Merger Sub set forth in Sections 4.3(a), 4.3(b)(i) and 4.7 and the representations and warranties of the Acquiror Adviser set forth in Sections 5.2(a) and 5.2(b)(i) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of the Acquiror, Merger Sub and the Acquiror Adviser set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)), disregarding all qualifications and exceptions

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contained therein relating to the materiality or Material Adverse Effect or any similar qualification, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date and time (except to the extent that any such representation and warranty speaks only as to a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect with respect to the Acquiror, Merger Sub or the Acquiror Adviser, as applicable.

(b) Performance of Obligations of the Acquiror, Merger Sub and the Acquiror Adviser. The Acquiror, Merger Sub and the Acquiror Adviser shall have performed in all material respects their obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Absence of Acquiror or Acquiror Adviser Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of the Acquiror or the Acquiror Adviser.

(d) Receipt of Acquiror Certificate. The Company shall have received a certificate signed on behalf of the Acquiror and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of the Acquiror to the effect that the conditions set forth in Sections 8.3(a), (b) and (c) have been satisfied.

(e) Federal Tax Opinion. The Company shall have received the opinion of its counsel, Simpson Thacher & Bartlett LLP, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Acquiror and the Company delivered pursuant to Section 7.11(a).

8.4. Frustration of Closing Conditions. None of the Acquiror, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VIII to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the other Transactions.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Company Matters by the stockholders of the Company or the Acquiror Matters by the stockholders of the Acquiror:

(a) by mutual consent of the Company and the Acquiror in a written instrument authorized by each of the Company Board, including a majority of the Independent Directors of the Company, and the Acquiror Board, including a majority of the Independent Directors of the Acquiror;

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(b) by either the Company or the Acquiror, if:

(i) any Governmental Entity that must grant a Regulatory Approval has denied approval of the Transactions (including the Mergers) and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order, or promulgated any other Law permanently enjoining or otherwise prohibiting or making illegal the consummation of the Transactions;

(ii) the Merger shall not have been consummated on or before November 7, 2024 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the cause of, or resulted in, the event giving rise to the failure to close prior to the Outside Date;

(iii) the stockholders of the Company shall have failed to approve the Company Matters by the Company Requisite Vote of the Company’s stockholders at a duly held meeting of the Company’s stockholders or at any adjournment or postponement thereof at which the Company Matters have been voted upon; or

(iv) the stockholders of the Acquiror shall have failed to approve the Acquiror Matters by the Acquiror Requisite Vote of the Acquiror’s stockholders at a duly held meeting of the Acquiror’s stockholders or at any adjournment or postponement thereof at which the Acquiror Matters have been voted upon;

provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that has been the principal cause of or resulted in the failure to consummate the Transactions;

(c) by the Company, if:

(i) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Acquiror, Merger Sub or the Acquiror Adviser, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 8.3(a), (b) or (c), and such breach is not curable prior to the Outside Date or if curable prior to the Outside Date, has not been cured within thirty (30) days after the giving of notice thereof by the Company to the Acquiror (provided that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 8.1, 8.2(a), 8.2(b) or 8.2(c) not to be satisfied);

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(ii) prior to obtaining approval of the Acquiror Matters by the stockholders of the Acquiror (A) an Acquiror Adverse Recommendation Change shall have occurred, (B) a Takeover Proposal is publicly announced and the Acquiror fails to issue, within ten (10) Business Days after such Takeover Proposal is announced, a press release that reaffirms the Acquiror Recommendation or (C) a tender or exchange offer relating to any shares of Acquiror Common Stock shall have been commenced by a third party and the Acquiror shall not have sent to its stockholders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Acquiror Board recommends rejection of such tender or exchange offer;

(iii) the Acquiror breaches, in any material respect, its obligations under Section 7.5 or Section 7.7; or

(iv) at any time prior to the time the approval of the Company’s stockholders with respect to the Company Matters is obtained, (A) the Company is not in material breach of any of the terms of this Agreement, (B) the Company Board, including a majority of the Independent Directors of the Company, authorizes the Company, subject to complying with the terms of this Agreement (including Section 7.6(b)), to enter into, and the Company enters into, a definitive Contract with respect to a Company Superior Proposal and (C) the third party that made such Company Superior Proposal, substantially concurrently with such termination, pays to the Acquiror in immediately available funds any fees required to be paid pursuant to Section 9.2(a);

(d) by the Acquiror, if:

(i) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 8.2(a), (b) or (c), and such breach is not curable prior to the Outside Date or if curable prior to the Outside Date, has not been cured within thirty (30) days after the giving of notice thereof by the Acquiror to the Company (provided that the Acquiror, Merger Sub or the Acquiror Adviser is not then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 8.1, 8.3(a), 8.3(b) or 8.3(c) not to be satisfied);

(ii) prior to obtaining approval of the Company Matters by the stockholders of the Company (A) a Company Adverse Recommendation Change shall have occurred, (B) a Takeover Proposal is publicly announced and the Company fails to issue, within ten (10) Business Days after such Takeover Proposal is announced, a press release that reaffirms the Company Recommendation or (C) a tender or exchange offer relating to any shares of Company Common Stock shall have been commenced by a third party and the Company shall not have sent to its stockholders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer;

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(iii) the Company breaches, in any material respect, its obligations under Section 7.5 or Section 7.6; or

(iv) at any time prior to the time the approval of the Acquiror’s stockholders with respect to the Acquiror Matters is obtained, (A) the Acquiror is not in material breach of any of the terms of this Agreement, (B) the Acquiror Board, including a majority of the Independent Directors of the Acquiror, authorizes the Acquiror, subject to complying with the terms of this Agreement (including Section 7.7(b)), to enter into, and the Acquiror enters into, a definitive Contract with respect to an Acquiror Superior Proposal and (C) the third party that made such Acquiror Superior Proposal, substantially concurrently with such termination, pays to the Company in immediately available funds any fees required to be paid pursuant to Section 9.2(b).

The party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other party in accordance with Section 11.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

9.2. Termination Fee.

(a) If this Agreement shall be terminated:

(i) by the Company pursuant to Section 9.1(c)(iv), then, substantially concurrently with, and as a condition to such termination, the Company shall cause the third party that made the applicable Company Superior Proposal (or its designee) to pay the Acquiror, subject to applicable Law and Section 9.2(c), a non-refundable fee in an amount equal to $7,029,482.00, which is equal to 3.0% of the net asset value of the Company as of September 30, 2023 (the “Company Termination Fee”); or

(ii) (A) by (x) the Acquiror or the Company pursuant to Sections 9.1(b)(ii) or 9.1(b)(iii) or (y) the Acquiror pursuant to Section 9.1(d)(i) (solely to the extent that the Company has committed a willful or intentional breach), (B) a Takeover Proposal has been publicly disclosed after the date of this Agreement and, prior to the date of such termination, has not been withdrawn (1) with respect to any termination pursuant to Sections 9.1(b)(ii) or 9.1(d)(i), prior to the date of such termination and (2) with respect to any termination pursuant to Section 9.1(b)(iii), prior to the time of the duly held Company Stockholders Meeting, and (C) the Company enters into a definitive Contract with respect to such Takeover Proposal within twelve (12) months after such termination, and such Takeover Proposal is subsequently consummated (regardless of whether such consummation happens prior to or following such twelve (12)-month period), then, within two (2) Business Days after the date that such Takeover Proposal is consummated, the Company shall cause the third party that made such Takeover Proposal (or its designee) to pay the Acquiror, subject to applicable Law and Section 9.2(c), the Company Termination Fee; provided, that for purposes of this Section 9.2(a)(ii), the term “Takeover Proposal” will have the meaning assigned to such term in Article X, except that references to “25%” will be deemed to be references to “50%.”

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The Company Termination Fee shall be paid by wire transfer of immediately available funds to the Acquiror or, at the election of the Acquiror, to one of its Consolidated Subsidiaries, to an account designated in writing to the Company by the Acquiror if the Acquiror shall have furnished to the Company wire payment instructions prior to the date of payment or, otherwise, by certified or official bank check.

(b) If this Agreement shall be terminated:

(i) by the Acquiror pursuant to Section 9.1(d)(iv), then, substantially concurrently with, and as a condition to such termination, the Acquiror shall cause the third party that made the applicable Acquiror Superior Proposal (or its designee) to pay the Company, subject to applicable Law and Section 9.2(c), a non-refundable fee in an amount equal to $29,905,339.00, which is equal to 3.0% of the net asset value of the Acquiror as of September 30, 2023 (the “Acquiror Termination Fee”); or

(ii) (A) by (x) the Acquiror or the Company pursuant to Sections 9.1(b)(ii) or 9.1(b)(iv) or (y) the Company pursuant to Section 9.1(c)(i) (solely to the extent that the Acquiror has committed a willful or intentional breach), (B) a Takeover Proposal has been publicly disclosed after the date of this Agreement and, prior to the date of such termination, has not been withdrawn (1) with respect to any termination pursuant to Sections 9.1(b)(ii) or 9.1(c)(i), prior to the date of such termination and (2) with respect to any termination pursuant to Section 9.1(b)(iv), prior to the time of the duly held Acquiror Stockholders Meeting, and (C) the Acquiror enters into a definitive Contract with respect to such Takeover Proposal within twelve (12) months after such termination, and such Takeover Proposal is subsequently consummated (regardless of whether such consummation happens prior to or following such twelve (12)-month period), then, within two (2) Business Days after the date that such Takeover Proposal is consummated, the Acquiror shall cause the third party that made such Takeover Proposal (or its designee) to pay the Company, subject to applicable Law and Section 9.2(c), the Acquiror Termination Fee; provided, that for purposes of this Section 9.2(b)(ii), the term “Takeover Proposal” will have the meaning assigned to such term in Article X, except that references to “25%” will be deemed to be references to “50%.”

The Acquiror Termination Fee shall be paid by wire transfer of immediately available funds to the Company or, at the election of the Company, to one of its Consolidated Subsidiaries, to an account designated in writing to the Acquiror by the Company if the Company shall have furnished to the Acquiror wire payment instructions prior to the date of payment or, otherwise, by certified or official bank check.

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(c) Notwithstanding anything to the contrary in this Agreement, the Company Termination Fee or the Acquiror Termination Fee, as applicable, shall not be due and payable pursuant to this Section 9.2 if the SEC informs the Company or the Acquiror that the payment of such Company Termination Fee or Acquiror Termination Fee is prohibited under applicable Law, and the Company (in the case of an Acquiror Termination Fee) or the Acquiror (in the case of a Company Termination Fee) is unable to obtain appropriate relief from the SEC to permit the payment of such Company Termination Fee or Acquiror Termination Fee.

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated hereby, and without these agreements, the parties would not enter into this Agreement.

9.3. Effect of Termination. In the event of termination of this Agreement by either the Company or the Acquiror as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of the Acquiror Adviser, the Acquiror, Merger Sub, the Company, any of their respective Affiliates or Consolidated Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Transactions, except that Section 7.8(b), Article IX and Article XI (including, in each case, any applicable definitions) shall survive any termination of this Agreement; provided, however, that, except as otherwise provided in Sections 9.2(a) and 9.2(b), nothing herein shall relieve any party from any liabilities for damages incurred or suffered by another party arising out of the willful or intentional breach by such party of any provision of this Agreement or a failure or refusal by such party to consummate this Agreement and the Transactions when such party was obligated to do so in accordance with the terms hereof.

9.4. Fees and Expenses. Notwithstanding the provisions of Section 9.2, all fees and expenses incurred in connection with this Agreement and the Transactions (including the Mergers) shall be paid by the party incurring such fees or expenses, whether or not the Transactions (including the Mergers) are consummated; provided, however, that notwithstanding the foregoing, the following fees and expenses shall be borne proportionately by the Acquiror and the Company by reference to their respective net asset values as of September 30, 2023: (i) all costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus that are related to the Agreement and the Transactions, (ii) all filing and other fees paid to the SEC in connection with the Mergers, and (iii) fees and expenses for legal services to the Company, the Acquiror and Merger Sub in connection with the Agreement and the Transactions (excluding fees for legal services of independent counsel to the Acquiror Special Committee and the Company Special Committee).

9.5. Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the Acquiror Matters by the stockholders of the Acquiror or the Company Matters by the stockholders of the Company; provided, however, that after any approval of the Acquiror Matters by the stockholders of the Acquiror or the Company Matters by the stockholders of the Company, there may not be, without further approval of the applicable party’s stockholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

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9.6. Extension; Waiver. At any time prior to the Effective Time, each party, by action taken or authorized by the Company Board, including the Company Special Committee, or the Acquiror Board, including the Acquiror Special Committee, or the Board of Directors of Merger Sub, as applicable, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance.

ARTICLE X

CERTAIN DEFINITIONS

“Acquiror Credit Agreement” means that certain Amended and Restated Senior Secured Revolving Credit Agreement, dated as of April 19, 2023, by and among the Acquiror, JPMorgan Chase Bank, N.A., Truist Bank, Bank of Montreal, MUFG Bank, Ltd., Truist Securities, Inc., BMO Capital Markets Corp. and the lenders party thereto.

“Acquiror Disclosure Schedule” means that certain disclosure schedule of the Acquiror attached hereto.

“Acquiror Matters” means (i) the approval of the proposed issuance of Acquiror Common Stock in connection with the Merger and (ii) any other matters required to be approved or adopted by the stockholders of the Acquiror in order to effect the Transactions.

“Acquiror Per Share NAV” means the quotient of (i) the Closing Acquiror Net Asset Value divided by (ii) the number of shares of Acquiror Common Stock issued and outstanding as of the Determination Date.

“Acquiror Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, the Acquiror or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of the Acquiror or more than 75% of the assets of the Acquiror on a consolidated basis (a) on terms which the Acquiror Board determines in good faith to be superior for the stockholders of the Acquiror (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by the Company in accordance with Section 7.7), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal,

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including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by the Acquiror Board (upon the recommendation of the Acquiror Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person). The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” has a meaning correlative thereto.

“AIF Merger Agreement” means that certain Agreement and Plan of Merger, dated as of November 7, 2023, by and between Apollo Tactical Income Fund Inc., the Acquiror, the Acquiror Adviser and AIF Merger Sub, Inc.

“AIF Merger Closing” means the consummation of the transactions contemplated by the AIF Merger Agreement.

“AIF Merger Termination” means the termination of the AIF Merger Agreement pursuant to the terms thereof.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York.

“Company Administration Agreements” means (i) the administrative services and expense reimbursement agreement between the Company and the Company Adviser, (ii) the accounting and administrative services agreement between the Company and U.S. Bancorp Fund Services, LLC, d/b/a U.S. Bank Global Fund Services, (iii) the custodial services agreement between the Company and U.S. Bank National Association and (iv) the transfer agent agreement between the Company and American Stock Transfer & Trust Company, LLC, each in effect as of the date of this Agreement.

“Company Adviser” means Apollo Credit Management, LLC, a Delaware limited liability company.

“Company Advisory Agreement” means the investment advisory and management agreement between the Company and the Company Adviser in effect as of the date of this Agreement.

“Company Credit Agreement” means that certain Amended and Restated Loan and Security Agreement, dated as of March 1, 2019, by and between the Company and Sumitomo Mitsui Banking Corporation (as amended from time to time).

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“Company Disclosure Schedule” means that certain disclosure schedule of the Company attached hereto.

“Company Matters” means (i) the approval of the Merger and (ii) any other matters required to be approved or adopted by the stockholders of the Company in order to effect the Transactions.

“Company Per Share NAV” means the quotient of (i) the Closing Company Net Asset Value divided by (ii) the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares).

“Company Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, the Company or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of the Company or more than 75% of the assets of the Company on a consolidated basis (a) on terms which the Company Board determines in good faith to be superior for the stockholders of the Company (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by the Acquiror in accordance with Section 7.6), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by the Company Board (upon the recommendation of the Company Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

“Company Trademark Agreement” means the trademark license agreement between the Company and Apollo Global Management, LLC, a Delaware limited liability company, in effect as of the date of this Agreement.

“Consolidated Subsidiary”, when used with respect to any Person, means any corporation, partnership, limited liability company or other Person, whether incorporated or unincorporated, that is consolidated with such Person for financial reporting purposes under GAAP.

“Contract” means any agreement, contract, lease, mortgage, evidence of indebtedness, indenture, license or instrument, whether oral or written, and shall include each amendment, supplement and modification to the foregoing, to which a Person or any of its Consolidated Subsidiaries is a party or by which any of them may be bound.

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

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“Exchange Ratio” means the quotient (rounded to four decimal places) of (i) the Company Per Share NAV divided by (ii) the Acquiror Per Share NAV.

“Governmental Entity” means any federal, state, local or foreign government or other governmental body, any agency, commission or authority thereof, any regulatory or administrative authority, any quasi-governmental body, any self-regulatory agency, any court, tribunal or judicial body, or any political subdivision, department or branch of any of the foregoing.

“Indebtedness” shall mean (a) any indebtedness or other obligation for borrowed money, (b) any indebtedness evidenced by a note, bond, debenture or similar instrument, (c) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (d) any capitalized lease obligations, (e) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and unpaid, (f) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (g) guarantees in respect of clauses (a) through (f), in each case excluding obligations to fund commitments to portfolio companies or companies entered into in the ordinary course of business.

“Independent Director” means, with respect to the Acquiror or the Company, each director who is not an “interested person” of the Acquiror or the Company, as the case may be, as defined in the Investment Company Act.

“Intervening Event” means any event, change or development first occurring or arising after the date hereof that is material to the Acquiror and its Consolidated Subsidiaries, taken as a whole, or the Company and its Consolidated Subsidiaries, taken as whole, that was not known to, or reasonably foreseeable by, the party’s board of directors, as of or prior to the date hereof (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable as of the date hereof) and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to this Agreement; provided, however, that in no event shall the following events, changes or developments constitute an Intervening Event: (a) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the Acquiror Common Stock (provided, however, that this clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred unless such underlying causes are otherwise excluded from the definition of Intervening Event); or (c) any changes in general economic or political conditions, except to the extent that such changes have a materially disproportionate adverse impact on the Acquiror and its Consolidated Subsidiaries, taken as a whole, or the Company and its Consolidated Subsidiaries, taken as a whole, relative to other participants of similar sizes engaged in the industries in which, as applicable, the Acquiror or the Company conducts its businesses.

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“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder.

“knowledge” means for each of the Acquiror, the Company and the Acquiror Adviser, the actual knowledge of their respective executive officers, directors, general partners and managing members, as applicable, as of the date of this Agreement.

“Law” means any federal, state, local or foreign law (including the common law), statute, code, ordinance, rule, regulation, judgment, Order, writ, decree or injunction or any Permit or similar right granted by any Governmental Entity.

“Liens” means all security interests, liens, claims, pledges, easements, mortgages, rights of first offer or refusal or other encumbrances.

“Material Adverse Effect” means, with respect to the Acquiror, the Company or the Acquiror Adviser, as the case may be, any event, development, change, effect or occurrence (each, an “Effect”) that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of such party and its Consolidated Subsidiaries, taken as a whole, other than (A) any Effect resulting from or attributable to (1) changes in general economic, social or political conditions or the financial markets in general, including the commencement or escalation of a war, armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God, the coronavirus (COVID-19) or any other pandemic (including the impact on economies generally and the results of any actions taken by Governmental Entities in response thereto), (2) general changes or developments in the industries in which such party and its Consolidated Subsidiaries operate, including general changes in Law after the date hereof across such industries, except, in the case of the foregoing clauses (1) and (2), to the extent such changes or developments referred to therein have a materially disproportionate adverse impact on such party and its Consolidated Subsidiaries, taken as a whole, relative to other participants of similar sizes engaged in the industries in which such party conducts its businesses or (3) the announcement of this Agreement or the Transactions or the identities of the parties to this Agreement or (B) any failure to meet internal or published projections or forecasts for any period, as the case may be, or any decline in the price of shares of Company Common Stock on NYSE or Acquiror Common Stock on NASDAQ or trading volume of Company Common Stock or Acquiror Common Stock (provided that the underlying causes of such failure shall be considered in determining whether there is a Material Adverse Effect) or (ii) the ability of such party to timely perform its material obligations under this Agreement or consummate the Merger and the other Transactions.

“Order” means any writ, injunction, judgment, order or decree entered, issued, made or rendered by any Governmental Entity.

“Permit” means any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Entity.

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“Permitted Indebtedness” means Indebtedness of the Acquiror or the Company, as applicable, and its respective Consolidated Subsidiaries (i) outstanding as of the date of this Agreement or (ii) incurred after the date of this Agreement to the extent permitted by the Investment Company Act that is substantially consistent with the past practices of the Acquiror or the Company, as applicable.

“Person” means an individual, a (general or limited) partnership, a corporation, a limited liability company, an association, a trust, a joint venture, a Governmental Entity or other legal entity or organization.

“Previously Disclosed” means information (i) with respect to the Company, (A) set forth in the Company Disclosure Schedule or (B) previously disclosed since the Applicable Date in any Company SEC Report and (ii) with respect to the Acquiror, (A) set forth in the Acquiror Disclosure Schedule or (B) previously disclosed since the Applicable Date in any Acquiror SEC Report; provided, however, that any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature in any Company SEC Report or Acquiror SEC Report, as the case may be, shall not be deemed to be “Previously Disclosed.”

“Proceeding” means an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative.

“Regulatory Approvals” means all applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from any Governmental Entity.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.

“Takeover Proposal” means any inquiry, proposal, discussions, negotiations or offer from any Person or group of Persons (other than the Acquiror or the Company or any of their respective Affiliates) (a) with respect to a merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving the Company or the Acquiror, as applicable, or any of such party’s respective Consolidated Subsidiaries, as applicable, (b) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any bona fide financing transaction) that constitute or represent, or would constitute or represent if such transaction is consummated, 25% or more of the total assets, net revenue or net income of the Company or the Acquiror, as applicable, and such party’s respective Consolidated Subsidiaries, taken as a whole, or (ii) 25% or more of the outstanding shares of capital stock of, or other equity or voting interests in, the Company or in any of the Company’s Consolidated Subsidiaries or, the Acquiror or in any of the Acquiror’s Consolidated Subsidiaries, as applicable, or (c) relating to any direct or indirect transaction or series of transactions that would result in any Person other than the Company Adviser or an Affiliate thereof (in the case of the Company) or the Acquiror Adviser or an Affiliate thereof (in the case of the Acquiror) serving as the external investment adviser to the Company or the Acquiror, as applicable, in each case other than the Merger and the other Transactions.

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“Tax” means all federal, state, local, and foreign income, excise, gross receipts, gross income, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, franchise, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon imposed by any taxing authority.

“Tax Dividend” means a dividend or dividends, with respect to any applicable tax year, which is deductible pursuant to the dividends paid deduction under Section 562 of the Code, and shall have the effect of distributing to the Company’s stockholders (i) all of its previously undistributed “investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) any prior year shortfall as determined under Section 4982(b)(2) of the Code, (iii) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (iv) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized either in the applicable tax year or any prior tax year.

“Tax Return” means a report, return, statement, form, election or other information (including any schedules, attachments or amendments thereto) required to be supplied to a taxing authority with respect to Taxes including, where permitted or required, consolidated, combined or unitary returns for any group of entities.

“Trading Day” shall mean a day on which shares of Acquiror Common Stock are traded on NASDAQ.

“Transactions” means the transactions contemplated by this Agreement, including the Mergers.

“Treasury Regulations” means all final and temporary federal income tax regulations, as amended from time to time, issued under the Code by the United States Treasury Department.

Table of Definitions

Term:	Section:
Acceptable Courts	11.6
Acquiror	Preamble
Acquiror Adverse Recommendation Change	7.7(a)
Acquiror Adviser	Preamble
Acquiror Balance Sheet	4.6(b)
Acquiror Board	Recitals
Acquiror Bylaws	4.1(b)
Acquiror Capitalization Date	4.2(a)
Acquiror Charter	4.1(b)
Acquiror Common Stock	1.5(b)

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Term:	Section:
Acquiror Insurance Policy	4.15
Acquiror Intellectual Property Rights	4.16
Acquiror Intervening Event Notice Period	7.7(d)
Acquiror Intervening Event Recommendation Change	7.7(d)
Acquiror Material Contracts	4.14(a)
Acquiror Recommendation	7.3(b)
Acquiror Requisite Vote	4.3(a)
Acquiror SEC Reports	4.5(a)
Acquiror Special Committee	Recitals
Acquiror Stockholders Meeting	4.3(a)
Acquiror Termination Fee	9.2(b)(i)
Acquiror Voting Debt	4.2(a)
Agreement	Preamble
Applicable Date	3.5(a)
ASC Topic 820	3.6(h)
BDC	Recitals
Book-Entry Share	1.5(d)
Cancelled Shares	1.5(b)
Certificate	1.5(d)
Closing	1.2
Closing Acquiror Net Asset Value	2.4(a)
Closing Company Net Asset Value	2.4(b)
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Adverse Recommendation Change	7.6(a)
Company Balance Sheet	3.6(b)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)
Company Charter	3.1(b)
Company Common Stock	1.5(b)
Company Insurance Policy	3.15
Company Intellectual Property Rights	3.16
Company Intervening Event Notice Period	7.6(d)
Company Intervening Event Recommendation Change	7.6(d)
Company Material Contracts	3.14(a)
Company Recommendation	7.3(a)
Company Requisite Vote	3.3(a)
Company SEC Reports	3.5(a)
Company Special Committee	Recitals
Company Stockholders Meeting	3.3(a)
Company Stockholders Payment	7.17(a)
Company Termination Fee	9.2(a)
Company Voting Debt	3.2(a)

76

Term:	Section:
Deloitte	3.6(a)
Determination Date	2.4(a)
DOJ	7.1(a)
Effective Time	1.3
Eligible Company Common Stock	7.17(a)
Employee Benefit Plans	3.13
Enforceability Exception	3.3(a)
Exchange Agent	2.1
Exchange Fund	2.1
First Articles of Merger	1.3
FTC	7.1(a)
GAAP	3.6(a)
HSR Act	3.4
Indemnified Liabilities	7.4(a)
Indemnified Party	7.4(a)
Intellectual Property Rights	3.16
Investment Company Act	Recitals
IRS	3.11(a)
Joint Proxy Statement/Prospectus	3.4
Lazard Opinion	4.20
Letter of Transmittal	2.2(a)
MD SDAT	1.3
Merger	Recitals
Merger Consideration	1.5(c)
Merger Sub	Preamble
Mergers	Recitals
MGCL	1.1
NASDAQ	Recitals
Notice of a Company Superior Proposal	7.6(b)
Notice of an Acquiror Superior Proposal	7.7(b)
NYSE	Recitals
Outside Date	9.1(b)(ii)
Payment Agent	7.17(b)
Payment Fund	7.17(b)
Registration Statement	3.4
Representatives	7.5(a)
RIC	3.11(b)
Rights	3.2(a)
Sarbanes-Oxley Act	3.6(f)
Second Articles of Merger	1.7(a)
Second Effective Time	1.7(a)
Second Merger	Recitals
Surviving Company	Recitals
Takeover Statutes	3.19

77

ARTICLE XI

GENERAL PROVISIONS

11.1. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for and subject to Section 7.4 and Section 9.4 and for those other covenants and agreements contained in this Agreement that by their express terms apply or are to be performed in whole or in part after the Effective Time.

11.2. Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (provided that the transmission is followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:

Apollo Senior Floating Rate Fund Inc.

9 West 57th Street

New York, NY 10019

Attention: Kristin Hester

Email:       khester@apollo.com

with a copy, which will not constitute notice, to:

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Attention: Steven Grigoriou

Email:       steven.grigoriou@stblaw.com

Attention: Jonathan Corsico

Email:       jonathan.corsico@stblaw.com

and

Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036

Attention: Stephen Bier

Email:       stephen.bier@dechert.com

78

If to the Acquiror or Merger Sub, to:

MidCap Financial Investment Corporation

9 West 57th Street

New York, NY 10019

Attention: Kristin Hester

Email:       khester@apollo.com

with a copy, which will not constitute notice, to:

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Attention: Steven Grigoriou

Email:       steven.grigoriou@stblaw.com

Attention: Jonathan Corsico

Email:       jonathan.corsico@stblaw.com

and

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Attention: Stuart Coleman

Email:       scoleman@proskauer.com

Attention: Daniel Ganitsky

Email:       dganitsky@proskauer.com

Attention: Joshua Apfelroth

Email:       japfelroth@proskauer.com

If to the Acquiror Adviser, to:

Apollo Investment Management, L.P.

9 West 57th Street

New York, NY 10019

Attention: Kristin Hester

Email:       khester@apollo.com

with a copy, which will not constitute notice, to:

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Attention: Steven Grigoriou

Email:       steven.grigoriou@stblaw.com

Attention: Jonathan Corsico

Email:       jonathan.corsico@stblaw.com

79

Each such notice or other communication shall be effective upon receipt (or refusal of receipt).

11.3. Interpretation; Construction. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms “cash,” “dollars” and “$” mean United States dollars. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any term, provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such term, provision, covenant or restriction be enforced to the maximum extent permitted. The parties have jointly participated in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

11.4. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable Law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11.5. Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), once executed, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

11.6. Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Maryland applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except to the extent governed by the Investment Company Act, in which case the Investment Company Act shall control. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Circuit Court for Baltimore City,

80

Maryland, or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Maryland, Northern Division and the appellate courts to which Orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). In any such judicial proceeding, each of the parties further consents to the assignment of any proceeding in the Circuit Court for Baltimore City, Maryland to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 11.6.

11.7. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.4, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

11.8. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the State of Maryland, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party hereto has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

[Signature Page Follows]

81

IN WITNESS WHEREOF, the Acquiror, the Company, Merger Sub and the Acquiror Adviser have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MIDCAP FINANCIAL INVESTMENT CORPORATION

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Chief Legal Officer & Secretary

APOLLO SENIOR FLOATING RATE FUND INC.

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Chief Legal Officer & Secretary

AFT MERGER SUB, INC.

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Secretary

APOLLO INVESTMENT MANAGEMENT, L.P.

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

among

MIDCAP FINANCIAL INVESTMENT CORPORATION,

AIF MERGER SUB, INC.,

APOLLO TACTICAL INCOME FUND INC.

and

APOLLO INVESTMENT MANAGEMENT, L.P.

(for the limited purposes set forth herein)

Dated as of November 7, 2023

Article IV REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR AND MERGER SUB		24

4.1.	Corporate Organization	24
4.2.	Capitalization	25
4.3.	Authority; No Violation	25
4.4.	Governmental Consents	27
4.5.	Reports	27
4.6.	Acquiror Financial Statements	28
4.7.	Broker’s Fees	31
4.8.	Absence of Changes or Events	31
4.9.	Compliance with Applicable Law; Permits	31
4.10.	Acquiror Information	32
4.11.	Taxes and Tax Returns	33
4.12.	Litigation	35
4.13.	Employee Matters	35
4.14.	Certain Contracts	35
4.15.	Insurance Coverage	36
4.16.	Intellectual Property	36
4.17.	Real Property	36
4.18.	Investment Assets	37
4.19.	State Takeover Laws	37
4.20.	Opinion of Financial Advisor	37
4.21.	Chapter 11	37

Article V REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR ADVISER		37

5.1.	Organization	37
5.2.	Authority; No Violation	38
5.3.	Compliance with Applicable Law; Permits	38
5.4.	Litigation	39
5.5.	Acquiror Adviser Information	39
5.6.	Financial Resources	40

Article VI COVENANTS RELATING TO CONDUCT OF BUSINESS		40

6.1.	Conduct of Businesses Prior to the Effective Time	40
6.2.	Company Forbearances	40
6.3.	Acquiror Forbearances	43
6.4.	Valuation	45

Article VII ADDITIONAL AGREEMENTS		46

7.1.	Further Assurances	46
7.2.	Regulatory Matters	47
7.3.	Stockholder Approval	48
7.4.	Indemnification	49
7.5.	No Solicitation	50
7.6.	Company Takeover Proposals	52

ii

7.7.	Acquiror Takeover Proposals	54
7.8.	Access to Information	56
7.9.	Publicity	56
7.10.	Takeover Statutes and Provisions	57
7.11.	Tax Matters	57
7.12.	Stockholder Litigation	58
7.13.	Section 16 Matters	58
7.14.	No Other Representations or Warranties	58
7.15.	Merger of Surviving Company	58
7.16.	Coordination of Dividends	58
7.17.	Company Stockholders Payment	59
7.18.	NASDAQ Listing	59
7.19.	Repayment of Indebtedness	60
7.20.	Acquiror Stockholders Distribution	60

Article VIII CONDITIONS PRECEDENT		60

8.1.	Conditions to Each Party’s Obligations to Effect the Merger	60
8.2.	Conditions to Obligations of the Acquiror and Merger Sub to Effect the Merger	61
8.3.	Conditions to Obligations of the Company to Effect the Merger	62
8.4.	Frustration of Closing Conditions	63

Article IX TERMINATION AND AMENDMENT		63

9.1.	Termination	63
9.2.	Termination Fee	66
9.3.	Effect of Termination	68
9.4.	Fees and Expenses	68
9.5.	Amendment	68
9.6.	Extension; Waiver	69

Article X CERTAIN DEFINITIONS		69

Article XI GENERAL PROVISIONS		78

11.1.	Nonsurvival of Representations, Warranties and Agreements	78
11.2.	Notices	78
11.3.	Interpretation; Construction	80
11.4.	Counterparts	80
11.5.	Entire Agreement	80
11.6.	Governing Law; Jurisdiction; Waiver of Jury Trial	80
11.7.	Assignment; Third Party Beneficiaries	81
11.8.	Specific Performance	81

Schedules

Company Disclosure Schedule
Acquiror Disclosure Schedule

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 7, 2023 (this “Agreement”), is made by and among MidCap Financial Investment Corporation, a Maryland corporation (the “Acquiror”), AIF Merger Sub, Inc., a Maryland corporation and a wholly-owned direct Consolidated Subsidiary of the Acquiror (“Merger Sub”), Apollo Tactical Income Fund Inc., a Maryland corporation (the “Company”), and, solely for purposes of Article V, Section 7.17, Section 8.3 and Article XI, Apollo Investment Management, L.P., a Delaware limited partnership and the investment adviser to the Acquiror (the “Acquiror Adviser”).

RECITALS

WHEREAS, the Acquiror has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder (the “Investment Company Act”), and is listed on the NASDAQ Global Select Market (“NASDAQ”);

WHEREAS, the Company is a closed-end management investment company, registered under the Investment Company Act and listed on the New York Stock Exchange (“NYSE”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”);

WHEREAS, immediately following the Merger (as defined below), the Surviving Company shall merge with and into the Acquiror (the “Second Merger” and, together with the Merger, the “Mergers”), with the Acquiror as the surviving company in the Second Merger;

WHEREAS, the Board of Directors of the Company (the “Company Board”), upon the recommendation of a committee of the Company Board comprised solely of the Independent Directors of the Company (the “Company Special Committee”), has unanimously (i) determined that (x) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Company and its stockholders and (y) the interests of the Company’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and other Company Matters), (iii) directed that the approval of the Company Matters be submitted to the Company’s stockholders at the Company Stockholders Meeting and (iv) resolved to recommend that the stockholders of the Company approve the Company Matters;

WHEREAS, the Board of Directors of the Acquiror (the “Acquiror Board”), upon the recommendation of a committee of the Acquiror Board comprised solely of the Independent Directors of the Acquiror (the “Acquiror Special Committee”), has unanimously (i) determined that (x) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Acquiror and its stockholders and (y) the interests of the Acquiror’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and the Acquiror Matters), (iii) directed that the approval of the Acquiror Matters be submitted to the Acquiror’s stockholders at the Acquiror Stockholders Meeting and (iv) resolved to recommend that the stockholders of the Acquiror approve the Acquiror Matters;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) determined that this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger) and (iii) resolved to recommend the approval of the Transactions (including the Merger) by the Acquiror, in the Acquiror’s capacity as the sole stockholder of Merger Sub;

WHEREAS, the parties intend the Mergers to be treated as a single integrated transaction and to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and other agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1. The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Merger Sub shall merge with and into the Company, and the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving company in the Merger and shall continue its existence as a corporation under the MGCL.

1.2. Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place by remote communication and by the exchange of signatures by electronic transmission on the date that is three (3) Business Days after the satisfaction or waiver of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless otherwise agreed in writing by the parties to this Agreement (the “Closing Date”).

1.3. Effective Time. The Merger shall become effective as set forth in the articles of merger with respect to the Merger (the “First Articles of Merger”) that shall be filed with, and accepted for record by, the State Department of Assessments and Taxation of Maryland (the “MD SDAT”). The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the First Articles of Merger.

1.4. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the MGCL.

1.5. Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Acquiror or Merger Sub or the holder of any of the following securities:

(a) Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Company.

(b) All shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) that are issued and outstanding and are owned by the Acquiror or any of its Consolidated Subsidiaries (including Merger Sub) immediately prior to the Effective Time shall be cancelled and shall cease to exist and no shares of common stock, par value $0.001 per share, of the Acquiror (“Acquiror Common Stock”) or any other consideration shall be delivered in exchange therefor (such shares, the “Cancelled Shares”).

(c) Subject to Section 1.5(e), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for the Cancelled Shares) shall be converted, in accordance with and subject to the procedures set forth in Article II, into the right to receive a number of shares of Acquiror Common Stock equal to the Exchange Ratio and, if applicable, cash in lieu of fractional shares of Acquiror Common Stock payable in accordance with Section 1.5(f) (such shares of Acquiror Common Stock and any such cash in lieu of fractional shares of Acquiror Common Stock, the “Merger Consideration”), in all cases without interest. The amount of cash each holder of Company Common Stock as of immediately prior to the Effective Time is entitled to receive pursuant to this Section 1.5(c) shall be rounded down to the nearest cent, and computed after aggregating all cash amounts for all shares of Company Common Stock then held by such holder.

(d) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each holder of a certificate (“Certificate”) or book-entry share (“Book-Entry Share”) that immediately prior to the Effective Time represented an outstanding share of Company Common Stock shall cease to have any rights with respect to such Certificate or Book-Entry Share other than the right to receive, upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.2, the Merger Consideration.

(e) The Exchange Ratio shall be appropriately adjusted (to the extent not already taken into account in determining the Closing Company Net Asset Value and/or the Closing Acquiror Net Asset Value, as applicable) if, between the Determination Date and the Effective Time, the respective outstanding shares of Acquiror Common Stock or Company Common Stock shall have been increased or decreased or changed into or exchanged for a different number or kind of shares or securities, in each case, as a result of any reclassification, recapitalization, stock split, reverse stock split, split-up, combination or exchange of shares, or if a stock dividend or dividend payable in any other securities shall be authorized and declared with a record date within such period, as permitted by this Agreement. Nothing in this Section 1.5(e) shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(f) No certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the conversion of Company Common Stock pursuant to this Section 1.5, and such fractional share interests shall not entitle the owner thereof to any shares of Acquiror Common Stock or to vote or to any other rights or powers of a holder of Acquiror Common Stock. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder would, but for this Section 1.5(f), be entitled under Section 1.5(c), as so rounded pursuant to the immediately following sentence, and (B) the volume-weighted average trading price of a share of Acquiror Common Stock on NASDAQ for the five (5) consecutive Trading Days ending on the third Trading Day preceding the Closing Date (as reported by Bloomberg L.P. or its successor or, if not reported thereon, another authoritative source selected by the Acquiror that is reasonably acceptable to the Company). All fractional shares to which a single record holder of Company Common Stock as of immediately prior to the Effective Time would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock as of immediately prior to the Effective Time in lieu of any fractional share interests in Acquiror Common Stock, the Exchange Agent shall make available such amount, without interest, to such holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 1.5(f) is not a separately bargained-for consideration.

1.6. Termination of Certain Contractual Obligations. Immediately after the Effective Time, the Company Advisory Agreement, the Company Administration Agreements and the Company Trademark Agreement shall be terminated and of no further force and effect.

1.7. The Second Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the MGCL, at the Second Effective Time, the Surviving Company shall merge with and into the Acquiror and the separate corporate existence of the Surviving Company shall cease. The Acquiror shall be the surviving company in the Second Merger and shall continue its existence as a corporation under the Laws of the State of Maryland. The Second Merger shall become effective as set forth in the articles of merger with respect to the Second Merger (the “Second Articles of Merger”) that the Acquiror shall file with the MD SDAT (the “Second Effective Time”). At and after the Second Effective Time, the Second Merger shall have the effects set forth in the MGCL.

(b) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Acquiror or the Surviving Company or the holder of any of the following securities, (i) each share of common stock of the Surviving Company issued and outstanding as of immediately prior to the Second Effective Time shall be cancelled and shall cease to exist, and no consideration shall be exchanged therefor; and (ii) each share of Acquiror Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as an identical share of Acquiror Common Stock.

1.8. Articles of Incorporation and Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Company, as the surviving company of the Merger, as of the Effective Time, until thereafter amended in accordance with applicable Law and the terms of such articles of incorporation. The bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company, as the surviving company in the Merger, as of the Effective Time, until thereafter amended in accordance with applicable Law and the terms of the articles of incorporation of the Company and such bylaws.

(b) At the Second Effective Time, the articles of incorporation of the Acquiror as in effect immediately prior to the Second Effective Time shall be the articles of incorporation of the Acquiror, as the surviving company of the Second Merger, as of the Second Effective Time, until thereafter amended in accordance with applicable Law and the terms of such articles of incorporation. The bylaws of the Acquiror as in effect immediately prior to the Second Effective Time shall be the bylaws of the Acquiror, as the surviving company in the Second Merger, as of the Second Effective Time, until thereafter amended in accordance with applicable Law and the terms of the articles of incorporation of the Acquiror and such bylaws.

1.9. Directors and Officers. Subject to applicable Law, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualify, or the earlier death, resignation or removal of any such director or officer or the consummation of the Second Merger. Subject to applicable Law, the directors and officers of the Acquiror immediately prior to the Second Effective Time shall be the directors and officers of the Acquiror immediately after consummation of the Second Merger and shall hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal.

ARTICLE II

MERGER CONSIDERATION

2.1. Designation of Exchange Agent; Deposit of Merger Consideration. Prior to the Closing, the Acquiror shall enter into a customary exchange agreement with a nationally recognized financial institution designated by the Acquiror and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 1.5(c). At or prior to the Effective Time, the Acquiror shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II, through the Exchange Agent book-entry shares representing the full number of whole shares of Acquiror Common Stock issuable pursuant to Section 1.5(c) in exchange for outstanding shares of Company Common Stock, and the Acquiror shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Acquiror Common Stock pursuant to Section 2.2(c) (such shares of Acquiror Common Stock provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For purposes of the deposit, the Acquiror shall assume that there will not be any fractional shares of Acquiror Common Stock. The Acquiror shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 1.5(f). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 1.5(c), the Acquiror shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Acquiror shall cause the Exchange Fund to be (x) held for the benefit of the holders of Company Common Stock as of immediately prior to the Effective Time and (y) applied promptly to making the payments pursuant to Section 1.5. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.5, except as expressly provided for in this Agreement.

2.2. Delivery of Merger Consideration.

(a) As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Acquiror shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented an outstanding share of Company Common Stock (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Book-Entry Share shall pass only upon proper delivery of the Certificate (or an affidavit of loss in lieu thereof) or the surrender of such Book-Entry Share to the Exchange Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Share or such other reasonable evidence, if any, of such surrender as the Exchange Agent may reasonably request), as applicable, which shall be in the form and have such other provisions as the Acquiror and the Company may reasonably specify (such letter of transmittal, the “Letter of Transmittal”), and (ii) instructions (which instructions shall be in the form and have such other provisions as the Acquiror and the Company may reasonably specify) for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for (A) the number of shares of Acquiror Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates or Book-Entry Shares pursuant to Section 1.5(c), (B) any dividends or other distributions payable pursuant to Section 2.2(c) and (C) any cash in lieu of fractional shares of Acquiror Common Stock payable pursuant to Section 1.5(f).

(b) Upon surrender to the Exchange Agent of shares of Company Common Stock that (i) are represented by Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu thereof) together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, or (ii) are Book-Entry Shares, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the surrender of such Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares as the Exchange Agent may reasonably request), in each case, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Acquiror shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (A) the number of shares of Acquiror Common Stock (which shall be in book-entry form) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates or Book-Entry Shares pursuant to Section 1.5(c), (B) any dividends or other distributions payable pursuant to Section 2.2(c) and (C) any cash in lieu of fractional shares of Acquiror Common Stock payable pursuant to Section 1.5(f), and the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on any cash payable upon the surrender of Certificates or Book-Entry Shares.

(c) Subject to applicable Law, following surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares for cancellation to the Exchange Agent, there shall be paid to the holder of the shares of Acquiror Common Stock issued in exchange for such Certificates or Book-Entry Shares, without interest, (i) at the time of delivery of such Acquiror Common Stock by the Exchange Agent pursuant to Section 2.2(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Acquiror Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such shares of Acquiror Common Stock by the Exchange Agent pursuant to Section 2.2(b), and a payment date subsequent to such delivery of such shares of Acquiror Common Stock by the Exchange Agent pursuant to Section 2.2(b), payable with respect to such shares of Acquiror Common Stock.

(d) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Acquiror Common Stock as contemplated by Section 2.2(c)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, only if such Certificate or Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of the Acquiror that such Tax has been paid or is not applicable.

2.3. No Further Ownership Rights; Transfers. All Merger Consideration paid by the Acquiror in accordance with the terms of Article I and Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Common Stock in respect of which such Merger Consideration was paid. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to, and there shall be no further transfers on the stock transfer books of the Company of, the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time.

2.4. Net Asset Value Calculation.

(a) The Acquiror shall deliver to the Company a calculation of the net asset value of the Acquiror as of a date mutually agreed between the Acquiror and the Company, such date to be no earlier than forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time (such agreed date, the “Determination Date”), calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used by the Acquiror in preparing the calculation of the net asset value per share of Acquiror Common Stock (with an accrual for any dividend declared by the Acquiror and not yet paid) (the “Closing Acquiror Net Asset Value”); provided that the Acquiror shall update the calculation of the Closing Acquiror Net Asset Value in the event that the Closing is subsequently materially delayed or there is a material change to the Closing Acquiror Net Asset Value prior to the Closing (including without limitation any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing Acquiror Net Asset Value is determined within forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time; provided further that the Acquiror Board, including a majority of the Independent Directors of the Acquiror Board, shall be required to approve, and the Chief Financial Officer of the Acquiror shall certify in writing to the Company, the calculation of the Closing Acquiror Net Asset Value.

(b) The Company shall deliver to the Acquiror a calculation of the net asset value of the Company as of the Determination Date, calculated in good faith as of such date and based on the same assumptions and methodologies, and applying the same categories of adjustments to net asset value (except as may be mutually agreed by the parties), historically used by the Company in preparing the calculation of the net asset value per share of Company Common Stock (with an accrual for any dividend declared by the Company and not yet paid) (the “Closing Company Net Asset Value”); provided that the Company shall update the calculation of the Closing Company Net Asset Value in the event that the Closing is subsequently materially delayed or there is a material change to the Closing Company Net Asset Value prior to the Closing (including any dividend declared after the Determination Date but prior to Closing) and as needed to ensure the Closing Company Net Asset Value is determined within forty-eight (48) hours (excluding Sundays and holidays) prior to the Effective Time; provided further that the Company Board, including a majority of the Independent Directors of the Company Board, shall be required to approve, and the Chief Financial Officer of the Company shall certify in writing to the Acquiror, the calculation of the Closing Company Net Asset Value.

(c) In connection with preparing the calculations provided pursuant to this Section 2.4, each of the Company and the Acquiror will use the portfolio valuation methods approved by the Company Board or the Acquiror Board, as applicable, for valuing the securities and other assets of the Company or the Acquiror, as applicable, as of September 30, 2023, unless otherwise agreed by each of the Acquiror Board and the Company Board.

(d) Each of the Company and the Acquiror shall afford the other, and the other’s respective Representatives, upon reasonable request, reasonable access to the individuals who have prepared each calculation provided pursuant to this Section 2.4 and to the information, books, records, work papers and back-up materials used or useful in preparing each such calculation, including without limitation any reports prepared by valuation agents, in order to assist such party with its review of such calculation so long as such individuals remain employed by the Company Adviser or the Acquiror Adviser, as applicable, or their respective Affiliates.

2.5. Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to former stockholders of the Company as of the first anniversary of the Effective Time may be paid to the Acquiror, upon the Acquiror’s written demand to the Exchange Agent. In such event, any former stockholders of the Company who have not theretofore complied with any applicable requirements to receive cash in lieu of fractional shares of Acquiror Common Stock shall thereafter look only to the Acquiror for payment of the Merger Consideration and any unpaid dividends and other distributions on the Acquiror Common Stock deliverable in respect of the Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

2.6. No Liability. None of the Acquiror, the Company, the Surviving Company, Merger Sub, the Exchange Agent or any other Person shall be liable to any Person in respect of any shares of Acquiror Common Stock or cash held in the Exchange Fund delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any Merger Consideration or any unpaid dividends or other distributions on the Acquiror Common Stock or other entitlements in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration or unpaid dividends or other distributions or other entitlements in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Acquiror, free and clear of all claims or interest of any Person previously entitled thereto.

2.7. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Acquiror, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or the Acquiror may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to Article I or this Article II.

2.8. Withholding Rights. The Acquiror, the Exchange Agent, the Acquiror Adviser, the Payment Agent and each of their respective Affiliates and agents, as applicable, shall be entitled to deduct and withhold from amounts payable pursuant to this Agreement to any holder of Company Common Stock, Eligible Company Common Stock or Acquiror Common Stock such amounts as it determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the recipient.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except with respect to matters that have been Previously Disclosed, the Company hereby represents and warrants to the Acquiror and Merger Sub that:

3.1. Corporate Organization.

(a) The Company is a corporation duly incorporated and validly existing and in good standing under the Laws of the State of Maryland. The Company is a closed-end management investment company, duly registered under the Investment Company Act, and such registration has not been revoked or rescinded and is in full force and effect, and listed on NYSE. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(b) True, complete and correct copies of the Articles of Amendment and Restatement of the Company, as amended and supplemented (the “Company Charter”), and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by the Company.

(c) Each Consolidated Subsidiary of the Company (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

3.2. Capitalization.

(a) The authorized capital stock of the Company consists of 1,000,000,000 shares of Company Common Stock, of which 14,464,026 shares were outstanding as of the close of business on September 30, 2023 (the “Company Capitalization Date”). All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to the Company attaching to the ownership thereof. As of the date of this Agreement, no Indebtedness having the right to vote on any matters on which stockholders of the Company may vote (“Company Voting Debt”) is issued or outstanding. As of the Company Capitalization Date, except pursuant to the Company’s dividend reinvestment plan, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character (“Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any shares of Company Common Stock, Company Voting Debt or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, Company Voting Debt or other equity securities of the Company. There are no obligations of the Company or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company, Company Voting Debt or any equity security of the Company or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, Company Voting Debt or any other equity security of the Company or its Consolidated Subsidiaries or (ii) pursuant to which the Company or any of its Consolidated Subsidiaries is or could be required to register shares of the Company’s capital stock or other securities under the Securities Act. All of the outstanding shares of Company Common Stock have been issued in compliance with applicable Law in all material respects.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of the Company has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

3.3. Authority; No Violation.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Requisite Vote, to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the Company Board. The Company Board (on the recommendation of the Company Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Company and its stockholders and (B) the interests of the Company’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and other Company Matters), (iii) directed that the approval of the Company Matters be submitted to the Company’s stockholders at a duly held meeting of such stockholders (the “Company Stockholders Meeting”) and (iv) resolved to recommend that the stockholders of the Company approve the Company Matters. Except for receipt of the approval of the Company Matters by the affirmative vote of the holders of Company Common Stock entitled to cast a majority of all the votes entitled to be cast on the matters to be approved at the Company Stockholders Meeting (the “Company Requisite Vote”), the Merger and the other Transactions have been authorized by all necessary corporate action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the Acquiror, Merger Sub and the Acquiror Adviser) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Enforceability Exception”)).

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor the performance of this Agreement by the Company, will (i) violate any provision of the Company Charter or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.3(a) and Section 3.4 are duly obtained and/or made and the repayment in full of all obligations under the Company Credit Agreement pursuant to Section 7.19 and termination of the commitments thereunder, (A) violate any Law or Order applicable to the Company or any of its Consolidated Subsidiaries or (B) except as Previously Disclosed, violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Company or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

3.4. Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by the Company of the Merger and the other Transactions, except for (i) the filing with the SEC of a joint proxy statement/prospectus in definitive form relating to the Company Stockholders Meeting and the Acquiror Stockholders Meeting to be held in connection with this Agreement and the Transactions (the “Joint Proxy Statement/Prospectus”) and of a registration statement on Form N-14 or such other appropriate SEC form (the “Registration Statement”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the First Articles of Merger with and the acceptance for the record of the First Articles of Merger by the MD SDAT in respect of the Merger, (iii) the filing of the Second Articles of Merger with and the acceptance for the record of the Second Articles of Merger by the MD SDAT in respect of the Second Merger, (iv) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (v) approval of the listing on NASDAQ of the shares of Acquiror Common Stock to be issued as Merger Consideration under this Agreement and (vi) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

3.5. Reports.

(a) The Company has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file since January 1, 2021 (the “Applicable Date”) with the SEC (such filings since the Applicable Date, the “Company SEC Reports”), except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries taken as a whole. To the Company’s knowledge, no Company SEC Report, at the time filed or furnished with the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. To the Company’s knowledge, all Company SEC Reports, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of the Company is required to make any filing with the SEC.

(b) Neither the Company nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to the Company’s knowledge that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of the Company or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated companies or their Consolidated Subsidiaries, nor has the Company or any of its Consolidated Subsidiaries been advised in writing or, to the knowledge of the Company, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

(c) The Company has made available to the Acquiror all material correspondence with the SEC since the Applicable Date and, as of the date of this Agreement, to the knowledge of the Company (i) there are no unresolved comments from the SEC with respect to the Company SEC Reports or any SEC examination of the Company and (ii) none of the Company SEC Reports is subject to any ongoing review by the SEC.

3.6. Company Financial Statements.

(a) The financial statements, including the related consolidated schedules of investments, of the Company and its Consolidated Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in net assets and consolidated financial position of the Company and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) to the Company’s knowledge, have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Deloitte & Touche LLP (“Deloitte”) has not resigned, threatened resignation or been dismissed as the Company’s independent public accountant as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (A) liabilities reflected or reserved against on the consolidated unaudited balance sheet of the Company as of June 30, 2023 included in the unaudited financial statements set forth in the Company’s Certified Shareholder Report on Form N-CSRS for the reporting period ended June 30, 2023 (the “Company Balance Sheet”), (B)

liabilities incurred in the ordinary course of business since June 30, 2023, (C) liabilities incurred in connection with this Agreement and the Transactions, (D) liabilities otherwise disclosed in the Company SEC Reports and (E) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, neither the Company nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the Company Balance Sheet in accordance with GAAP.

(c) Neither the Company nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act).

(d) Since the Applicable Date, (i) neither the Company nor any of its Consolidated Subsidiaries nor, to the knowledge of the Company, any director, officer, auditor, accountant or Representative of the Company or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing the Company or any of its Consolidated Subsidiaries, whether or not employed by the Company or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities laws, breach of duty or similar violation by the Company or any of its directors, officers or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(e) To the Company’s knowledge, since the Applicable Date, Deloitte, which has expressed its opinion with respect to the financial statements of the Company and its Consolidated Subsidiaries included in the Company SEC Reports (including the related notes), has been (i) “independent” with respect to the Company and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(f) The principal executive officer and principal financial officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC (collectively, the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct, and the Company is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

(g) The Company has in all material respects:

(i) designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to allow the Company’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii) designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) the Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting for the fiscal year ended December 31, 2022 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022; and

(iii) (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Company Board (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of the Company’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for the Company’s auditors any material weaknesses in internal controls.

(h) The fair market value of the Company’s investments as of September 30, 2023 (i) was determined in accordance with Accounting Standards Codification, “Fair Value Measurements and Disclosures (Topic 820)”, issued by the Financial Accounting Standards Board (“ASC Topic 820”) and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, in accordance with Rule 2a-5 under the Investment Company Act.

(i) To the Company’s knowledge, there is no fraud or suspected fraud affecting the Company involving management of the Company who have significant roles in the Company’s internal control over financial reporting.

3.7. Broker’s Fees. Neither the Company nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions, other than to Keefe, Bruyette & Woods, Inc. pursuant to an engagement letter, a true, complete and correct copy of which has been previously delivered to the Acquiror.

3.8. Absence of Changes or Events. Since the Company’s last Certified Shareholder Report on Form N-CSRS, (i) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the business of the Company and its Consolidated Subsidiaries has been conducted in the ordinary course of business, (ii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company and (iii) there has not been any material action that, if it had been taken after the date hereof, would have required the consent of the Acquiror under Sections 6.1 or 6.2.

3.9. Compliance with Applicable Law; Permits.

(a) Each of the Company and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company. The Company has not received any written or, to the Company’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole. The Company has operated in compliance with all listing standards of NYSE since the Applicable Date other than as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

(b) The Company is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or the reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(c) The Company has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a- 1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for the Company, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Company Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

(d) Each of the Company and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit the Company and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole. The Company has not received any written or, to the Company’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

(e) No “affiliated person” (as defined under the Investment Company Act) of the Company has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the knowledge of the Company, threatened that would result in any such disqualification.

(f) The minute books and other similar records of the Company maintained since the Applicable Date contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of the Company, the Company Board and any committees of the Company Board.

3.10. Company Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of the Company or stockholders of the Acquiror or at the time of the Company Stockholders Meeting or the Acquiror Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied by the Acquiror, Merger Sub or the Acquiror Adviser for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

3.11. Taxes and Tax Returns.

(a) The Company and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as arising, or required to be shown thereon, and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. No material Tax Return of the Company or any Consolidated Subsidiary has been examined by the Internal Revenue Service (the “IRS”) or other relevant taxing authority. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon the Company or any of its Consolidated Subsidiaries for which the Company does not have reserves that are adequate under GAAP. Neither the Company nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Consolidated Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither the Company nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither the Company nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by the Company or any of its Consolidated Subsidiaries. Neither the Company nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). If the Company or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(b) The Company made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”). The Company has qualified as a RIC at all times since the beginning of its first taxable year ended December 31, 2013 and expects to continue to so qualify through the Effective Time. No challenge to the Company’s status as a RIC is pending or has been threatened orally or in writing. For each taxable year of the Company ending on or before the Effective Time, the Company has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code (assuming for these purposes that any Tax Dividend declared by the Company after the date of this Agreement has been timely paid).

(c) Prior to the Closing Date, the Company shall have declared and paid a Tax Dividend with respect to all taxable years ended prior to the Effective Time. Prior to the Closing Date, the Company shall have declared a Tax Dividend with respect to the final taxable year ending with its complete liquidation.

(d) The Company and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(e) The Company is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f) The Company has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(g) The Company Previously Disclosed each asset the disposition of which would be subject to the rules similar to Section 1374 of the Code as prescribed in IRS Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-7 and the amount of “net unrealized built-in gain” (within the meaning of Section 1374(d) of the Code) on each such asset. Other than as Previously Disclosed, the Company is not now and will not be subject to corporate-level income taxation on the sale, transfer or other disposition of its assets currently held as a result of the application of Section 337(d) of the Code or the Treasury Regulations promulgated thereunder.

(h) No claim has been made in writing by a taxing authority in a jurisdiction where the Company or any of its Consolidated Subsidiaries does not file Tax Returns that the Company or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(i) Neither the Company nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.

(j) Neither the Company nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(k) Neither the Company nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than the Company and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(l) Neither the Company nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Consolidated Subsidiaries).

(m) There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Consolidated Subsidiaries.

3.12. Litigation. There are no material Proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Consolidated Subsidiaries. There is no Order binding upon the Company or any of its Consolidated Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

3.13. Employee Matters. Neither the Company nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, profit sharing, fringe benefit, health, medical or other similar plan, program or agreement (collectively, “Employee Benefit Plans”).

3.14. Certain Contracts.

(a) The Company has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to the Acquiror of, all Contracts (collectively, the “Company Material Contracts”) to which, as of the date hereof, the Company or any of its Consolidated Subsidiaries is a party, or by which the Company or any of its Consolidated Subsidiaries may be bound, or, to the knowledge of the Company, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:

(i) any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;

(ii) any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of the Company or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $5,000,000 is outstanding or may be incurred, or any guarantee by the Company or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $5,000,000;

(iii) any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of the Company and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that the Company and its Consolidated Subsidiaries conducts or may conduct; or

(iv) any Contract that obligates the Company or any of its Consolidated Subsidiaries to conduct any business that is material to the Company and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party, or upon consummation of the Mergers, will obligate the Acquiror, the Surviving Company or any of their Consolidated Subsidiaries to conduct business with any third-party on an exclusive basis.

(b) Each Company Material Contract is (x) valid and binding on the Company or its applicable Consolidated Subsidiary and, to the Company’s knowledge, each other party thereto, (y) enforceable against the Company or its applicable Consolidated Subsidiary in accordance with its terms (subject to the Enforceability Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole. The Company Advisory Agreement has been approved by the Company Board and stockholders of the Company in accordance with Section 15 of the Investment Company Act. Neither the Company nor any of its Consolidated Subsidiaries nor, to the Company’s knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company. No Company Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole. No event has occurred with respect to the Company or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any Company Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

3.15. Insurance Coverage. All material insurance policies maintained by the Company or any of its Consolidated Subsidiaries and that name the Company or any of its Consolidated Subsidiaries as an insured (each, a “Company Insurance Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each Company Insurance Policy have been paid. Neither the Company nor any of its Consolidated Subsidiaries has received written notice of cancellation of any Company Insurance Policy.

3.16. Intellectual Property. The Company and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all patents, patent applications, patent rights, trademarks, trademark applications, trademark rights, trade names, trade name rights, service marks, service mark applications, service mark rights, copyrights, computer programs and other proprietary intellectual property rights (collectively, “Intellectual Property Rights”) that are material to the conduct of the business of the Company and its Consolidated Subsidiaries taken as a whole (hereinafter, “Company Intellectual Property Rights”), except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company. No claims are pending for which the Company has received written notice or, to the knowledge of the Company, threatened (i) that the Company or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any Company Intellectual Property Right is invalid or unenforceable. To the knowledge of the Company, no Person is infringing, misappropriating or using without authorization the rights of the Company or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Consolidated Subsidiaries, taken as a whole.

3.17. Real Property. Neither the Company nor any of its Consolidated Subsidiaries owns or leases any real property.

3.18. Investment Assets. Each of the Company and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of the Company or its Consolidated Subsidiaries pursuant to credit agreements that have been Previously Disclosed and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business.

3.19. State Takeover Laws. The Company Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. Moreover, the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger, and no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover statutes or regulations enacted under state or federal Laws in the United States (any such Laws, “Takeover Statutes”) are applicable to this Agreement, the Mergers or the other Transactions.

3.20. Appraisal Rights. In accordance with Section 3-202 of the MGCL and the Company Charter, no dissenters’ rights, appraisal rights or rights of an objecting stockholder shall be available to holders of Company Common Stock in connection with the Transactions.

3.21. Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board and the Company Special Committee have received the opinion of Keefe, Bruyette & Woods, Inc., financial advisor to the Company Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration (disregarding cash for fractional shares) and the per share cash amount of the Company Stockholders Payment, taken together, was fair, from a financial point of view, to the holders of Company Common Stock.

3.22. Chapter 11. Neither the Company nor any of its Consolidated Subsidiaries is under the jurisdiction of a court in a “title 11 or similar case” (as defined in Section 368(a)(3)(A) of the Code).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR AND MERGER SUB

Except with respect to matters that have been Previously Disclosed, the Acquiror and Merger Sub hereby jointly and severally represent and warrant to the Company that:

4.1. Corporate Organization.

(a) The Acquiror is a corporation duly incorporated and validly existing under the Laws of the State of Maryland and in good standing with the MD SDAT, and Merger Sub is a corporation duly incorporated and validly existing under the Laws of the State of Maryland and in good standing with the MD SDAT. The Acquiror has previously elected to be regulated as a BDC, as defined in Section 2(a)(48) of the Investment Company Act, and is listed on NASDAQ. Each of the Acquiror and Merger Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror. The Acquiror has duly elected to be regulated as a BDC, and such election has not been revoked or withdrawn and is in full force and effect.

(b) True, complete and correct copies of the Articles of Amendment and Restatement of the Acquiror, as amended, supplemented and restated (the “Acquiror Charter”), and the Amended and Restated Bylaws of the Acquiror (the “Acquiror Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by the Acquiror.

(c) Each Consolidated Subsidiary of the Acquiror (i) is duly incorporated or duly formed, as applicable to each such Consolidated Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, as applicable, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business as a foreign corporation or other business entity in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, other than in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror.

4.2. Capitalization.

(a) The authorized capital stock of the Acquiror consists of 130,000,000 shares of Acquiror Common Stock, of which 65,253,275 shares were outstanding as of the close of business on September 30, 2023 (the “Acquiror Capitalization Date”). All of the issued and outstanding shares of Acquiror Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to the Acquiror attaching to the ownership thereof. All of the shares of Acquiror Common Stock constituting the Merger Consideration will be, when issued pursuant to the terms of the Merger, duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability with respect to the Acquiror attaching to the ownership thereof. As of the date of this Agreement, no Indebtedness having the right to vote on any matters on which stockholders of the Acquiror may vote (“Acquiror Voting Debt”) is issued or outstanding. As of the Acquiror Capitalization Date, except pursuant to the Acquiror’s dividend reinvestment plan, the Acquiror does not have and is not bound by any Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of Acquiror Common Stock, Acquiror Voting Debt or any other equity securities of the Acquiror or any securities representing the right to purchase or otherwise receive any shares of Acquiror Common Stock, Acquiror Voting Debt or other equity securities of the Acquiror. There are no obligations of the Acquiror or any of its Consolidated Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of the Acquiror, Acquiror Voting Debt or any equity security of the Acquiror or its Consolidated Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock, Acquiror Voting Debt or any other equity security of the Acquiror or its Consolidated Subsidiaries or (ii) pursuant to which the Acquiror or any of its Consolidated Subsidiaries is or could be required to register shares of the Acquiror’s capital stock or other securities under the Securities Act. All of the outstanding shares of Acquiror Common Stock have been issued in compliance with applicable Law in all material respects.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Consolidated Subsidiary of the Acquiror are owned by the Acquiror, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (in respect of corporate entities) and free of preemptive rights. No Consolidated Subsidiary of the Acquiror has or is bound by any outstanding Rights calling for the purchase or issuance of, or the payment of any amount based on, any shares of capital stock or any other equity security of such Consolidated Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Consolidated Subsidiary.

4.3. Authority; No Violation.

(a) The Acquiror has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Acquiror Requisite Vote, consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the Acquiror Board. Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly approved by the board of directors of Merger Sub. The Acquiror Board (on the recommendation of the Acquiror Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Acquiror and its stockholders and (B) the interests of the Acquiror’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and the Acquiror Matters), (iii) directed that the approval of the Acquiror Matters be submitted to the Acquiror’s stockholders at a duly held meeting of such stockholders (the “Acquiror Stockholders Meeting”) and (iv) resolved to recommend that the stockholders of the Acquiror approve the Acquiror Matters. The board of directors of Merger Sub has unanimously determined that this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of Merger Sub and its sole stockholder; approved, adopted and declared advisable this Agreement and the Transactions (including the Merger); and resolved to recommend the approval of the Transactions (including the Merger) by the Acquiror, in the Acquiror’s capacity as the sole stockholder of Merger Sub. Except for receipt of the approval of the Acquiror Matters by at least a majority of the total votes cast by the holders of Acquiror Common Stock at the Acquiror Stockholders Meeting (the “Acquiror Requisite Vote”), and the approval of the Transactions by the Acquiror, as the sole stockholder of Merger Sub (which approval shall occur promptly following the execution of this Agreement), the Mergers and the other Transactions have been authorized by all necessary corporate action on the part of the Acquiror and Merger Sub. This Agreement has been duly and validly executed and delivered by the Acquiror and Merger Sub and (assuming due authorization, execution and delivery by the Company and the Acquiror Adviser) this Agreement constitutes the valid and binding obligation of each of the Acquiror and Merger Sub, enforceable against each of the Acquiror and Merger Sub in accordance with its terms (except as may be limited by the Enforceability Exception).

(b) Neither the execution and delivery of this Agreement by the Acquiror and Merger Sub, nor the consummation by the Acquiror or Merger Sub of the Transactions, nor the performance of this Agreement by the Acquiror and Merger Sub, will (i) violate any provision of the Acquiror Charter, the Acquiror Bylaws or the articles of incorporation or bylaws of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 4.3(a) and Section 4.4 are duly obtained and/or made, (A) violate any Law or Order applicable to the Acquiror or any of its Consolidated Subsidiaries or (B) except as Previously Disclosed, violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of the Acquiror or any of its Consolidated Subsidiaries under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Acquiror or any of its Consolidated Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

4.4. Governmental Consents. No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation by the Acquiror or Merger Sub of the Merger and the other Transactions, except for (i) the filing with the SEC of the Joint Proxy Statement/Prospectus and the Registration Statement in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Registration Statement by the SEC, (ii) the filing of the First Articles of Merger with and the acceptance for the record of the First Articles of Merger by the MD SDAT in respect of the Merger, (iii) the filing of the Second Articles of Merger with and the acceptance for the record of the Second Articles of Merger by the MD SDAT in respect of the Second Merger, (iv) any notices or filings under the HSR Act, (v) approval of the listing on NASDAQ of the shares of Acquiror Common Stock to be issued as Merger Consideration under this Agreement, (vi) the reporting of this Agreement on a Current Report on Form 8-K and (vii) any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror.

4.5. Reports.

(a) The Acquiror has timely filed or furnished all forms, statements, certifications, reports and documents that it was required to file since the Applicable Date with the SEC (such filings since the Applicable Date, the “Acquiror SEC Reports”), except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries taken as a whole. To the Acquiror’s knowledge, no Acquiror SEC Report, at the time filed or furnished with the SEC, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading. To the Acquiror’s knowledge, all Acquiror SEC Reports, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Consolidated Subsidiaries of the Acquiror is required to make any filing with the SEC.

(b) Neither the Acquiror nor any of its Consolidated Subsidiaries is subject to any cease-and-desist or other Order or enforcement action issued by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, any Governmental Entity that currently restricts in any material respect the conduct of its business (or to the Acquiror’s knowledge that, upon consummation of the Mergers, would restrict in any material respect the conduct of the business of the Acquiror or any of its Consolidated Subsidiaries), or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Consolidated Subsidiaries, nor has the Acquiror or any of its Consolidated Subsidiaries been advised in writing or, to the knowledge of the Acquiror, verbally, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any of the foregoing.

(c) The Acquiror has made available to the Company all material correspondence with the SEC since the Applicable Date and, as of the date of this Agreement, to the knowledge of the Acquiror, (i) there are no unresolved comments from the SEC with respect to the Acquiror SEC Reports or any SEC examination of the Acquiror and (ii) none of the Acquiror SEC Reports is subject to any ongoing review by the SEC.

4.6. Acquiror Financial Statements.

(a) The financial statements, including the related consolidated schedules of investments, of the Acquiror and its Consolidated Subsidiaries included (or incorporated by reference) in the Acquiror SEC Reports (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in net assets and consolidated financial position of the Acquiror and its Consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (except that unaudited statements may not contain notes and are subject to recurring year-end audit adjustments normal in nature and amount), (ii) to the Acquiror’s knowledge, have complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iii) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Deloitte has not resigned, threatened resignation or been dismissed as the Acquiror’s independent public accountant as a result of or in connection with any disagreements with the Acquiror on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except for (A) liabilities reflected or reserved against on the consolidated unaudited balance sheet of the Acquiror as of September 30, 2023 included in the unaudited financial statements set forth in the Acquiror’s quarterly report on Form 10-Q for the quarter ended September 30, 2023 (the “Acquiror Balance Sheet”), (B) liabilities incurred in the ordinary course of business since September 30, 2023, (C) liabilities incurred in connection with this Agreement and the Transactions, (D) liabilities otherwise disclosed in the Acquiror SEC Reports and (E) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror, neither the Acquiror nor any of its Consolidated Subsidiaries has any liabilities that would be required to be reflected or reserved against in the Acquiror Balance Sheet in accordance with GAAP.

(c) Neither the Acquiror nor any of its Consolidated Subsidiaries is a party to or has any commitment to become a party to any off-balance sheet joint venture, partnership or similar contract with any unconsolidated Affiliate or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act).

(d) Since the Applicable Date, (i) neither the Acquiror nor any of its Consolidated Subsidiaries nor, to the knowledge of the Acquiror, any director, officer, auditor, accountant or Representative of the Acquiror or any of its Consolidated Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquiror or any of its Consolidated Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Acquiror or any of its Consolidated Subsidiaries has engaged in questionable or illegal accounting or auditing practices or maintains inadequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act), and (ii) no attorney representing the Acquiror or any of its Consolidated Subsidiaries, whether or not employed by the Acquiror or any of its Consolidated Subsidiaries, has reported evidence of a material violation of securities laws, breach of duty or similar violation by the Acquiror or any of its directors, officers or agents to the Acquiror Board or any committee thereof or to any director or officer of the Acquiror.

(e) To the Acquiror’s knowledge, since the Applicable Date, Deloitte, which has expressed its opinion with respect to the financial statements of the Acquiror and its Consolidated Subsidiaries included in the Acquiror SEC Reports (including the related notes), has been (i) “independent” with respect to the Acquiror and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(f) To the Acquiror’s knowledge, since the Applicable Date, PricewaterhouseCoopers LLP, which has expressed its opinion with respect to the financial statements of the Acquiror and its Consolidated Subsidiaries included in the Acquiror SEC Reports (including the related notes), has been (i) “independent” with respect to the Acquiror and its Consolidated Subsidiaries within the meaning of Regulation S-X, and (ii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board.

(g) The principal executive officer and principal financial officer of the Acquiror have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and the Acquiror is otherwise in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act.

(h) The Acquiror has in all material respects:

(i) designed and maintained a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) to ensure that all information (both financial and non-financial) required to be disclosed by the Acquiror in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Acquiror’s management as appropriate to allow timely decisions regarding required disclosure and to allow the Acquiror’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports;

(ii) designed and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization, (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (E) the Acquiror’s management, with the participation of the Acquiror’s principal executive and financial officers, has completed an assessment of the effectiveness of the Acquiror’s internal controls over financial reporting for the fiscal year ended December 31, 2022 in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, and such assessment concluded that the Acquiror maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, using the framework specified in the Acquiror’s Annual Report on Form 10-KT for the nine months ended December 31, 2022; and

(iii) (A) disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Acquiror Board (1) any significant deficiencies or material weaknesses (as defined in the relevant Statement of Auditing Standards) in the design or operation of the Acquiror’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (2) any fraud, whether or not material, that involves management or other individuals who have a significant role in its internal controls over financial reporting and (B) identified for the Acquiror’s auditors any material weaknesses in internal controls.

(i) The fair market value of the Acquiror’s investments as of September 30, 2023 (i) was determined in accordance with ASC Topic 820 and (ii) reflects a reasonable estimate of the fair value of such investments as determined in good faith, in accordance with Rule 2a-5 under the Investment Company Act.

(j) To the Acquiror’s knowledge, there is no fraud or suspected fraud affecting the Acquiror involving management of the Acquiror who have significant roles in the Acquiror’s internal control over financial reporting.

4.7. Broker’s Fees. Neither the Acquiror nor any of its Consolidated Subsidiaries nor any of their respective directors, officers or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other Transactions, other than to Lazard Frères & Co. LLC pursuant to an engagement letter, a true, complete and correct copy of which has been previously delivered to the Company.

4.8. Absence of Changes or Events. Since the Acquiror’s last quarterly report on Form 10-Q, (i) except as expressly permitted or required by or in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the business of the Acquiror and its Consolidated Subsidiaries has been conducted in the ordinary course of business, (ii) there has not been any Effect that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror and (iii) there has not been any material action that, if it had been taken after the date hereof, would have required the consent of the Company under Sections 6.1 or 6.3.

4.9. Compliance with Applicable Law; Permits.

(a) Each of the Acquiror and each of its Consolidated Subsidiaries is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror. The Acquiror has not received any written or, to the Acquiror’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole. The Acquiror has operated in compliance with all listing standards of NASDAQ since the Applicable Date other than as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

(b) The Acquiror is in compliance, and since the Applicable Date, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror.

(c) The Acquiror has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for the Acquiror, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Acquiror Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

(d) Each of the Acquiror and each of its Consolidated Subsidiaries holds and is in compliance with all Permits required in order to permit the Acquiror and each of its Consolidated Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole. The Acquiror has not received any written or, to the Acquiror’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

(e) No “affiliated person” (as defined under the Investment Company Act) of the Acquiror has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the knowledge of the Acquiror, threatened that would result in any such disqualification.

(f) The minute books and other similar records of the Acquiror maintained since the Applicable Date contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of the Acquiror, the Acquiror Board and any committees of the Acquiror Board.

4.10. Acquiror Information. None of the information supplied or to be supplied by the Acquiror for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of the Company or stockholders of the Acquiror or at the time of the Company Stockholders Meeting or the Acquiror Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by the Acquiror with respect to information supplied by the Company or the Acquiror Adviser for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

4.11. Taxes and Tax Returns.

(a) The Acquiror and each of its Consolidated Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by it on or prior to the date of this Agreement (all such Tax Returns being accurate and complete in all material respects), has paid all material Taxes shown thereon as arising, or required to be shown thereon, and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. No material Tax Return of the Acquiror or any Consolidated Subsidiary has been examined by the IRS or other relevant taxing authority. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon the Acquiror or any of its Consolidated Subsidiaries for which the Acquiror does not have reserves that are adequate under GAAP. Neither the Acquiror nor any of its Consolidated Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Acquiror and its Consolidated Subsidiaries). Within the past five years (or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part), neither the Acquiror nor any of its Consolidated Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code and to which Section 355 of the Code (or so much of Section 356 of the Code, as it relates to Section 355 of the Code) applied or was intended to apply. Neither the Acquiror nor any of its Consolidated Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by the Acquiror or any of its Consolidated Subsidiaries. Neither the Acquiror nor any of its Consolidated Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2). If the Acquiror or any of its Consolidated Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Tax regulations.

(b) The Acquiror made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. The Acquiror has qualified as a RIC at all times since the beginning of its first taxable year ended December 31, 2004 and expects to continue to so qualify through the Second Effective Time. No challenge to the Acquiror’s status as a RIC is pending or has been threatened orally or in writing. For each taxable year of the Acquiror ending on or before the Second Effective Time, the Acquiror has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code.

(c) Merger Sub is a newly formed entity created for the purpose of undertaking the Merger and is wholly owned directly by the Acquiror. Prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

(d) The Acquiror and its Consolidated Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law, in all material respects, withheld from and paid over all amounts required to be so withheld and paid over under applicable Laws.

(e) The Acquiror is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f) The Acquiror has no “earnings and profits” for U.S. federal income Tax purposes described in Section 852(a)(2)(B) of the Code.

(g) The Acquiror Previously Disclosed each asset the disposition of which would be subject to rules similar to Section 1374 of the Code as prescribed in IRS Notice 88-19, 1988-1 C.B. 486, or Treasury Regulation Section 1.337(d)-7 and the amount of “net unrealized built-in gain” (within the meaning of Section 1374(d) of the Code) on each such asset. Other than as Previously Disclosed, the Acquiror is not now and will not be subject to corporate-level income taxation on the sale, transfer or other disposition of its assets currently held as a result of the application of Section 337(d) of the Code or the Treasury Regulations promulgated thereunder.

(h) No claim has been made in writing by a taxing authority in a jurisdiction where the Acquiror or any of its Consolidated Subsidiaries does not file Tax Returns that the Acquiror or any such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction, and which, if upheld, would reasonably result in a material Tax liability.

(i) Neither the Acquiror nor any of its Consolidated Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States.

(j) Neither the Acquiror nor any of its Consolidated Subsidiaries has requested a private letter ruling from the IRS or comparable rulings from other taxing authorities.

(k) Neither the Acquiror nor any of its Consolidated Subsidiaries has any liability for the Taxes of another Person other than the Acquiror and its Consolidated Subsidiaries under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or payable pursuant to a contractual obligation.

(l) Neither the Acquiror nor any of its Consolidated Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Acquiror or any of its Consolidated Subsidiaries).

(m) There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Acquiror or any of its Consolidated Subsidiaries.

4.12. Litigation. There are no material Proceedings pending or, to the Acquiror’s knowledge, threatened against the Acquiror or any of its Consolidated Subsidiaries. There is no Order binding upon the Acquiror or any of its Consolidated Subsidiaries other than such Orders as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

4.13. Employee Matters. Neither the Acquiror nor any of its Consolidated Subsidiaries has (i) any employees or (ii) any Employee Benefit Plans.

4.14. Certain Contracts.

(a) The Acquiror has Previously Disclosed a complete and accurate list of, and true and complete copies have been delivered or made available (including via EDGAR) to the Company of, all Contracts (collectively, the “Acquiror Material Contracts”) to which, as of the date hereof, the Acquiror or any of its Consolidated Subsidiaries is a party, or by which the Acquiror or any of its Consolidated Subsidiaries may be bound, or, to the knowledge of the Acquiror, to which it or any of its Consolidated Subsidiaries or their respective assets or properties may be subject, with respect to:

(i) any Contract that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;

(ii) any loans or credit agreements, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of the Acquiror or any of its Consolidated Subsidiaries in an aggregate principal amount in excess of $5,000,000 is outstanding or may be incurred, or any guarantee by the Acquiror or any of its Consolidated Subsidiaries of any Indebtedness in an aggregate principal amount in excess of $5,000,000;

(iii) any non-competition or non-solicitation Contract or any other Contract that limits, purports to limit, or would reasonably be expected to limit in each case in any material respect the manner in which, or the localities in which, any material business of the Acquiror and its Consolidated Subsidiaries, taken as a whole, is or could be conducted or the types of business that the Acquiror and its Consolidated Subsidiaries conducts or may conduct; or

(iv) any Contract that obligates the Acquiror or any of its Consolidated Subsidiaries to conduct any business that is material to the Acquiror and its Consolidated Subsidiaries, taken as a whole, on an exclusive basis with any third party.

(b) Each Acquiror Material Contract is (x) valid and binding on the Acquiror or its applicable Consolidated Subsidiary and, to the Acquiror’s knowledge, each other party thereto, (y) enforceable against the Acquiror or its applicable Consolidated Subsidiary in accordance with its terms (subject to the Enforceability Exception), and (z) is in full force and effect other than in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole. The investment advisory agreement between the Acquiror and the Acquiror Adviser in effect as of the date of this Agreement has been approved by the Acquiror Board and stockholders of the Acquiror in accordance with Section 15 of the Investment Company Act. Neither the Acquiror nor any of its Consolidated Subsidiaries nor, to the Acquiror’s knowledge, any other party thereto, is in material breach of any provisions of or in default (or, with the giving of notice or lapse of time or both, would be in default) under, and has not taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Acquiror Material Contract other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror. No Acquiror Material Contract has been amended, modified or supplemented other than as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole. No event has occurred with respect to the Acquiror or any of its Consolidated Subsidiaries that, with or without the giving of notice, the lapse of time or both, would constitute a breach or default under any Acquiror Material Contract other than as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

4.15. Insurance Coverage. All material insurance policies maintained by the Acquiror or any of its Consolidated Subsidiaries and that name the Acquiror or any of its Consolidated Subsidiaries as an insured (each, an “Acquiror Insurance Policy”), including the fidelity bond required by the Investment Company Act, are in full force and effect and all premiums due and payable with respect to each Acquiror Insurance Policy have been paid. Neither the Acquiror nor any of its Consolidated Subsidiaries has received written notice of cancellation of any Acquiror Insurance Policy.

4.16. Intellectual Property. The Acquiror and its Consolidated Subsidiaries own, possess or have a valid license or other adequate rights to use all Intellectual Property Rights that are material to the conduct of the business of the Acquiror and its Consolidated Subsidiaries taken as a whole (hereinafter, “Acquiror Intellectual Property Rights”), except where the failure to own, possess or have adequate rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror. No claims are pending for which the Acquiror has received written notice or, to the knowledge of the Acquiror, threatened (i) that the Acquiror or any of its Consolidated Subsidiaries is infringing or otherwise violating the rights of any Person with regard to any Intellectual Property Right, or (ii) that any Acquiror Intellectual Property Right is invalid or unenforceable. To the knowledge of the Acquiror, no Person is infringing, misappropriating or using without authorization the rights of the Acquiror or any of its Consolidated Subsidiaries with respect to any Intellectual Property Right, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

4.17. Real Property. Neither the Acquiror nor any of its Consolidated Subsidiaries owns or leases any real property.

4.18. Investment Assets. Each of the Acquiror and its Consolidated Subsidiaries has good title to all securities, Indebtedness and other financial instruments owned by it, free and clear of any material Liens, except to the extent such securities, Indebtedness or other financial instruments, as applicable, are pledged to secure obligations of the Acquiror or its Consolidated Subsidiaries pursuant to credit agreements that have been Previously Disclosed and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business. As of September 30, 2023, the value of investments owned by the Acquiror that are “qualifying investments” for purposes of Section 55(a) of the Investment Company Act was greater than 70% of the value of the Acquiror’s total assets (other than assets described in Section 55(a)(7) of the Investment Company Act). Neither the Acquiror nor any of its Consolidated Subsidiaries owns, or has owned since its inception, any Company Common Stock.

4.19. State Takeover Laws. The Acquiror Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. Moreover, the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger, and no other Takeover Statutes are applicable to this Agreement, the Mergers or the other Transactions.

4.20. Opinion of Financial Advisor. Prior to the execution of this Agreement, the Acquiror Special Committee has received the opinion of Lazard Frères & Co. LLC, financial advisor to the Acquiror Special Committee (the “Lazard Opinion”), to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the September Exchange Ratio (as defined in the Lazard Opinion) is fair, from a financial point of view, to the Acquiror.

4.21. Chapter 11. Neither the Acquiror nor any of its Consolidated Subsidiaries is under the jurisdiction of a court in a “title 11 or similar case” (as defined in Section 368(a)(3)(A) of the Code).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR ADVISER

Except with respect to matters Previously Disclosed, the Acquiror Adviser hereby represents and warrants to the Company that:

5.1. Organization. The Acquiror Adviser is a limited partnership organized and validly existing under the Laws of the State of Delaware and in good standing with the Secretary of State of the State of Delaware. The Acquiror Adviser has the requisite limited partnership power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business as a foreign limited partnership in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

5.2. Authority; No Violation.

(a) The Acquiror Adviser has all requisite limited partnership power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement has been duly and validly approved by the general partner of the Acquiror Adviser. This Agreement has been duly and validly executed and delivered by the Acquiror Adviser and (assuming due authorization, execution and delivery by the Company, the Acquiror and Merger Sub) this Agreement constitutes the valid and binding obligation of the Acquiror Adviser, enforceable against the Acquiror Adviser in accordance with its terms (except as may be limited by the Enforceability Exception).

(b) Neither the execution and delivery of this Agreement by the Acquiror Adviser, nor the consummation of the Transactions, nor the performance of this Agreement by the Acquiror Adviser, will (i) violate any provision of the certificate of partnership of the Acquiror Adviser or the limited partnership agreement of the Acquiror Adviser or (ii) (A) violate any Law or Order applicable to the Acquiror Adviser or (B) except as set forth in any Contract that was Previously Disclosed, violate, conflict with, result in a breach of or the loss of any benefit under, constitute a default (or an event that, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, require the consent, approval or authorization of, or notice to or filing with any third-party with respect to, or result in the creation of any Lien upon any of the respective properties or assets of the Acquiror Adviser under, any of the terms, conditions or provisions of any Permit, Contract or other obligation to which the Acquiror Adviser is a party or by which its properties or assets is bound except, with respect to clause (ii)(B), any such violation, conflict, breach, loss, default, termination, cancellation, acceleration, consent, approval or creation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

(c) No consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the execution, delivery or performance of this Agreement by the Acquiror Adviser, except for any such consents, approvals, filings or registrations that the failure to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

5.3. Compliance with Applicable Law; Permits.

(a) The Acquiror Adviser is, and at all times since it became the investment adviser to the Acquiror has been, duly registered as an investment adviser under the Investment Advisers Act.

(b) The Acquiror Adviser is in compliance, and has been operated in compliance, in all material respects, with all applicable Laws other than as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser. The Acquiror Adviser has not received any written or, to the Acquiror Adviser’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

(c) The Acquiror Adviser holds and is in compliance with all Permits required in order to permit the Acquiror Adviser to own or lease its properties and assets and to conduct its business under and pursuant to all applicable Law as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser. The Acquiror Adviser has not received any written or, to the Acquiror Adviser’s knowledge, oral notification from a Governmental Entity of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

(d) The Acquiror Adviser has implemented written policies and procedures as required by Rule 206(4)-7 under the Investment Advisers Act and, during the period prior to the date of this Agreement that the Acquiror Adviser has been the investment adviser to the Acquiror, the Acquiror Adviser has been in compliance with such policies and procedures, except where the failures to adopt such policies and procedures or to be in compliance would not, individually or in the aggregate, be material to the Acquiror and its Consolidated Subsidiaries, taken as a whole.

(e) During the period prior to the date of this Agreement that it has been the investment adviser to the Acquiror, there has been no material adverse change in the operations, affairs or regulatory status of the Acquiror Adviser.

5.4. Litigation. There are no Proceedings pending or, to the Acquiror Adviser’s knowledge, threatened against the Acquiror Adviser, except as would not reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser. There is no Order binding upon the Acquiror Adviser other than such Orders as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Acquiror Adviser.

5.5. Acquiror Adviser Information. None of the information supplied or to be supplied by the Acquiror Adviser for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at any time the Registration Statement is amended or supplemented or at the time the Registration Statement becomes effective under the Securities Act, or (ii) the Joint Proxy Statement/Prospectus will, at the date the Joint Proxy Statement/Prospectus or any amendment or supplement is first mailed to stockholders of the Company or stockholders of the Acquiror or at the time of the Company Stockholders Meeting or the Acquiror Stockholders Meeting, in each case, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, and in the case of the Joint Proxy Statement/Prospectus in light of the circumstances in which they are made, not misleading, except that no representation or warranty is made by the Acquiror Adviser with respect to information supplied by the Company, the Acquiror or Merger Sub for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus.

5.6. Financial Resources. The Acquiror Adviser has the financial resources available to it necessary for the performance of its services and obligations as contemplated in the Registration Statement and the Joint Proxy Statement/Prospectus and under this Agreement, including, without limitation, with respect to the payment of the Company Stockholders Payment pursuant to Section 7.17.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1. Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law, as expressly permitted by this Agreement or with the prior written consent of the Acquiror (with respect to the Company) and the Company (with respect to the Acquiror), which prior written consent shall not be unreasonably delayed, conditioned or withheld, each of the Company and the Acquiror shall, and shall cause each of its respective Consolidated Subsidiaries to, (a) conduct its business in the ordinary course of business and consistent with past practice and each of the Company’s and the Acquiror’s investment objectives and policies as publicly disclosed, respectively, and (b) use reasonable best efforts to maintain and preserve intact its business organization and existing business relationships.

6.2. Company Forbearances. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law, as expressly permitted by this Agreement or as Previously Disclosed, and acting in a manner consistent with Section 6.1(a), the Company shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the Acquiror (which prior written consent shall not be unreasonably delayed, conditioned or withheld):

(a) other than pursuant to the Company’s dividend reinvestment plan as in effect as of the date of this Agreement, issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any Company Voting Debt or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities;

(b) (i) make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular monthly cash distributions payable on a monthly basis, consistent with past practices and the Company’s investment objectives and policies as publicly disclosed, (B) a Tax Dividend or (C) dividends payable by any direct or indirect wholly owned Consolidated Subsidiary of the Company to the Company or another direct or indirect wholly owned Consolidated Subsidiary of the Company; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock;

(c) sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for (i) sales, transfers, leases, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed, or (ii) encumbrances required to secure Permitted Indebtedness of the Company or any of its Consolidated Subsidiaries;

(d) acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business consistent with the Company’s investment objectives and policies as publicly disclosed;

(e) amend the Company Charter, the Company Bylaws or other governing documents or similar governing documents of any of its Consolidated Subsidiaries;

(f) implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements;

(g) take any action or knowingly fail to take any action that would, or would reasonably be expected to (i) materially delay or materially impede the ability of the parties to consummate the Transactions or (ii) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code; provided, however, that the foregoing shall not preclude the Company from declaring or paying any Tax Dividend on or before the Closing Date;

(h) incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for (i) draw-downs with respect to any Previously Disclosed financing arrangements existing as of the date of this Agreement and obligations to fund commitments to companies entered into in the ordinary course of business and (ii) Permitted Indebtedness;

(i) make or agree to make any new capital expenditure other than obligations to fund commitments to companies entered into in the ordinary course of business;

(j) (i) file or amend any material Tax Return other than in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed; (ii) make, change or revoke any material Tax election or (iii) settle or compromise any material Tax liability or refund;

(k) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Company to fail to qualify or not be subject to tax as a RIC;

(l) enter into any new line of business (it being understood that this prohibition does not apply to any companies in which the Company or any of its Consolidated Subsidiaries has made a debt or equity investment that is, would or should be reflected in the Company’s schedule of investments included in its semi-annual or annual periodic reports that are filed with the SEC);

(m) other than in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed, or, except as permitted by Section 6.2(h), enter into any Contract that would otherwise constitute a Company Material Contract had it been entered into prior to the date of this Agreement;

(n) other than in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any Company Material Contract (other than any Company Material Contract related to Permitted Indebtedness);

(o) settle any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice and the Company’s investment objectives and policies as publicly disclosed, in an amount not in excess of $2,500,000 in the aggregate (after reduction by any insurance proceeds actually received); (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after the Effective Time, the Acquiror, the Surviving Company or any of their Consolidated Subsidiaries and (iii) would not admit liability, guilt or fault;

(p) except as otherwise expressly contemplated by this Agreement, merge or consolidate the Company or any of its Consolidated Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Consolidated Subsidiaries;

(q) acquire, or agree to acquire, any Acquiror Common Stock; or

(r) agree to take, make any commitment to take, or adopt any resolutions of the Company Board authorizing, any of the actions prohibited by this Section 6.2.

6.3. Acquiror Forbearances. During the period from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except as may be required by Law, as expressly permitted by this Agreement or as Previously Disclosed, and acting in a manner consistent with Section 6.1(a), the Acquiror shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the Company (which prior written consent shall not be unreasonably delayed, conditioned or withheld):

(a) other than pursuant to the Acquiror’s dividend reinvestment plan as in effect as of the date of this Agreement, issue, deliver, sell or grant, or encumber or pledge, or authorize the creation of (i) any shares of its capital stock, (ii) any Acquiror Voting Debt or other voting securities or (iii) any securities convertible into or exercisable or exchangeable for, or any other Rights to acquire, any such shares or other securities;

(b) (i) make, authorize, declare, pay or set aside any dividend in respect of, or declare or make any distribution on, any shares of its capital stock, except for (A) the authorization, announcement and payment of regular quarterly cash distributions payable on a quarterly basis, consistent with past practices and the Acquiror’s investment objectives and policies as publicly disclosed, (B) the authorization and payment of any dividend or distribution necessary for the Acquiror to maintain its qualification as a RIC or avoid the imposition of any income or excise tax, as reasonably determined by the Acquiror, or (C) dividends payable by any direct or indirect wholly owned Consolidated Subsidiary of the Acquiror to the Acquiror or another direct or indirect wholly owned Consolidated Subsidiary of the Acquiror; (ii) adjust, split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire, any shares of its capital stock or any rights, warrants or options to acquire, or securities convertible into, such capital stock;

(c) sell, transfer, lease, mortgage, encumber or otherwise dispose of any of its assets or properties, except for (i) sales, transfers, leases, mortgages, encumbrances or other dispositions in the ordinary course of business consistent with past practice and the Acquiror’s investment objectives and policies as publicly disclosed, or (ii) encumbrances required to secure Permitted Indebtedness of the Acquiror or any of its Consolidated Subsidiaries;

(d) acquire or agree to acquire all or any portion of the assets, business or properties of any other Person, whether by merger, consolidation, purchase or otherwise or make any other investments, except in a transaction conducted in the ordinary course of business consistent with the Acquiror’s investment objectives and policies as publicly disclosed;

(e) amend the Acquiror Charter, the Acquiror Bylaws or other governing documents or similar governing documents of any of its Consolidated Subsidiaries;

(f) implement or adopt any material change in its Tax or financial accounting principles, practices or methods, other than as required by applicable Law, GAAP, the SEC or applicable regulatory requirements;

(g) take any action or knowingly fail to take any action that would, or would reasonably be expected to (i) materially delay or materially impede the ability of the parties to consummate the Transactions or (ii) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(h) incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, except for (i) draw-downs with respect to any Previously Disclosed financing arrangements existing as of the date of this Agreement and obligations to fund commitments to portfolio companies entered into in the ordinary course of business and (ii) Permitted Indebtedness;

(i) make or agree to make any new capital expenditure other than obligations to fund commitments to portfolio companies entered into in the ordinary course of business;

(j) (i) file or amend any material Tax Return other than in the ordinary course of business consistent with past practice and the Acquiror’s investment objectives and policies as publicly disclosed; (ii) make, change or revoke any material Tax election or (iii) settle or compromise any material Tax liability or refund;

(k) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Acquiror to fail to qualify or not be subject to tax as a RIC;

(l) enter into any new line of business (it being understood that this prohibition does not apply to any portfolio companies in which the Acquiror or any of its Consolidated Subsidiaries has made a debt or equity investment that is, would or should be reflected in the Acquiror’s schedule of investments included in its quarterly or annual periodic reports that are filed with the SEC);

(m) other than in the ordinary course of business consistent with past practice and the Acquiror’s investment objectives and policies as publicly disclosed, or, except as permitted by Section 6.3(h), enter into any Contract that would otherwise constitute an Acquiror Material Contract had it been entered into prior to the date of this Agreement;

(n) other than in the ordinary course of business consistent with past practice and the Acquiror’s investment objectives and policies as publicly disclosed, terminate, cancel, renew or agree to any material amendment of, change in or waiver under any Acquiror Material Contract (other than any Acquiror Material Contract related to Permitted Indebtedness);

(o) settle any Proceeding against it, except for Proceedings that (i) are settled in the ordinary course of business consistent with past practice and the Acquiror’s investment objectives and policies as publicly disclosed, in an amount not in excess of $2,500,000 in the aggregate (after reduction by any insurance proceeds actually received); (ii) would not impose any material restriction on the conduct of business of it or any of its Consolidated Subsidiaries or, after the Effective Time, the Surviving Company or any of its Consolidated Subsidiaries and (iii) would not admit liability, guilt or fault;

(p) except as otherwise expressly contemplated by this Agreement, merge or consolidate the Acquiror or any of its Consolidated Subsidiaries with any Person or enter into any other similar extraordinary corporate transaction, or adopt, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Acquiror or any of its Consolidated Subsidiaries;

(q) acquire, or agree to acquire, any Company Common Stock (other than pursuant to the Merger); or

(r) agree to take, make any commitment to take, or adopt any resolutions of the Acquiror Board authorizing, any of the actions prohibited by this Section 6.3.

6.4. Valuation.

(a) Except as may be mutually agreed by the parties, the value of each investment asset owned by the Company that is used in connection with the computations made by the Company pursuant to Section 2.4 will be determined in accordance with the valuation policies and procedures set forth in the Company’s compliance policies and procedures approved by the Company Board as of September 30, 2023 and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.4 for purposes of this Agreement, and the value of all assets owned by the Company other than investment assets that are used in connection with the computations made by the Company pursuant to Section 2.4 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, all valuations made by third-party valuation agents for such purposes will be made only by valuation agents that have been approved by the Company Board as of or prior to the date hereof. Except as may be mutually agreed by the parties, the fair value of any portfolio securities for which fair value determinations were made by the Company Board for purposes of such computations were or will be determined by the Company Board in good faith in accordance with the valuation methods set forth in the Company’s valuation policies and procedures adopted by the Company Board as of September 30, 2023.

(b) Except as may be mutually agreed by the parties, the value of each investment asset owned by the Acquiror that is used in connection with the computations made by the Acquiror pursuant to Section 2.4 will be determined in accordance with the valuation policies and procedures set forth in the Acquiror’s compliance policies and procedures approved by the Acquiror Board as of September 30, 2023 and no exceptions to such valuation policies and procedures have been or will be permitted in valuing such assets in connection with the computations pursuant to Section 2.4 for purposes of this Agreement, and the value of all assets owned by the Acquiror other than investment assets that are used in connection with the computations made by the Acquiror pursuant to Section 2.4 will be determined in accordance with GAAP. Except as may be mutually agreed by the parties, all valuations made by third-party valuation agents for such purposes will be made only by valuation agents that have been approved by the Acquiror Board as of or prior to the date hereof. Except as may be mutually agreed by the parties, the fair value of any portfolio securities for which fair value determinations were made by the Acquiror Board for purposes of such computations were or will be determined by the Acquiror Board in good faith in accordance with the valuation methods set forth in the Acquiror’s valuation policies and procedures adopted by the Acquiror Board as of September 30, 2023.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Further Assurances.

(a) Subject to the right of the Company to take any action that constitutes a Company Adverse Recommendation Change as expressly permitted pursuant to Section 7.6, and the right of the Acquiror to take any action that constitutes an Acquiror Adverse Recommendation Change as expressly permitted pursuant to Section 7.7, the parties shall cooperate with each other and use reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, including to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Permits of all Governmental Entities and all Permits, consents, approvals, confirmations and authorizations of all third parties, in each case, that are necessary or advisable, to consummate the Transactions (including the Mergers) in the most expeditious manner practicable, and to comply with the terms and conditions of all such Permits, consents, approvals, confirmations and authorizations of all such third parties and Governmental Entities. In furtherance (but not in limitation) of the foregoing, each of the Acquiror and the Company shall as promptly as practicable file any required applications, notices or other filings under the HSR Act. Subject to applicable Law, the Company and the Acquiror shall have the right to review in advance, and, to the extent practicable, each shall consult the other on all the information relating to the Company or the Acquiror, as the case may be, and any of their respective Consolidated Subsidiaries, that appear in any filing made with, or written materials submitted to, any third-party or any Governmental Entity in connection with the Transactions. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all Permits, consents, approvals and authorizations of all third parties and Permits of all Governmental Entities necessary or advisable to consummate the Transactions and each party will keep the other reasonably apprised of the status of matters relating to completion of the Transactions. The Acquiror and the Company shall each, in connection with the efforts referenced in this Section 7.1(a) to obtain all requisite Permits for the Transactions under the HSR Act, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry; (ii) keep the other party informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the

“DOJ”), or any other Governmental Entity and (iii) subject to applicable Law, permit the other party to review, in advance, any written communication given by it to, or received from, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, or any other Governmental Entity, and to the extent permitted by the FTC, the DOJ, or other applicable Governmental Entity, give the other party the opportunity to attend and participate in such meetings and conferences subject to applicable Law.

(b) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require either the Acquiror and its Consolidated Subsidiaries, on the one hand, or the Company and its Consolidated Subsidiaries, on the other hand, to make payments or provide other consideration for the repayment, restructuring or amendment of terms of Indebtedness in connection with the Transactions (including the Mergers), other than any consent fees that were Previously Disclosed.

7.2. Regulatory Matters.

(a) The Acquiror and the Company shall as promptly as practicable jointly prepare and file with the SEC the Registration Statement. The Acquiror shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act and applicable state Law as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Mergers. The Company and the Acquiror shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be promptly mailed to their respective stockholders upon such effectiveness. The Company shall use reasonable best efforts to furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested by the Acquiror in connection with any such action.

(b) Each of the Acquiror and the Company shall cooperate with the other in the preparation of the Registration Statement and shall furnish to the other all information reasonably requested as may be reasonably necessary or advisable in connection with the Registration Statement. Prior to the Effective Time, each party hereto shall promptly notify the other party (i) upon becoming aware of any event or circumstance that is required to be described in an amendment to the Registration Statement or in a supplement to the Joint Proxy Statement/Prospectus and (ii) after the receipt by it of any comments of the SEC with respect to the Joint Proxy Statement/Prospectus or the Registration Statement.

(c) Subject to applicable Law, each of the Acquiror and the Company shall promptly advise the other upon receiving any communication from any Governmental Entity, the consent or approval of which is required for consummation of the Transactions, that causes such party to believe that there is a reasonable likelihood that any Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed or conditioned.

7.3. Stockholder Approval.

(a) As of the date of this Agreement, the Company Board (on the recommendation of the Company Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Company and its stockholders and (B) the interests of the Company’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and other Company Matters), (iii) directed that the approval of the Company Matters be submitted to the Company’s stockholders at the Company Stockholders Meeting and (iv) resolved to recommend that the stockholders of the Company approve the Company Matters. Notwithstanding anything to the contrary in Section 7.6, the Company shall submit to its stockholders the Company Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions. In furtherance of that obligation, the Company shall take, in accordance with applicable Law and the Company Charter and the Company Bylaws, all actions necessary to send a notice as promptly as practicable (but in no event later than five (5) Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene the Company Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon the proposal to approve the Company Matters, on the terms and conditions set forth in this Agreement as well as any other such matters. The record date for the Company Stockholders Meeting shall be determined in prior consultation with the Acquiror. The Company shall use reasonable best efforts to obtain from the Company’s stockholders the Company Requisite Vote to approve the Company Matters, on the terms and conditions set forth in this Agreement, including, subject to Section 7.6, by providing to the Company’s stockholders the recommendation of the Company Board that the stockholders of the Company approve the Company Matters (the “Company Recommendation”) and including the Company Recommendation in the Joint Proxy Statement/Prospectus and by, at the request of the Acquiror, postponing or adjourning the Company Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that the Company shall not postpone or adjourn the Company Stockholders Meeting for any other reason without the prior written consent of the Acquiror (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Company pursuant to this Section 7.3(a) shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company, its Representatives or its stockholders of any Takeover Proposal (whether or not a Company Superior Proposal).

(b) As of the date of this Agreement, the Acquiror Board (on the recommendation of the Acquiror Special Committee) has unanimously (i) determined that (A) this Agreement and the terms of the Mergers and the related Transactions are advisable, fair to and in the best interests of the Acquiror and its stockholders and (B) the interests of the Acquiror’s existing stockholders will not be diluted as a result of the Transactions, (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Merger and the Acquiror Matters), (iii) directed that the approval of the Acquiror Matters be submitted to the Acquiror’s stockholders at the Acquiror Stockholders Meeting and (iv) resolved to recommend that the stockholders of the Acquiror approve the Acquiror Matters. Notwithstanding anything to the contrary in Section 7.7, the Acquiror shall submit to its stockholders the Acquiror Matters on the terms and conditions set forth in this Agreement and any other matters required to be approved or adopted by its stockholders in order to carry out the Transactions. In furtherance of that obligation, the Acquiror shall take, in accordance with applicable Law and the Acquiror Charter and the Acquiror Bylaws, all actions necessary to send a notice as promptly as practicable (but in no event later than five (5) Business Days) following the date on which the SEC declares the Registration Statement effective of which the Joint Proxy Statement/Prospectus forms a part, to convene the Acquiror Stockholders Meeting, as promptly as practicable thereafter, to consider and vote upon the proposal to approve the Acquiror Matters, on the terms and conditions set forth in this Agreement as well as any other such matters. The record date for the Acquiror Stockholders Meeting shall be determined in prior consultation with the Company. The Acquiror shall use reasonable best efforts to obtain from the Acquiror’s stockholders the Acquiror Requisite Vote to approve the Acquiror Matters, on the terms and conditions set forth in this Agreement, including, subject to Section 7.7, by providing to the Acquiror’s stockholders the recommendation of the Acquiror Board that the stockholders of the Acquiror approve the Acquiror Matters (the “Acquiror Recommendation”) and including the Acquiror Recommendation in the Joint Proxy Statement/Prospectus and by, at the request of the Company, postponing or adjourning the Acquiror Stockholders Meeting to obtain a quorum or solicit additional proxies; provided that the Acquiror shall not postpone or adjourn the Acquiror Stockholders Meeting for any other reason without the prior written consent of the Company (which prior written consent shall not be unreasonably delayed, conditioned or withheld). Notwithstanding any Acquiror Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Acquiror pursuant to this Section 7.3(b) shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Acquiror, its Representatives or its stockholders of any Takeover Proposal (whether or not an Acquiror Superior Proposal).

7.4. Indemnification.

(a) Following the Effective Time, the Acquiror shall, to the fullest extent permitted under applicable Law, indemnify, defend and hold harmless and advance expenses to the present and former directors and officers of the Company or any of its Consolidated Subsidiaries (in each case, when acting in such capacity) (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against all costs or expenses (including, but not limited to, reasonable attorneys’ fees actually incurred, reasonable experts’ fees, reasonable travel expenses, court costs, transcript fees and telecommunications, postage and courier charges), judgments, fines, losses, claims, damages, penalties, amounts paid in settlement or other liabilities (collectively, “Indemnified Liabilities”) incurred in connection with any Proceeding arising out of actions or omissions occurring at or prior to the Effective Time (including the Transactions). In the event of any such Indemnified Liabilities, (i) the Acquiror shall advance to such Indemnified Party, upon request, reimbursement of documented expenses reasonably and actually incurred to the fullest extent permitted under applicable Law (provided, that the Person to whom expenses are advanced, or someone on his or her behalf, provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification and complies with other applicable provisions imposed under the Investment Company Act and interpretations thereof by the SEC or its staff) and (ii) the Acquiror and the applicable Indemnified Parties shall cooperate in the defense of such matter.

(b) Any Indemnified Party wishing to claim indemnification under Section 7.4(a), upon learning of any Proceeding described above, shall promptly notify the Acquiror in writing; provided, that the failure to so notify shall not affect the obligations of the Acquiror under Section 7.4(a) unless the Acquiror is materially prejudiced as a consequence.

(c) If the Acquiror or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger or transfers or otherwise disposes of all or substantially all of its assets to any other entity or consummates any division transaction, then and in each such case, the Acquiror shall cause proper provision to be made so that the successors and assigns of the Acquiror shall assume the obligations set forth in this Section 7.4.

(d) The provisions of this Section 7.4 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

7.5. No Solicitation.

(a) Each of the Company and the Acquiror shall, and shall cause its respective Affiliates, Consolidated Subsidiaries, and its and each of their respective officers, directors, trustees, managers, employees, consultants, financial advisors, attorneys, accountants and other advisors, representatives and agents (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person that may be ongoing with respect to, or that are intended to or could reasonably be expected to lead to, a Takeover Proposal, and demand the immediate return or destruction (which destruction shall be certified in writing to the Company or the Acquiror, as applicable) of all confidential information previously furnished to any Person (other than the Company, the Acquiror or their respective Affiliates or Representatives) with respect to any Takeover Proposal. Prior to the Effective Time, subject to Section 7.6 in the case of the Company and Section 7.7 in the case of the Acquiror, each of the Company and the Acquiror shall not, and shall cause its respective Affiliates, Consolidated Subsidiaries and its and their respective Representatives not to: (i) directly or indirectly solicit, initiate, induce, encourage or take any other action (including by providing information) designed to, or which could reasonably be expected to, facilitate any inquiries or the making or submission or implementation of any proposal or offer (including any proposal or offer to its stockholders) with respect to any Takeover Proposal; (ii) approve, publicly endorse or recommend or enter into any agreement, arrangement, discussions or understandings with respect to any Takeover Proposal (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) or enter into any Contract or understanding (including any letter of intent, agreement in principle, memorandum of understanding or confidentiality agreement) requiring it to abandon, terminate or fail to consummate, or that is intended to or that could reasonably be expected to result in the abandonment of, termination of or failure to consummate, the Merger or any other Transaction; (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than the Acquiror, the Company or their respective Affiliates or Representatives) any information with respect to, or take any other action to facilitate or in furtherance of any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Takeover Proposal; (iv) publicly propose or publicly announce an intention to take any of the foregoing actions; or (v) grant any (x) approval pursuant to any Takeover Statute to any Person (other than the Acquiror, the Company or their respective Affiliates) or with respect to any transaction (other than the Transactions) or (y) unless required by the applicable standard of conduct, waiver or release under any standstill or similar agreement of any third party with respect to equity securities of the Company or the Acquiror; provided, however, that notwithstanding the foregoing, the Company and the Acquiror (A) may inform Persons of the provisions contained in this Section 7.5, and (B) shall be permitted to grant a waiver of, or terminate, any standstill or similar agreement of any third party with respect to equity securities of the Company or the Acquiror, as applicable, in order to allow such third party to confidentially submit a Takeover Proposal.

(b) Each of the Company and the Acquiror shall as promptly as reasonably practicable (and in any event within twenty-four (24) hours after receipt) (i) notify the other party in writing of any request for information or any Takeover Proposal and the terms and conditions of such request, Takeover Proposal or inquiry (including the identity of the Person (or group of Persons) making such request, Takeover Proposal or inquiry) and (ii) provide to the other party copies of any written materials received by the Company or the Acquiror or their respective Affiliates or Representatives in connection with any of the foregoing, and the identity of the Person (or group of Persons) making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of the Company and the Acquiror agrees that it shall keep the other party informed on a reasonably current basis (and in any event within twenty-four (24) hours after receipt) of the status and the material terms and conditions (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep the other party informed on a reasonably current basis of any information requested of or provided by the Company or the Acquiror and as to the status of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.

7.6. Company Takeover Proposals.

(a) If on or after the date of this Agreement and at any time prior to the Company Stockholders Meeting: (i) the Company receives an unsolicited bona fide Takeover Proposal (under circumstances in which the Company has complied in all material respects with the provisions of Sections 7.5(a) and (b)) and (ii) the Company Board, including a majority of the Independent Directors of the Company Board, shall have determined in good faith, after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor, that (x) failure to consider such Takeover Proposal would be a breach of the standard of conduct applicable to the Company Board and (y) such Takeover Proposal constitutes or is reasonably likely to result in a Company Superior Proposal, then, subject to compliance with this Section 7.6(a), the Company may engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if the Company (A) receives from such Person an executed confidentiality agreement with customary terms (but need not contain any standstill provisions) and (B) provides the Acquiror a copy of all such information that has not previously been delivered to the Acquiror simultaneously with delivery to such Person (or such Person’s Representatives or Affiliates). If on or after the date of this Agreement and at any time prior to the Company Stockholders Meeting, the Company Board, including a majority of the Independent Directors of the Company Board, shall have determined, after consultation with its outside legal counsel and after compliance with its obligations under this Section 7.6(a) and Section 7.6(b), that continued recommendation of the approval of the Company Matters to the Company’s stockholders would be a breach of the standard of conduct applicable to the Company Board as a result of a Company Superior Proposal, the Company may (A) withdraw or qualify (or modify or amend in a manner adverse to the Acquiror), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to the Acquiror), the approval, adoption, recommendation or declaration of advisability by the Company Board of the Company Matters, including the Company Recommendation, and/or (B) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus (any action described in clause (A) and (B) referred to as a “Company Adverse Recommendation Change”).

(b) Upon any determination that a Takeover Proposal constitutes a Company Superior Proposal, the Company shall promptly provide (and in any event within twenty-four (24) hours of such determination) to the Acquiror a written notice (a “Notice of a Company Superior Proposal”) (i) advising the Acquiror that the Company Board has received a Company Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such Company Superior Proposal and any amendment thereof, including the amount per share or other consideration that the stockholders of the Company will receive in connection with the Company Superior Proposal and including a copy of all written materials provided to or by the Company in connection with such Company Superior Proposal (unless previously provided to the Acquiror), and (iii) identifying the Person making such Company Superior Proposal. The Company shall cooperate and negotiate in good faith with the Acquiror (to the extent the Acquiror desires to negotiate) during the five (5) calendar day period following the Acquiror’s receipt of the Notice of a Company Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Company Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement such that such Company Superior Proposal would cease to constitute a Company Superior Proposal and proceed with a Company Recommendation without a Company Adverse Recommendation Change. If thereafter the Company Board, including a majority of the Independent Directors of the Company Board, determines, in its reasonable good faith judgment after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor and after giving effect to any proposed adjustments to the terms of this Agreement that such Company Superior Proposal remains a Company Superior Proposal and that the failure to make such Company Adverse Recommendation Change would be a breach of the standard of conduct applicable to the Company Board, and the Company has complied in all material respects with Section 7.6(a) above and this Section 7.6(b), the Company may effectuate a Company Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(c)(iv).

(c) Other than as permitted by Section 7.6(a) or Section 7.6(d), neither the Company nor the Company Board shall make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(c)(iv). Notwithstanding anything herein to the contrary, no Company Adverse Recommendation Change shall change the approval of the Company Matters or any other approval of the Company Board, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.

(d) Other than in connection with a Company Takeover Proposal, nothing in this Agreement shall prohibit or restrict the Company Board from effectuating a Company Adverse Recommendation Change in response to an Intervening Event (a “Company Intervening Event Recommendation Change”) if (A) prior to effecting any such Company Intervening Event Recommendation Change, the Company promptly notifies the Acquiror, in writing, at least five (5) Business Days (the “Company Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute a Company Adverse Recommendation Change or a Company Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) the Company shall, and shall cause its Representatives to, during the Company Intervening Event Notice Period, negotiate with the Acquiror in good faith (to the extent the Acquiror desires to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit the Company Board to make a Company Intervening Event Recommendation Change, and (C) the Company Board, including a majority of the Independent Directors of the Company Board, determines, after consulting with its outside legal counsel and, with respect to financial matters, its financial advisor, that the failure to effect such a Company Intervening Event Recommendation Change, after taking into account any adjustments made by the Acquiror during the Company Intervening Event Notice Period, would be a breach of the standard of conduct applicable to the Company Board.

(e) Nothing contained in this Agreement shall be deemed to prohibit the Company from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to the Company’s stockholders if, after consultation with its outside legal counsel, the Company determines that such disclosure would be required under applicable Law; provided, however, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation (A) in such communication or (B) within three (3) Business Days after being requested in writing to do so by the Acquiror.

7.7. Acquiror Takeover Proposals.

(a) If on or after the date of this Agreement and at any time prior to the Acquiror Stockholders Meeting: (i) the Acquiror receives an unsolicited bona fide Takeover Proposal (under circumstances in which the Acquiror has complied in all material respects with the provisions of Sections 7.5(a) and (b)) and (ii) the Acquiror Board, including a majority of the Independent Directors of the Acquiror Board, shall have determined in good faith, after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor, that (x) failure to consider such Takeover Proposal would be a breach of the standard of conduct applicable to the Acquiror Board and (y) such Takeover Proposal constitutes or is reasonably likely to result in an Acquiror Superior Proposal, then, subject to compliance with this Section 7.7(a), the Acquiror may engage in negotiations or discussions with such Person who has made the unsolicited bona fide Takeover Proposal and provide information in response to a request therefor by a Person who has made such Takeover Proposal if the Acquiror (A) receives from such Person an executed confidentiality agreement with customary terms (but need not contain any standstill provisions) and (B) provides the Company a copy of all such information that has not previously been delivered to the Company simultaneously with delivery to such Person (or such Person’s Representatives or Affiliates). If on or after the date of this Agreement and at any time prior to the Acquiror Stockholders Meeting, the Acquiror Board, including a majority of the Independent Directors of the Acquiror Board, shall have determined, after consultation with its outside legal counsel and after compliance with its obligations under this Section 7.7(a) and Section 7.7(b), that continued recommendation of the approval of the Acquiror Matters to the Acquiror’s stockholders would be a breach of the standard of conduct applicable to the Acquiror Board as a result of an Acquiror Superior Proposal, the Acquiror may (A) withdraw or qualify (or modify or amend in a manner adverse to the Company), or publicly propose to withdraw or qualify (or modify or amend in a manner adverse to the Company), the approval, adoption, recommendation or declaration of advisability by the Acquiror Board of the Acquiror Matters, including the Acquiror Recommendation, and/or (B) fail to include the Acquiror Recommendation in the Joint Proxy Statement/Prospectus (any action described in clause (A) and (B) referred to as an “Acquiror Adverse Recommendation Change”).

(b) Upon any determination that a Takeover Proposal constitutes an Acquiror Superior Proposal, the Acquiror shall promptly provide (and in any event within twenty-four (24) hours of such determination) to the Company a written notice (a “Notice of an Acquiror Superior Proposal”) (i) advising the Company that the Acquiror Board has received an Acquiror Superior Proposal, (ii) specifying in reasonable detail the material terms and conditions of such Acquiror Superior Proposal and any amendment thereof, including the amount per share or other consideration that the stockholders of the Acquiror will receive in connection with the Acquiror Superior Proposal and including a copy of all written materials provided to or by the Acquiror in connection with such Acquiror Superior Proposal (unless previously provided to the Company), and (iii) identifying the Person making such Acquiror Superior Proposal. The Acquiror shall cooperate and negotiate in good faith with the Company (to the extent the Company desires to negotiate) during the five (5) calendar day period following the Company’s receipt of the Notice of an Acquiror Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Acquiror Superior Proposal shall require a new notice and a new two (2) calendar day period) to make such adjustments in the terms and conditions of this Agreement such that such Acquiror Superior Proposal would cease to constitute an Acquiror Superior Proposal and proceed with an Acquiror Recommendation without an Acquiror Adverse Recommendation Change. If thereafter the Acquiror Board, including a majority of the Independent Directors of the Acquiror Board, determines, in its reasonable good faith judgment after consultation with its outside legal counsel and, with respect to financial matters, its financial advisor and after giving effect to any proposed adjustments to the terms of this Agreement that such Acquiror Superior Proposal remains an Acquiror Superior Proposal and that the failure to make such Acquiror Adverse Recommendation Change would be a breach of the standard of conduct applicable to the Acquiror Board, and the Acquiror has complied in all material respects with Section 7.7(a) above and this Section 7.7(b), the Acquiror may effectuate an Acquiror Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(d)(iv).

(c) Other than as permitted by Section 7.7(a) or Section 7.7(d), neither the Acquiror nor the Acquiror Board shall make any Acquiror Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(d)(iv). Notwithstanding anything herein to the contrary, no Acquiror Adverse Recommendation Change shall change the approval of the Acquiror Matters or any other approval of the Acquiror Board, including in any respect that would have the effect of causing any Takeover Statute or other similar statute to be applicable to the Transactions.

(d) Other than in connection with an Acquiror Takeover Proposal, nothing in this Agreement shall prohibit or restrict the Acquiror Board from effectuating an Acquiror Adverse Recommendation Change in response to an Intervening Event (an “Acquiror Intervening Event Recommendation Change”) if (A) prior to effecting any such Acquiror Intervening Event Recommendation Change, the Acquiror promptly notifies the Company, in writing, at least five (5) Business Days (the “Acquiror Intervening Event Notice Period”) before taking such action of its intent to consider such action (which notice shall not, by itself, constitute an Acquiror Adverse Recommendation Change or an Acquiror Intervening Event Recommendation Change), and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action, (B) the Acquiror shall, and shall cause its Representatives to, during the Acquiror Intervening Event Notice Period, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement that would not permit the Acquiror Board to make an Acquiror Intervening Event Recommendation Change, and

(C) the Acquiror Board, including a majority of the Independent Directors of the Acquiror Board, determines, after consulting with its outside legal counsel and, with respect to financial matters, its financial advisor, that the failure to effect such an Acquiror Intervening Event Recommendation Change after taking into account any adjustments made by the Company during the Acquiror Intervening Event Notice Period, would be a breach of the standard of conduct applicable to the Acquiror Board.

(e) Nothing contained in this Agreement shall be deemed to prohibit the Acquiror from (i) complying with its disclosure obligations under applicable U.S. federal or state Law with regard to any Takeover Proposal or (ii) making any disclosure to the Acquiror’s stockholders if, after consultation with its outside legal counsel, the Acquiror determines that such disclosure would be required under applicable Law; provided, however, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Acquiror Adverse Recommendation Change unless the Acquiror Board expressly publicly reaffirms the Acquiror Recommendation (A) in such communication or (B) within three (3) Business Days after being requested in writing to do so by the Company.

7.8. Access to Information.

(a) Upon reasonable notice, except as may otherwise be restricted by applicable Law, each of the Company and the Acquiror shall, and shall cause each of its Consolidated Subsidiaries to, afford to the directors, officers, accountants, counsel, advisors and other Representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to its properties, books, Contracts, and records and, during such period, such party shall, and shall cause its Consolidated Subsidiaries to, make available (including via EDGAR) to the other party all other information concerning its business and properties as the other party may reasonably request; provided that the foregoing shall not require the Company or the Acquiror, as applicable, to afford access to or to disclose any information that in such party’s reasonable judgment would violate any confidentiality obligations to which such party is subject to if after using its reasonable best efforts with respect thereto, it was unable to obtain any required consent to provide such access or make such disclosure; provided, further, that either the Company or the Acquiror may restrict access to the extent required by any applicable Law or as may be necessary to preserve attorney-client privilege or any similar privilege or protection under any circumstances in which such privilege or protection may be jeopardized by such disclosure or access.

(b) No investigation by a party hereto or its Representatives shall affect or be deemed to modify the representations and warranties of the other parties set forth in this Agreement.

7.9. Publicity. The initial press release with respect to the Transactions shall be a joint press release reasonably acceptable to each of the Acquiror, the Company and the Acquiror Adviser. Thereafter, so long as this Agreement is in effect, the Acquiror, the Company and the Acquiror Adviser each shall consult with the others before issuing or causing the publication of any press release or other public announcement with respect to this Agreement, the Mergers or the Transactions, except as may be required by applicable Law or the rules and regulations of NASDAQ or NYSE or to the extent that such press release or other public announcement relates to any Company Adverse Recommendation Change or Acquiror Adverse Recommendation Change made in accordance with Sections 7.6 or 7.7, respectively, and, to the extent practicable, before such press release or other public announcement is issued or made, the Acquiror, the Company or the Acquiror Adviser, as applicable, shall have used commercially reasonable efforts to advise the other parties of, and consult with the other parties regarding, the text of such press release or other public announcement; provided, that the Acquiror, the Company or the Acquiror Adviser may make any public statement in response to specific questions by analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made in compliance with this Section 7.9.

7.10. Takeover Statutes and Provisions. Neither the Acquiror nor the Company will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Statutes. Each of the Acquiror and the Company shall take all necessary steps within its control to exempt (or ensure the continued exemption of) those Transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

7.11. Tax Matters.

(a) Tax Representation Letters. Prior to the Effective Time (or at such other times as requested by counsel), each of the Acquiror and the Company shall execute and deliver to Simpson Thacher & Bartlett LLP tax representation letters (which will be used in connection with the tax opinions contemplated by Sections 8.2(e) and 8.3(e)).

(b) RIC Status. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, (i) the Company shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the Acquiror take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Company to fail to qualify as a RIC, and (ii) the Acquiror shall not, and shall not permit any of its Consolidated Subsidiaries to, directly or indirectly, without the prior written consent of the Company, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Acquiror to fail to qualify as a RIC.

(c) Tax Treatment of Mergers. Unless otherwise required by applicable Law or administrative action, (i) each of the Company, the Acquiror and Merger Sub shall use its reasonable best efforts to cause the Mergers to qualify as a reorganization governed by Section 368(a) of the Code, including by not taking any action that such party knows is reasonably likely to prevent such qualification; and (ii) each of the Company, the Acquiror and Merger Sub shall report the Mergers for U.S. federal income Tax purposes as a reorganization governed by Section 368(a) of the Code.

(d) Tax Opinions. The Company shall use its reasonable best efforts to obtain the tax opinion described in Section 8.3(e), and the Acquiror shall use its reasonable best efforts to obtain the tax opinion described in Section 8.2(e).

7.12. Stockholder Litigation. The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by the Company’s stockholders or the Acquiror’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the Transactions. Each of the Company and the Acquiror (i) shall keep the other party reasonably informed of any material developments in connection with any such Proceeding brought by its stockholders and (ii) shall not settle any such Proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).

7.13. Section 16 Matters. Prior to the Effective Time, each of the Company Board and the Acquiror Board shall take all such steps as may be required to cause any dispositions of Company Common Stock or acquisitions of Acquiror Common Stock resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to the Acquiror, in each case, to be exempt pursuant to Rule 16b-3.

7.14. No Other Representations or Warranties. The parties hereto acknowledge and agree that except for the representations and warranties of the Company in Article III, the representations and warranties of the Acquiror in Article IV and the representations and warranties of the Acquiror Adviser in Article V, none of the Acquiror Adviser, the Company, the Acquiror or any of the Company’s or the Acquiror’s respective Consolidated Subsidiaries or any other Person acting on behalf of the foregoing makes or has relied on any representation or warranty, express or implied.

7.15. Merger of Surviving Company. Immediately after the occurrence of the Effective Time, in accordance with the MGCL, the Surviving Company and the Acquiror shall consummate the Second Merger.

7.16. Coordination of Dividends. The Acquiror and the Company shall coordinate with each other in designating the record and payment dates for any periodic dividends or distributions to their stockholders declared in accordance with this Agreement in any calendar quarter (in respect of any periodic dividends or distributions declared by the Acquiror) or calendar month (in respect of any periodic dividends or distributions declared by the Company) in which the Closing Date might reasonably be expected to occur, and neither the Acquiror nor the Company shall authorize or declare any dividend or distribution to its stockholders after the Determination Date at any time on or before the Closing Date; provided, however, that the foregoing shall not prohibit the Acquiror or the Company from authorizing, declaring or paying any dividend or distribution to its stockholders solely payable in cash in accordance with this Agreement to the extent such dividend or distribution is taken into account in determining the Closing Company Net Asset Value and/or the Closing Acquiror Net Asset Value, as applicable, including a Tax Dividend. Prior to the Closing Date, if the aggregate amount of all (a) dividends paid by the Company on or prior to the date of this Agreement plus (b) all monthly dividends after the date of this Agreement is less than the amount that should be paid as a dividend to distribute to the Company’s stockholders the amounts set forth in (i) through (iv) of the definition of “Tax Dividend” or otherwise is necessary for the Company to maintain its qualification as a RIC and avoid the imposition of any income or excise tax as reasonably determined by the Company, the Company shall declare a Tax Dividend. The Acquiror and the Company shall negotiate in good faith to adjust the Exchange Ratio to account for any Tax Dividends not otherwise reflected in the Closing Company Net Asset Value pursuant to the terms of Section 2.4(b).

7.17. Company Stockholders Payment.

(a) In consideration of the consummation of the Transactions, the Acquiror Adviser or one of its Affiliates shall pay or cause to be paid (other than by the Acquiror or the Company), to the holder of each share of Company Common Stock that is issued and outstanding as of the immediately prior to the Effective Time (such shares, together, the “Eligible Company Common Stock”), an amount in cash equal to $0.25 per share of Eligible Company Common Stock held by such holder (the “Company Stockholders Payment”).

(b) Prior to the Closing, the Acquiror Adviser shall appoint a nationally recognized financial institution reasonably acceptable to the Company (the “Payment Agent”) to act as payment agent, pursuant to a payment agent agreement to be entered into between the Acquiror Adviser and the Payment Agent, to make the aggregate Company Stockholders Payment. At or prior to the Closing, the Acquiror Adviser shall deposit, or shall cause one of its Affiliates to deposit, with the Payment Agent the aggregate Company Stockholders Payment (such cash deposit, plus any interest or other income earned thereon, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments pursuant to this Section 7.17.

(c) Promptly following the Closing, the Acquiror Adviser shall instruct the Payment Agent to promptly deliver to each holder of record of Eligible Company Common Stock the Company Stockholders Payment for each such share of Eligible Company Common Stock held of record by such holder (subject to deduction for any withholding Tax). The Payment Agent may condition such payment upon receipt of such information from such holder as is required by applicable Law or the Payment Agent’s internal processes. No interest will be paid or accrued for the benefit of holders of record of Eligible Company Common Stock on their respective Company Stockholders Payment.

(d) Holders of record of Eligible Company Common Stock, in their capacities as such, shall have no rights under this Agreement other than the right to receive their respective Company Stockholders Payment pursuant to this Section 7.17. No other holders of shares, other securities or voting power of the Acquiror or the Company, in their capacities as such, shall have any rights to receive any Company Stockholders Payment or other payments pursuant to this Section 7.17.

7.18. NASDAQ Listing. The Acquiror shall use reasonable best efforts to cause the shares of Acquiror Common Stock to be issued as Merger Consideration under this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance, at or prior to the Effective Time.

7.19. Repayment of Indebtedness. Prior to the Effective Time, the Acquiror shall arrange for the repayment or prepayment of any amounts outstanding under the Company Credit Agreement as of the Effective Time, including by preparing and submitting, prior to the Effective Time and on or before the dates and times specified in the Company Credit Agreement, customary notices in respect of any such repayment or prepayment, with such repayment or prepayment to be made by the Acquiror immediately following the Effective Time; provided that, such repayment or prepayment shall be subject to the conditions set forth in the Acquiror Credit Agreement. Prior to the Effective Time, the Company shall provide such cooperation in connection with such repayment or prepayment, and the arrangement therefor, as may be requested by the Acquiror.

7.20. Acquiror Stockholders Distribution. Within thirty (30) days following the AFT Merger Closing or the AFT Merger Termination, as applicable, subject to applicable Law and the occurrence of the Closing, the Acquiror shall distribute to the holder of each share of Acquiror Common Stock as of a record date to be determined by the Acquiror Board an amount in cash equal to $0.20 per share of Acquiror Common Stock held by such holder.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction or, other than with respect to Section 8.1(a), which shall not be waived by any party hereto, waiver, at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approvals. (i) The Company Matters shall have been approved by the Company Requisite Vote, and (ii) the Acquiror Matters shall have been approved by the Acquiror Requisite Vote.

(b) Registration Statement. The Registration Statement shall have become effective under the Securities Act and applicable state Law, and no stop Order suspending the effectiveness of the Registration Statement shall have been issued and no Proceedings for that purpose shall have been initiated by the SEC.

(c) No Injunctions or Restraints; Illegality. No Order issued by any court or agency of competent jurisdiction or other Law preventing, enjoining, restraining or making illegal the consummation of the Mergers or any of the other Transactions shall be in effect.

(d) Regulatory and Other Approvals. All Regulatory Approvals required by applicable Law to consummate the Transactions shall have been obtained and shall remain in full force and effect and all statutory waiting periods required by applicable Law in respect thereof shall have expired (including expiration of the applicable waiting period under the HSR Act).

(e) No Litigation. There shall be no Proceeding by any Governmental Entity of competent jurisdiction pending that challenges the Mergers or any of the other Transactions or that otherwise seeks to prevent, enjoin, restrain or make illegal the consummation of the Mergers or any of the other Transactions.

(f) Net Asset Value Determinations. The determination of both the Closing Acquiror Net Asset Value and the Closing Company Net Asset Value shall have been completed in accordance with Section 2.4.

(g) NASDAQ Listing. The shares of Acquiror Common Stock to be issued under this Agreement in connection with the Merger shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

8.2. Conditions to Obligations of the Acquiror and Merger Sub to Effect the Merger. The obligations of the Acquiror and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by the Acquiror, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in Section 3.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(b)(i), 3.7 and 3.20 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of the Company set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)), disregarding all qualifications and exceptions contained therein relating to the materiality or Material Adverse Effect or any similar qualification, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date and time (except to the extent that any such representation and warranty speaks only as to a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects its obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of the Company.

(d) Receipt of Company Certificate. The Acquiror shall have received a certificate signed on behalf of the Company by the President or the Chief Financial Officer of the Company to the effect that the conditions set forth in Sections 8.2(a), (b), and (c) have been satisfied.

(e) Federal Tax Opinion. The Acquiror shall have received the opinion of its counsel, Simpson Thacher & Bartlett LLP, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Acquiror and the Company delivered pursuant to Section 7.11(a).

8.3. Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties of the Acquiror, Merger Sub and the Acquiror Adviser. (i) The representations and warranties of the Acquiror set forth in Section 4.2(a) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Acquiror and Merger Sub set forth in Section 4.8(ii) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the representations and warranties of the Acquiror and Merger Sub set forth in Sections 4.3(a), 4.3(b)(i) and 4.7 and the representations and warranties of the Acquiror Adviser set forth in Sections 5.2(a) and 5.2(b)(i) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iv) the representations and warranties of the Acquiror, Merger Sub and the Acquiror Adviser set forth in this Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)), disregarding all qualifications and exceptions contained therein relating to the materiality or Material Adverse Effect or any similar qualification, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date and time (except to the extent that any such representation and warranty speaks only as to a specified date, in which case such representation and warranty shall be true and correct as of such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct have not had and would not reasonably be expect to have, individually or in the aggregate, a Material Adverse Effect with respect to the Acquiror, Merger Sub or the Acquiror Adviser, as applicable.

(b) Performance of Obligations of the Acquiror, Merger Sub and the Acquiror Adviser. The Acquiror, Merger Sub and the Acquiror Adviser shall have performed in all material respects their obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Absence of Acquiror or Acquiror Adviser Material Adverse Effect. Since the date of this Agreement there shall not have occurred any condition, change or event that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect in respect of the Acquiror or the Acquiror Adviser.

(d) Receipt of Acquiror Certificate. The Company shall have received a certificate signed on behalf of the Acquiror and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of the Acquiror to the effect that the conditions set forth in Sections 8.3(a), (b) and (c) have been satisfied.

(e) Federal Tax Opinion. The Company shall have received the opinion of its counsel, Simpson Thacher & Bartlett LLP, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions that are consistent with the state of facts existing at the Closing Date, the Mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Acquiror and the Company delivered pursuant to Section 7.11(a).

8.4. Frustration of Closing Conditions. None of the Acquiror, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VIII to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the other Transactions.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Company Matters by the stockholders of the Company or the Acquiror Matters by the stockholders of the Acquiror:

(a) by mutual consent of the Company and the Acquiror in a written instrument authorized by each of the Company Board, including a majority of the Independent Directors of the Company, and the Acquiror Board, including a majority of the Independent Directors of the Acquiror;

(b) by either the Company or the Acquiror, if:

(i) any Governmental Entity that must grant a Regulatory Approval has denied approval of the Transactions (including the Mergers) and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order, or promulgated any other Law permanently enjoining or otherwise prohibiting or making illegal the consummation of the Transactions;

(ii) the Merger shall not have been consummated on or before November 7, 2024 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the cause of, or resulted in, the event giving rise to the failure to close prior to the Outside Date;

(iii) the stockholders of the Company shall have failed to approve the Company Matters by the Company Requisite Vote of the Company’s stockholders at a duly held meeting of the Company’s stockholders or at any adjournment or postponement thereof at which the Company Matters have been voted upon; or

(iv) the stockholders of the Acquiror shall have failed to approve the Acquiror Matters by the Acquiror Requisite Vote of the Acquiror’s stockholders at a duly held meeting of the Acquiror’s stockholders or at any adjournment or postponement thereof at which the Acquiror Matters have been voted upon;

provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that has been the principal cause of or resulted in the failure to consummate the Transactions;

(c) by the Company, if:

(i) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Acquiror, Merger Sub or the Acquiror Adviser, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 8.3(a), (b) or (c), and such breach is not curable prior to the Outside Date or if curable prior to the Outside Date, has not been cured within thirty (30) days after the giving of notice thereof by the Company to the Acquiror (provided that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 8.1, 8.2(a), 8.2(b) or 8.2(c) not to be satisfied);

(ii) prior to obtaining approval of the Acquiror Matters by the stockholders of the Acquiror (A) an Acquiror Adverse Recommendation Change shall have occurred, (B) a Takeover Proposal is publicly announced and the Acquiror fails to issue, within ten (10) Business Days after such Takeover Proposal is announced, a press release that reaffirms the Acquiror Recommendation or (C) a tender or exchange offer relating to any shares of Acquiror Common Stock shall have been commenced by a third party and the Acquiror shall not have sent to its stockholders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Acquiror Board recommends rejection of such tender or exchange offer;

(iii) the Acquiror breaches, in any material respect, its obligations under Section 7.5 or Section 7.7; or

(iv) at any time prior to the time the approval of the Company’s stockholders with respect to the Company Matters is obtained, (A) the Company is not in material breach of any of the terms of this Agreement, (B) the Company Board, including a majority of the Independent Directors of the Company, authorizes the Company, subject to complying with the terms of this Agreement (including Section 7.6(b)), to enter into, and the Company enters into, a definitive Contract with respect to a Company Superior Proposal and (C) the third party that made such Company Superior Proposal, substantially concurrently with such termination, pays to the Acquiror in immediately available funds any fees required to be paid pursuant to Section 9.2(a);

(d) by the Acquiror, if:

(i) there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Sections 8.2(a), (b) or (c), and such breach is not curable prior to the Outside Date or if curable prior to the Outside Date, has not been cured within thirty (30) days after the giving of notice thereof by the Acquiror to the Company (provided that the Acquiror, Merger Sub or the Acquiror Adviser is not then in material breach of this Agreement so as to cause any of the conditions set forth in Sections 8.1, 8.3(a), 8.3(b) or 8.3(c) not to be satisfied);

(ii) prior to obtaining approval of the Company Matters by the stockholders of the Company (A) a Company Adverse Recommendation Change shall have occurred, (B) a Takeover Proposal is publicly announced and the Company fails to issue, within ten (10) Business Days after such Takeover Proposal is announced, a press release that reaffirms the Company Recommendation or (C) a tender or exchange offer relating to any shares of Company Common Stock shall have been commenced by a third party and the Company shall not have sent to its stockholders, within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company Board recommends rejection of such tender or exchange offer;

(iii) the Company breaches, in any material respect, its obligations under Section 7.5 or Section 7.6; or

(iv) at any time prior to the time the approval of the Acquiror’s stockholders with respect to the Acquiror Matters is obtained, (A) the Acquiror is not in material breach of any of the terms of this Agreement, (B) the Acquiror Board, including a majority of the Independent Directors of the Acquiror, authorizes the Acquiror, subject to complying with the terms of this Agreement (including Section 7.7(b)), to enter into, and the Acquiror enters into, a definitive Contract with respect to an Acquiror Superior Proposal and (C) the third party that made such Acquiror Superior Proposal, substantially concurrently with such termination, pays to the Company in immediately available funds any fees required to be paid pursuant to Section 9.2(b).

The party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other party in accordance with Section 11.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

9.2. Termination Fee.

(a) If this Agreement shall be terminated:

(i) by the Company pursuant to Section 9.1(c)(iv), then, substantially concurrently with, and as a condition to such termination, the Company shall cause the third party that made the applicable Company Superior Proposal (or its designee) to pay the Acquiror, subject to applicable Law and Section 9.2(c), a non-refundable fee in an amount equal to $6,348,267.00, which is equal to 3.0% of the net asset value of the Company as of September 30, 2023 (the “Company Termination Fee”); or

(ii) (A) by (x) the Acquiror or the Company pursuant to Sections 9.1(b)(ii) or 9.1(b)(iii) or (y) the Acquiror pursuant to Section 9.1(d)(i) (solely to the extent that the Company has committed a willful or intentional breach), (B) a Takeover Proposal has been publicly disclosed after the date of this Agreement and, prior to the date of such termination, has not been withdrawn (1) with respect to any termination pursuant to Sections 9.1(b)(ii) or 9.1(d)(i), prior to the date of such termination and (2) with respect to any termination pursuant to Section 9.1(b)(iii), prior to the time of the duly held Company Stockholders Meeting, and (C) the Company enters into a definitive Contract with respect to such Takeover Proposal within twelve (12) months after such termination, and such Takeover Proposal is subsequently consummated (regardless of whether such consummation happens prior to or following such twelve (12)-month period), then, within two (2) Business Days after the date that such Takeover Proposal is consummated, the Company shall cause the third party that made such Takeover Proposal (or its designee) to pay the Acquiror, subject to applicable Law and Section 9.2(c), the Company Termination Fee; provided, that for purposes of this Section 9.2(a)(ii), the term “Takeover Proposal” will have the meaning assigned to such term in Article X, except that references to “25%” will be deemed to be references to “50%.”

The Company Termination Fee shall be paid by wire transfer of immediately available funds to the Acquiror or, at the election of the Acquiror, to one of its Consolidated Subsidiaries, to an account designated in writing to the Company by the Acquiror if the Acquiror shall have furnished to the Company wire payment instructions prior to the date of payment or, otherwise, by certified or official bank check.

(b) If this Agreement shall be terminated:

(i) by the Acquiror pursuant to Section 9.1(d)(iv), then, substantially concurrently with, and as a condition to such termination, the Acquiror shall cause the third party that made the applicable Acquiror Superior Proposal (or its designee) to pay the Company, subject to applicable Law and Section 9.2(c), a non-refundable fee in an amount equal to $29,905,339.00, which is equal to 3.0% of the net asset value of the Acquiror as of September 30, 2023 (the “Acquiror Termination Fee”); or

(ii) (A) by (x) the Acquiror or the Company pursuant to Sections 9.1(b)(ii) or 9.1(b)(iv) or (y) the Company pursuant to Section 9.1(c)(i) (solely to the extent that the Acquiror has committed a willful or intentional breach), (B) a Takeover Proposal has been publicly disclosed after the date of this Agreement and, prior to the date of such termination, has not been withdrawn (1) with respect to any termination pursuant to Sections 9.1(b)(ii) or 9.1(c)(i), prior to the date of such termination and (2) with respect to any termination pursuant to Section 9.1(b)(iv), prior to the time of the duly held Acquiror Stockholders Meeting, and (C) the Acquiror enters into a definitive Contract with respect to such Takeover Proposal within twelve (12) months after such termination, and such Takeover Proposal is subsequently consummated (regardless of whether such consummation happens prior to or following such twelve (12)-month period), then, within two (2) Business Days after the date that such Takeover Proposal is consummated, the Acquiror shall cause the third party that made such Takeover Proposal (or its designee) to pay the Company, subject to applicable Law and Section 9.2(c), the Acquiror Termination Fee; provided, that for purposes of this Section 9.2(b)(ii), the term “Takeover Proposal” will have the meaning assigned to such term in Article X, except that references to “25%” will be deemed to be references to “50%.”

The Acquiror Termination Fee shall be paid by wire transfer of immediately available funds to the Company or, at the election of the Company, to one of its Consolidated Subsidiaries, to an account designated in writing to the Acquiror by the Company if the Company shall have furnished to the Acquiror wire payment instructions prior to the date of payment or, otherwise, by certified or official bank check.

(c) Notwithstanding anything to the contrary in this Agreement, the Company Termination Fee or the Acquiror Termination Fee, as applicable, shall not be due and payable pursuant to this Section 9.2 if the SEC informs the Company or the Acquiror that the payment of such Company Termination Fee or Acquiror Termination Fee is prohibited under applicable Law, and the Company (in the case of an Acquiror Termination Fee) or the Acquiror (in the case of a Company Termination Fee) is unable to obtain appropriate relief from the SEC to permit the payment of such Company Termination Fee or Acquiror Termination Fee.

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated hereby, and without these agreements, the parties would not enter into this Agreement.

9.3. Effect of Termination. In the event of termination of this Agreement by either the Company or the Acquiror as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of the Acquiror Adviser, the Acquiror, Merger Sub, the Company, any of their respective Affiliates or Consolidated Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the Transactions, except that Section 7.8(b), Article IX and Article XI (including, in each case, any applicable definitions) shall survive any termination of this Agreement; provided, however, that, except as otherwise provided in Sections 9.2(a) and 9.2(b), nothing herein shall relieve any party from any liabilities for damages incurred or suffered by another party arising out of the willful or intentional breach by such party of any provision of this Agreement or a failure or refusal by such party to consummate this Agreement and the Transactions when such party was obligated to do so in accordance with the terms hereof.

9.4. Fees and Expenses. Notwithstanding the provisions of Section 9.2, all fees and expenses incurred in connection with this Agreement and the Transactions (including the Mergers) shall be paid by the party incurring such fees or expenses, whether or not the Transactions (including the Mergers) are consummated; provided, however, that notwithstanding the foregoing, the following fees and expenses shall be borne proportionately by the Acquiror and the Company by reference to their respective net asset values as of September 30, 2023: (i) all costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus that are related to the Agreement and the Transactions, (ii) all filing and other fees paid to the SEC in connection with the Mergers, and (iii) fees and expenses for legal services to the Company, the Acquiror and Merger Sub in connection with the Agreement and the Transactions (excluding fees for legal services of independent counsel to the Acquiror Special Committee and the Company Special Committee).

9.5. Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the Acquiror Matters by the stockholders of the Acquiror or the Company Matters by the stockholders of the Company; provided, however, that after any approval of the Acquiror Matters by the stockholders of the Acquiror or the Company Matters by the stockholders of the Company, there may not be, without further approval of the applicable party’s stockholders, any amendment of this Agreement that requires such further approval under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

9.6. Extension; Waiver. At any time prior to the Effective Time, each party, by action taken or authorized by the Company Board, including the Company Special Committee, or the Acquiror Board, including the Acquiror Special Committee, or the Board of Directors of Merger Sub, as applicable, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other non-compliance.

ARTICLE X

CERTAIN DEFINITIONS

“Acquiror Credit Agreement” means that certain Amended and Restated Senior Secured Revolving Credit Agreement, dated as of April 19, 2023, by and among the Acquiror, JPMorgan Chase Bank, N.A., Truist Bank, Bank of Montreal, MUFG Bank, Ltd., Truist Securities, Inc., BMO Capital Markets Corp. and the lenders party thereto.

“Acquiror Disclosure Schedule” means that certain disclosure schedule of the Acquiror attached hereto.

“Acquiror Matters” means (i) the approval of the proposed issuance of Acquiror Common Stock in connection with the Merger and (ii) any other matters required to be approved or adopted by the stockholders of the Acquiror in order to effect the Transactions.

“Acquiror Per Share NAV” means the quotient of (i) the Closing Acquiror Net Asset Value divided by (ii) the number of shares of Acquiror Common Stock issued and outstanding as of the Determination Date.

“Acquiror Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, the Acquiror or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of the Acquiror or more than 75% of the assets of the Acquiror on a consolidated basis (a) on terms which the Acquiror Board determines in good faith to be superior for the stockholders of the Acquiror (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by the Company in accordance with Section 7.7), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by the Acquiror Board (upon the recommendation of the Acquiror Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

“Affiliate” of a Person means any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person). The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” has a meaning correlative thereto.

“AFT Merger Agreement” means that certain Agreement and Plan of Merger, dated as of November 7, 2023, by and between Apollo Senior Floating Rate Fund Inc., the Acquiror, the Acquiror Adviser and AFT Merger Sub, Inc.

“AFT Merger Closing” means the consummation of the transactions contemplated by the AFT Merger Agreement.

“AFT Merger Termination” means the termination of the AFT Merger Agreement pursuant to the terms thereof.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York.

“Company Administration Agreements” means (i) the administrative services and expense reimbursement agreement between the Company and the Company Adviser, (ii) the accounting and administrative services agreement between the Company and U.S. Bancorp Fund Services, LLC, d/b/a U.S. Bank Global Fund Services, (iii) the custodial services agreement between the Company and U.S. Bank National Association and (iv) the transfer agent agreement between the Company and American Stock Transfer & Trust Company, LLC, each in effect as of the date of this Agreement.

“Company Adviser” means Apollo Credit Management, LLC, a Delaware limited liability company.

“Company Advisory Agreement” means the investment advisory and management agreement between the Company and the Company Adviser in effect as of the date of this Agreement.

“Company Credit Agreement” means that certain Second Amended and Restated Loan and Security Agreement, dated as of April 22, 2021, by and between the Company and Sumitomo Mitsui Banking Corporation (as amended from time to time).

“Company Disclosure Schedule” means that certain disclosure schedule of the Company attached hereto.

“Company Matters” means (i) the approval of the Merger and (ii) any other matters required to be approved or adopted by the stockholders of the Company in order to effect the Transactions.

“Company Per Share NAV” means the quotient of (i) the Closing Company Net Asset Value divided by (ii) the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares).

“Company Superior Proposal” means a bona fide written Takeover Proposal that was not knowingly solicited by, or the result of any knowing solicitation by, the Company or any of its Consolidated Subsidiaries or by any of their respective Affiliates or Representatives in violation of this Agreement, made by a third party that would result in such third party becoming the beneficial owner, directly or indirectly, of more than 75% of the total voting power of the Company or more than 75% of the assets of the Company on a consolidated basis (a) on terms which the Company Board determines in good faith to be superior for the stockholders of the Company (in their capacity as stockholders), taken as a group, from a financial point of view as compared to the Merger (after giving effect to any alternative proposed by the Acquiror in accordance with Section 7.6), (b) that is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) in a timely manner and in accordance with its terms and (c) in respect of which any required financing has been determined in good faith by the Company Board (upon the recommendation of the Company Special Committee) to be reasonably likely to be obtained, as evidenced by a written commitment of a reputable financing source.

“Company Trademark Agreement” means the trademark license agreement between the Company and Apollo Global Management, LLC, a Delaware limited liability company, in effect as of the date of this Agreement.

“Consolidated Subsidiary”, when used with respect to any Person, means any corporation, partnership, limited liability company or other Person, whether incorporated or unincorporated, that is consolidated with such Person for financial reporting purposes under GAAP.

“Contract” means any agreement, contract, lease, mortgage, evidence of indebtedness, indenture, license or instrument, whether oral or written, and shall include each amendment, supplement and modification to the foregoing, to which a Person or any of its Consolidated Subsidiaries is a party or by which any of them may be bound.

“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

“Exchange Ratio” means the quotient (rounded to four decimal places) of (i) the Company Per Share NAV divided by (ii) the Acquiror Per Share NAV.

“Governmental Entity” means any federal, state, local or foreign government or other governmental body, any agency, commission or authority thereof, any regulatory or administrative authority, any quasi-governmental body, any self-regulatory agency, any court, tribunal or judicial body, or any political subdivision, department or branch of any of the foregoing.

“Indebtedness” shall mean (a) any indebtedness or other obligation for borrowed money, (b) any indebtedness evidenced by a note, bond, debenture or similar instrument, (c) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (d) any capitalized lease obligations, (e) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and unpaid, (f) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (g) guarantees in respect of clauses (a) through (f), in each case excluding obligations to fund commitments to portfolio companies or companies entered into in the ordinary course of business.

“Independent Director” means, with respect to the Acquiror or the Company, each director who is not an “interested person” of the Acquiror or the Company, as the case may be, as defined in the Investment Company Act.

“Intervening Event” means any event, change or development first occurring or arising after the date hereof that is material to the Acquiror and its Consolidated Subsidiaries, taken as a whole, or the Company and its Consolidated Subsidiaries, taken as whole, that was not known to, or reasonably foreseeable by, the party’s board of directors, as of or prior to the date hereof (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable as of the date hereof) and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such party (or to be refrained from being taken by such party) pursuant to this Agreement; provided, however, that in no event shall the following events, changes or developments constitute an Intervening Event: (a) the receipt, existence, or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Takeover Proposal” (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (b) any change in the price, or change in trading volume, of the Acquiror Common Stock (provided, however, that this clause (b) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred unless such underlying causes are otherwise excluded from the definition of Intervening Event); or (c) any changes in general economic or political conditions, except to the extent that such changes have a materially disproportionate adverse impact on the Acquiror and its Consolidated Subsidiaries, taken as a whole, or the Company and its Consolidated Subsidiaries, taken as a whole, relative to other participants of similar sizes engaged in the industries in which, as applicable, the Acquiror or the Company conducts its businesses.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder.

“knowledge” means for each of the Acquiror, the Company and the Acquiror Adviser, the actual knowledge of their respective executive officers, directors, general partners and managing members, as applicable, as of the date of this Agreement.

“Law” means any federal, state, local or foreign law (including the common law), statute, code, ordinance, rule, regulation, judgment, Order, writ, decree or injunction or any Permit or similar right granted by any Governmental Entity.

“Liens” means all security interests, liens, claims, pledges, easements, mortgages, rights of first offer or refusal or other encumbrances.

“Material Adverse Effect” means, with respect to the Acquiror, the Company or the Acquiror Adviser, as the case may be, any event, development, change, effect or occurrence (each, an “Effect”) that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of such party and its Consolidated Subsidiaries, taken as a whole, other than (A) any Effect resulting from or attributable to (1) changes in general economic, social or political conditions or the financial markets in general, including the commencement or escalation of a war, armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God, the coronavirus (COVID-19) or any other pandemic (including the impact on economies generally and the results of any actions taken by Governmental Entities in response thereto), (2) general changes or developments in the industries in which such party and its Consolidated Subsidiaries operate, including general changes in Law after the date hereof across such industries, except, in the case of the foregoing clauses (1) and (2), to the extent such changes or developments referred to therein have a materially disproportionate adverse impact on such party and its Consolidated Subsidiaries, taken as a whole, relative to other participants of similar sizes engaged in the industries in which such party conducts its businesses or (3) the announcement of this Agreement or the Transactions or the identities of the parties to this Agreement or (B) any failure to meet internal or published projections or forecasts for any period, as the case may be, or any decline in the price of shares of Company Common Stock on NYSE or Acquiror Common Stock on NASDAQ or trading volume of Company Common Stock or Acquiror Common Stock (provided that the underlying causes of such failure shall be considered in determining whether there is a Material Adverse Effect) or (ii) the ability of such party to timely perform its material obligations under this Agreement or consummate the Merger and the other Transactions.

“Order” means any writ, injunction, judgment, order or decree entered, issued, made or rendered by any Governmental Entity.

“Permit” means any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Entity.

“Permitted Indebtedness” means Indebtedness of the Acquiror or the Company, as applicable, and its respective Consolidated Subsidiaries (i) outstanding as of the date of this Agreement or (ii) incurred after the date of this Agreement to the extent permitted by the Investment Company Act that is substantially consistent with the past practices of the Acquiror or the Company, as applicable.

“Person” means an individual, a (general or limited) partnership, a corporation, a limited liability company, an association, a trust, a joint venture, a Governmental Entity or other legal entity or organization.

“Previously Disclosed” means information (i) with respect to the Company, (A) set forth in the Company Disclosure Schedule or (B) previously disclosed since the Applicable Date in any Company SEC Report and (ii) with respect to the Acquiror, (A) set forth in the Acquiror Disclosure Schedule or (B) previously disclosed since the Applicable Date in any Acquiror SEC Report; provided, however, that any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature in any Company SEC Report or Acquiror SEC Report, as the case may be, shall not be deemed to be “Previously Disclosed.”

“Proceeding” means an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative.

“Regulatory Approvals” means all applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from any Governmental Entity.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated thereunder.

“Takeover Proposal” means any inquiry, proposal, discussions, negotiations or offer from any Person or group of Persons (other than the Acquiror or the Company or any of their respective Affiliates) (a) with respect to a merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction involving the Company or the Acquiror, as applicable, or any of such party’s respective Consolidated Subsidiaries, as applicable, (b) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any bona fide financing transaction) that constitute or represent, or would constitute or represent if such transaction is consummated, 25% or more of the total assets, net revenue or net income of the Company or the Acquiror, as applicable, and such party’s respective Consolidated Subsidiaries, taken as a whole, or (ii) 25% or more of the outstanding shares of capital stock of, or other equity or voting interests in, the Company or in any of the Company’s Consolidated Subsidiaries or, the Acquiror or in any of the Acquiror’s Consolidated Subsidiaries, as applicable, or (c) relating to any direct or indirect transaction or series of transactions that would result in any Person other than the Company Adviser or an Affiliate thereof (in the case of the Company) or the Acquiror Adviser or an Affiliate thereof (in the case of the Acquiror) serving as the external investment adviser to the Company or the Acquiror, as applicable, in each case other than the Merger and the other Transactions.

“Tax” means all federal, state, local, and foreign income, excise, gross receipts, gross income, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, franchise, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon imposed by any taxing authority.

“Tax Dividend” means a dividend or dividends, with respect to any applicable tax year, which is deductible pursuant to the dividends paid deduction under Section 562 of the Code, and shall have the effect of distributing to the Company’s stockholders (i) all of its previously undistributed “investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) any prior year shortfall as determined under Section 4982(b)(2) of the Code, (iii) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (iv) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized either in the applicable tax year or any prior tax year.

“Tax Return” means a report, return, statement, form, election or other information (including any schedules, attachments or amendments thereto) required to be supplied to a taxing authority with respect to Taxes including, where permitted or required, consolidated, combined or unitary returns for any group of entities.

“Trading Day” shall mean a day on which shares of Acquiror Common Stock are traded on NASDAQ.

“Transactions” means the transactions contemplated by this Agreement, including the Mergers.

“Treasury Regulations” means all final and temporary federal income tax regulations, as amended from time to time, issued under the Code by the United States Treasury Department.

Table of Definitions

Term:	Section:
Acceptable Courts	11.6
Acquiror	Preamble
Acquiror Adverse Recommendation Change	7.7(a)
Acquiror Adviser	Preamble
Acquiror Balance Sheet	4.6(b)
Acquiror Board	Recitals
Acquiror Bylaws	4.1(b)
Acquiror Capitalization Date	4.2(a)
Acquiror Charter	4.1(b)
Acquiror Common Stock	1.5(b)

Term:	Section:
Acquiror Insurance Policy	4.15
Acquiror Intellectual Property Rights	4.16
Acquiror Intervening Event Notice Period	7.7(d)
Acquiror Intervening Event Recommendation Change	7.7(d)
Acquiror Material Contracts	4.14(a)
Acquiror Recommendation	7.3(b)
Acquiror Requisite Vote	4.3(a)
Acquiror SEC Reports	4.5(a)
Acquiror Special Committee	Recitals
Acquiror Stockholders Meeting	4.3(a)
Acquiror Termination Fee	9.2(b)(i)
Acquiror Voting Debt	4.2(a)
Agreement	Preamble
Applicable Date	3.5(a)
ASC Topic 820	3.6(h)
BDC	Recitals
Book-Entry Share	1.5(d)
Cancelled Shares	1.5(b)
Certificate	1.5(d)
Closing	1.2
Closing Acquiror Net Asset Value	2.4(a)
Closing Company Net Asset Value	2.4(b)
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Adverse Recommendation Change	7.6(a)
Company Balance Sheet	3.6(b)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)
Company Charter	3.1(b)
Company Common Stock	1.5(b)
Company Insurance Policy	3.15
Company Intellectual Property Rights	3.16
Company Intervening Event Notice Period	7.6(d)
Company Intervening Event Recommendation Change	7.6(d)
Company Material Contracts	3.14(a)
Company Recommendation	7.3(a)
Company Requisite Vote	3.3(a)
Company SEC Reports	3.5(a)
Company Special Committee	Recitals
Company Stockholders Meeting	3.3(a)
Company Stockholders Payment	7.17(a)
Company Termination Fee	9.2(a)
Company Voting Debt	3.2(a)

Term:	Section:
Deloitte	3.6(a)
Determination Date	2.4(a)
DOJ	7.1(a)
Effective Time	1.3
Eligible Company Common Stock	7.17(a)
Employee Benefit Plans	3.13
Enforceability Exception	3.3(a)
Exchange Agent	2.1
Exchange Fund	2.1
First Articles of Merger	1.3
FTC	7.1(a)
GAAP	3.6(a)
HSR Act	3.4
Indemnified Liabilities	7.4(a)
Indemnified Party	7.4(a)
Intellectual Property Rights	3.16
Investment Company Act	Recitals
IRS	3.11(a)
Joint Proxy Statement/Prospectus	3.4
Lazard Opinion	4.20
Letter of Transmittal	2.2(a)
MD SDAT	1.3
Merger	Recitals
Merger Consideration	1.5(c)
Merger Sub	Preamble
Mergers	Recitals
MGCL	1.1
NASDAQ	Recitals
Notice of a Company Superior Proposal	7.6(b)
Notice of an Acquiror Superior Proposal	7.7(b)
NYSE	Recitals
Outside Date	9.1(b)(ii)
Payment Agent	7.17(b)
Payment Fund	7.17(b)
Registration Statement	3.4
Representatives	7.5(a)
RIC	3.11(b)
Rights	3.2(a)
Sarbanes-Oxley Act	3.6(f)
Second Articles of Merger	1.7(a)
Second Effective Time	1.7(a)
Second Merger	Recitals
Surviving Company	Recitals
Takeover Statutes	3.19

ARTICLE XI

GENERAL PROVISIONS

11.1. Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for and subject to Section 7.4 and Section 9.4 and for those other covenants and agreements contained in this Agreement that by their express terms apply or are to be performed in whole or in part after the Effective Time.

11.2. Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (provided that the transmission is followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:

Apollo Tactical Income Fund Inc.

9 West 57th Street

New York, NY 10019

Attention: Kristin Hester

Email:       khester@apollo.com

with a copy, which will not constitute notice, to:

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Attention: Steven Grigoriou

Email:       steven.grigoriou@stblaw.com

Attention: Jonathan Corsico

Email:       jonathan.corsico@stblaw.com

and

Dechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036

Attention: Stephen Bier

Email:       stephen.bier@dechert.com

If to the Acquiror or Merger Sub, to:

MidCap Financial Investment Corporation

9 West 57th Street

New York, NY 10019

Attention: Kristin Hester

Email:       khester@apollo.com

with a copy, which will not constitute notice, to:

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Attention: Steven Grigoriou

Email: steven.grigoriou@stblaw.com

Attention: Jonathan Corsico

Email:       jonathan.corsico@stblaw.com

and

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Attention: Stuart Coleman

Email: scoleman@proskauer.com

Attention: Daniel Ganitsky

Email:       dganitsky@proskauer.com

Attention: Joshua Apfelroth

Email:       japfelroth@proskauer.com

If to the Acquiror Adviser, to:

Apollo Investment Management, L.P.

9 West 57th Street

New York, NY 10019

Attention: Kristin Hester

Email:       khester@apollo.com

with a copy, which will not constitute notice, to:

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Attention: Steven Grigoriou

Email:       steven.grigoriou@stblaw.com

Attention: Jonathan Corsico

Email:       jonathan.corsico@stblaw.com

Each such notice or other communication shall be effective upon receipt (or refusal of receipt).

11.3. Interpretation; Construction. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms “cash,” “dollars” and “$” mean United States dollars. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any term, provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such term, provision, covenant or restriction be enforced to the maximum extent permitted. The parties have jointly participated in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

11.4. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable Law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11.5. Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), once executed, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

11.6. Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Maryland applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except to the extent governed by the Investment Company Act, in which case the Investment Company Act shall control. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Circuit Court for Baltimore City,

Maryland, or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Maryland, Northern Division and the appellate courts to which Orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). In any such judicial proceeding, each of the parties further consents to the assignment of any proceeding in the Circuit Court for Baltimore City, Maryland to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no Representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 11.6.

11.7. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.4, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement.

11.8. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the State of Maryland, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party hereto has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the Acquiror, the Company, Merger Sub and the Acquiror Adviser have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MIDCAP FINANCIAL INVESTMENT CORPORATION

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Chief Legal Officer & Secretary

APOLLO TACTICAL INCOME FUND INC.

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Chief Legal Officer & Secretary

AIF MERGER SUB, INC.

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Secretary

APOLLO INVESTMENT MANAGEMENT, L.P.

By:	/s/ Kristin Hester
Name:	Kristin Hester
Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.1

MidCap Financial Investment Corporation

Reports Financial Results for the Quarter Ended September 30, 2023 and

Announces Merger Agreements with

Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc.

Results for the Quarter Ended September 30, 2023 and Other Recent Highlights:

•	Net investment income per share for the quarter was $0.43, compared to $0.44 for the quarter ended June 30, 2023

•

Net asset value per share as of the end of the quarter was $15.28, compared to $15.20 as of June 30, 2023, an increase of $0.08 per share primarily due to net investment income in excess of the dividend

•	New investment commitments made during the quarter totaled $20 million(1)

•	Gross fundings excluding revolver fundings, totaled $16 million and net repayments including revolvers, totaled $43 million for the quarter

•	Net leverage(2) was 1.40x as of September 30, 2023

•	Declared a dividend of $0.38 per share for the quarter ending September 30, 2023(3)

•	On November 2, 2023, the Company completed its inaugural Collateralized Loan Obligation (“CLO”) transaction, MFIC Bethesda CLO 1 LLC, a $402 million CLO which is secured by middle market loans

•

On November 7, 2023, the Company announced that it has entered into two separate merger agreements with Apollo Senior Floating Ratio Fund Inc. (NYSE: AFT) and Apollo Tactical Fund Inc. (NYSE: AIF) (the “Mergers”)(4)

New York, NY — November 7, 2023 — MidCap Financial Investment Corporation (NASDAQ: MFIC) or the “Company,” today announced financial results for its quarter ended September 30, 2023. The Company’s net investment income was $0.43 per share for the quarter ended September 30, 2023, compared to $0.44 per share for the quarter ended June 30, 2023. The Company’s net asset value (“NAV”) was $15.28 per share as of September 30, 2023, compared to $15.20 as of June 30, 2023.

On November 7, 2023, the Board of Directors (the “Board”) declared a dividend of $0.38 per share payable on December 28, 2023 to shareholders of record as of December 12, 2023.

1

Mr. Tanner Powell, the Company’s Chief Executive Officer commented, “We are pleased to report another strong quarter of results as well as some key strategic initiatives. We are excited to announce transformative merger agreements with two funds managed by Apollo which, if both mergers successfully close, will grow MFIC’s net assets by over 40% and will enhance economics for our shareholders. We closed our first CLO transaction which priced favorably compared to other recent middle market CLO’s, a reflection of the strong quality of our corporate lending assets.” Mr. Powell continued, “We also reported a good quarter including strong net investment income, an increase in net asset value, and continued stable credit quality. It is clear from these results that we are reaping the rewards of our multi-year focus on investing in true first lien middle market loans sourced by MidCap Financial, a leading middle market lender managed by Apollo.”

Mr. Gregory W. Hunt, the Company’s Chief Financial Officer, said, “We are pleased to announce MFIC’s first CLO transaction which closed in early November which enhances our liquidity position with long-term financing and diversifies our sources of funding at an attractive all-in cost. We benefited from MidCap Financial and Apollo Global’s experience in CLO management and structuring.”

(1)	Commitments made for the corporate lending portfolio.
(2)

The Company’s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets.

(3)	The dividend is payable on December 28, 2023 to stockholders of record on December 12, 2023.
(4)

The Company has issued a separate press release and posted a presentation on its website which provide additional detail on the merger announcement. The Company’s Joint Proxy Statement (as defined below) and Registration Statement (as defined below) that it will file with the SEC in the coming weeks will also contain important information on the Mergers.

2

FINANCIAL HIGHLIGHTS

($ in billions, except per share data)	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Total assets	$2.46	$2.50	$2.49	$2.53	$2.57
Investment portfolio (fair value)	$2.37	$2.41	$2.39	$2.40	$2.46
Debt outstanding	$1.43	$1.48	$1.47	$1.48	$1.50
Net assets	$0.99	$0.99	$0.99	$0.99	$1.01
Net asset value per share	$15.28	$15.20	$15.18	$ 15.10	$15.45
Debt-to-equity ratio	1.44 x	1.49 x	1.48 x	1.50 x	1.49 x
Net leverage ratio (1)	1.40 x	1.45 x	1.41 x	1.41 x	1.42 x

(1)

The Company’s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets.

PORTFOLIO AND INVESTMENT ACTIVITY

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)*	2023	2022	2023	2022
Investments made in portfolio companies	$30.3	$113.0	$283.0	$560.8
Investments sold	—	—	—	(9.7)

Net activity before repaid investments	30.3	113.0	283.0	551.1
Investments repaid	(72.9)	(196.0)	(323.7)	(644.6)

Net investment activity	$(42.6)	$(82.9)	$(40.7)	$(93.5)

Portfolio companies, at beginning of period	150	140	135	139
Number of investments in new portfolio companies	2	1	22	14
Number of exited companies	(3)	(5)	(8)	(17)

Portfolio companies at end of period	149	136	149	136

Number of investments in existing portfolio companies	32	51	68	82

*	Totals may not foot due to rounding.

3

OPERATING RESULTS

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)*	2023	2022	2023	2022
Net investment income	$27.9	$22.6	$86.2	$73.0

Net realized and change in unrealized gains (losses)	2.1	(6.6)	(0.7)	(47.1)

Net increase in net assets resulting from operations	$30.0	$16.0	$85.5	$25.9

(per share)* (1)
Net investment income on per average share basis	$0.43	$0.35	$1.32	$1.14

Net realized and change in unrealized gain (loss) per share	0.03	(0.10)	(0.01)	(0.74)

Earnings per share — basic	$0.46	$0.25	$1.31	$0.40

*	Totals may not foot due to rounding.
(1)	Based on the weighted average number of shares outstanding for the period presented.

4

SHARE REPURCHASE PROGRAM *

During the three months ended September 30, 2023, the Company did not repurchase any shares.

Since the inception of the share repurchase program and through November 6, 2023, the Company repurchased 15,593,120 shares at a weighted average price per share of $15.91, inclusive of commissions, for a total cost of $248.1 million, leaving a maximum of $26.9 million available for future purchases under the current Board authorization of $275 million.

*	Share figures have been adjusted for the 1-for-3 reverse stock split which was completed after market close on November 30, 2018.

LIQUIDITY

As of September 30, 2023, the Company’s outstanding debt obligations, excluding deferred financing cost and debt discount of $3.4 million, totaled $1.438 billion which was comprised of $350 million of Senior Unsecured Notes (the “2025 Notes”) which will mature on March 3, 2025, $125 million of Unsecured Notes (the “2026 Notes”) which will mature on July 16, 2026 and $962.9 million outstanding under the multi-currency revolving credit facility (the “Facility”). As of September 30, 2023, $60.6 million in standby letters of credit were issued through the Facility. The available remaining capacity under the Facility was $681.6 million as of September 30, 2023, which is subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company’s portfolio.

On November 2, 2023, the Company completed a $402.36 million term debt securitization (the “2023 Debt Securitization”), a form of secured financing incurred by MFIC Bethesda CLO 1 LLC (the “CLO Issuer”), an indirect wholly owned, consolidated subsidiary of the Company. The notes offered by the CLO Issuer in connection with the 2023 Debt Securitization consist of $232 million of AAA(sf) Class A-1 Senior Secured Floating Rate Notes due 2035, which bear interest at the three-month SOFR plus 2.40%, $16 million of AAA(sf) Class A-2 Senior Secured Floating Rate Notes due 2035, which bear interest at three-month SOFR plus 2.90% and $154.36 million of Subordinated notes due 2135, which do not bear interest. The notes offered in the transaction (the “Notes”) are structured as follows:

Class	Par Amount ($ in millions)	% of Capital Structure	Coupon	Expected Rating (S&P/Fitch)	Price
Class A-1 Notes	$232.00	57.7%	3-month SOFR+ 2.40%	AAA/AAA	100.00%
Class A-2 Notes	16.00	4.0%	3-month SOFR+ 2.90%	AAA/-	100.00%
Subordinated Notes	154.36	38.4%	N/A	NR	100.00%

Total	$402.36

The 2023 Debt Securitization is backed by a diversified portfolio of middle-market commercial loans, which the CLO Issuer purchased from the Company pursuant to a loan sale agreement entered into on the closing date of the 2023 Debt Securitization using the proceeds of the 2023 Debt Securitization. The Company retained all Class A-2 Notes and all Subordinated Notes and the proceeds from the CLO transaction were used to repay borrowings under the Company’s Facility. The Company serves as collateral manager to the CLO Issuer, Deutsche Bank Securities Inc. acted as initial purchaser and Apollo Global Securities, LLC acted as placement agent.

5

CONFERENCE CALL / WEBCAST AT 8:30 AM EST ON NOVEMBER 8, 2023

The Company will host a conference call on Wednesday, November 8, 2023, at 8:30 a.m. Eastern Time. All interested parties are welcome to participate in the conference call by dialing (800) 274-8461 approximately 5-10 minutes prior to the call; international callers should dial (203) 518-9848. Participants should reference either MidCap Financial Investment Corporation Earnings or Conference ID: MFIC1108 when prompted. A simultaneous webcast of the conference call will be available to the public on a listen-only basis and can be accessed through the Events Calendar in the Shareholders section of our website at www.midcapfinancialic.com. Following the call, you may access a replay of the event either telephonically or via audio webcast. The telephonic replay will be available approximately two hours after the live call and through November 29, 2023, by dialing (888) 566-0184; international callers should dial (402) 351-0788. A replay of the audio webcast will also be available later that same day. To access the audio webcast please visit the Events Calendar in the Shareholders section of our website at www.midcapfinancialic.com.

SUPPLEMENTAL INFORMATION

The Company provides a supplemental information package to offer more transparency into its financial results and make its reporting more informative and easier to follow. The supplemental package is available in the Shareholders section of the Company’s website under Presentations at www.midcapfinancialic.com.

6

Our portfolio composition and weighted average yields as of September 30, 2023, June 30, 2023, March 31, 2023, December 31, 2022, and September 30, 2022 were as follows:

	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Portfolio composition, at fair value:
First lien secured debt	88%	88%	89%	89%	87%
Second lien secured debt	3%	3%	3%	3%	4%

Total secured debt	91%	91%	92%	92%	91%
Unsecured debt	—%	0%	0%	0%	—%
Structured products and other	2%	2%	0%	0%	0%
Preferred equity	1%	1%	2%	2%	2%
Common equity/interests and warrants	6%	6%	6%	6%	7%
Weighted average yields, at amortized cost (1):
First lien secured debt (2)	11.9%	11.7%	11.4%	10.8%	9.6%
Second lien secured debt (2)	14.4%	14.2%	13.7%	13.2%	11.8%
Total secured debt (2)	12.0%	11.8%	11.4%	10.9%	9.6%
Unsecured debt portfolio (2)	—%	10.0%	10.0%	10.0%	—%
Total debt portfolio (2)	12.0%	11.8%	11.4%	10.9%	9.6%
Total portfolio (3)	10.1%	10.0%	9.7%	9.3%	8.0%
Interest rate type, at fair value (4):
Fixed rate amount	$0.0 billion	$0.0 billion	$0.0 billion	$0.0 billion	$0.0 billion
Floating rate amount	$2.0 billion	$2.1 billion	$2.1 billion	$2.0 billion	$2.0 billion
Fixed rate, as percentage of total	0%	0%	0%	0%	1%
Floating rate, as percentage of total	100%	100%	100%	100%	99%
Interest rate type, at amortized cost (4):
Fixed rate amount	$0.0 billion	$0.0 billion	$0.0 billion	$0.0 billion	$0.0 billion
Floating rate amount	$2.1 billion	$2.1 billion	$2.1 billion	$2.0 billion	$2.0 billion
Fixed rate, as percentage of total	0%	0%	0%	0%	1%
Floating rate, as percentage of total	100%	100%	100%	100%	99%

(1)	An investor’s yield may be lower than the portfolio yield due to sales loads and other expenses.
(2)	Exclusive of investments on non-accrual status.
(3)	Inclusive of all income generating investments, non-income generating investments and investments on non-accrual status.
(4)	The interest rate type information is calculated using the Company’s corporate debt portfolio and excludes aviation and investments on non-accrual status.

7

MIDCAP FINANCIAL INVESTMENT CORPORATION

STATEMENTS OF ASSETS AND LIABILITIES

(In thousands, except share and per share data)

	September 30, 2023	December 31, 2022
	(Unaudited)
Assets
Investments at fair value:
Non-controlled/non-affiliated investments (cost — $2,043,931 and $2,019,573, respectively)	$1,967,203	$1,960,199
Non-controlled/affiliated investments (cost — $132,431 and $121,307, respectively)	76,960	49,141
Controlled investments (cost — $400,921 and $466,294, respectively)	324,945	388,780
Cash and cash equivalents	42,951	84,713
Foreign currencies (cost — $229 and $2,404, respectively)	199	2,378
Receivable for investments sold	264	3,100
Interest receivable	20,406	17,169
Dividends receivable	1,328	4,836
Deferred financing costs	20,645	13,403
Prepaid expenses and other assets	170	1,797

Total Assets	$2,455,071	$2,525,516

Liabilities
Debt	$1,434,497	$1,483,394
Payable for investments purchased	—	—
Distributions payable	—	24,217
Management and performance-based incentive fees payable	10,291	9,060
Interest payable	4,871	13,546
Accrued administrative services expense	2,601	748
Other liabilities and accrued expenses	5,966	6,445

Total Liabilities	$1,458,226	$1,537,410

Commitments and contingencies (Note 8)

Net Assets	$996,845	$988,106

Net Assets
Common stock, $0.001 par value (130,000,000 shares authorized; 65,253,275 and 65,451,359 shares issued and outstanding, respectively)	$65	$65
Capital in excess of par value	2,104,823	2,107,120
Accumulated under-distributed (over-distributed) earnings	(1,108,043)	(1,119,079)

Net Assets	$996,845	$988,106

Net Asset Value Per Share	$15.28	$15.10

8

MIDCAP FINANCIAL INVESTMENT CORPORATION

STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Investment Income
Non-controlled/non-affiliated investments:
Interest income (excluding Payment-in-kind (“PIK”) interest income)	$61,939	$46,762	$183,718	$132,528
Dividend income	104	31	242	57
PIK interest income	447	371	1,115	1,016
Other income	275	1,223	3,243	2,802
Non-controlled/affiliated investments:
Interest income (excluding PIK interest income)	284	58	843	154
Dividend income	636	220	704	862
PIK interest income	32	20	92	58
Other income	—	—	—	—
Controlled investments:
Interest income (excluding PIK interest income)	4,458	9,498	13,494	27,713
Dividend income	—	—	—	—
PIK interest income	—	465	869	1,362
Other income	—	237	250	477

Total Investment Income	$68,175	$58,885	$204,570	$167,029

Expenses
Management fees	$4,374	$8,914	$12,972	$26,801
Performance-based incentive fees	5,917	3,976	18,233	6,415
Interest and other debt expenses	26,275	20,226	77,043	50,883
Administrative services expense	1,621	1,301	4,469	3,996
Other general and administrative expenses	2,494	2,177	6,986	6,748

Total expenses	40,681	36,594	119,703	94,843

Management and performance-based incentive fees waived	—	—	—	—
Performance-based incentive fee offset	—	(87)	(274)	(230)
Expense reimbursements	(403)	(259)	(1,089)	(601)

Net Expenses	$40,278	$36,248	$118,340	$94,012

Net Investment Income	$27,897	$22,637	$86,230	$73,017

Net Realized and Change in Unrealized Gains (Losses)
Net realized gains (losses):
Non-controlled/non-affiliated investments	$(212)	$(462)	$(1,250)	$609
Non-controlled/affiliated investments	—	—	—	—
Controlled investments	—	—	—	—
Foreign currency transactions	12	294	50	(2,506)

Net realized gains (losses)	(200)	(168)	(1,200)	(1,897)

Net change in unrealized gains (losses):
Non-controlled/non-affiliated investments	(3,484)	(10,210)	(2,104)	(23,180)
Non-controlled/affiliated investments	1,169	(1,548)	1,447	(8,648)
Controlled investments	2,330	1,513	1,536	(25,945)
Foreign currency translations	2,251	3,769	(409)	12,543

Net change in unrealized gains (losses)	2,266	(6,476)	470	(45,230)

Net Realized and Change in Unrealized Gains (Losses)	$2,066	$(6,644)	$(730)	$(47,127)

Net Increase (Decrease) in Net Assets Resulting from Operations	$29,963	$15,993	$85,500	$25,890

Earnings (Loss) Per Share — Basic	$0.46	$0.25	1.31	0.40

9

Important Information

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The prospectus dated April 12, 2023, which has been filed with the Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing. An effective shelf registration statement relating to certain securities of the Company is on file with the SEC. Any offering may be made only by means of a prospectus and any accompanying prospectus supplement. Before you invest, you should read the base prospectus in that registration statement, the prospectus and any documents incorporated by reference therein, which the issuer has filed with the SEC, for more complete information about the Company and an offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

The information in the prospectus and in this announcement is not complete and may be changed. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company’s performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

10

About MidCap Financial Investment Corporation

MidCap Financial Investment Corporation (NASDAQ: MFIC) is a closed-end, externally managed, diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). For tax purposes, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company is externally managed by Apollo Investment Management, L.P. (the “MFIC Adviser”), an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries (“Apollo”), a high-growth global alternative asset manager. The Company’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. The Company primarily invests in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which the Company generally defines as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, the Company may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies. For more information, please visit www.midcapfinancialic.com.

About Apollo Senior Floating Rate Fund Inc.

Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) is registered under the 1940 Act as a diversified closed-end management investment company. AFT’s investment objective is to seek current income and preservation of capital by investing primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. Senior loans typically hold a first lien priority and pay floating rates of interest, generally quoted as a spread over a reference floating rate benchmark. Under normal market conditions, AFT invests at least 80% of its managed assets (which includes leverage) in floating rate senior loans and investments with similar economic characteristics. Apollo Credit Management, LLC, an affiliate of Apollo, serves as AFT’s investment adviser. For tax purposes, AFT has elected to be treated as a RIC under the Code. For more information, please visit www.apollofunds.com/apollo-senior-floating-rate-fund.

About Apollo Tactical Income Fund Inc.

Apollo Tactical Income Fund Inc. (NYSE: AIF) is registered under the 1940 Act as a diversified closed-end management investment company. AIF’s primary investment objective is to seek current income with a secondary objective of preservation of capital by investing in a portfolio of senior loans, corporate bonds and other credit instruments of varying maturities. AIF seeks to generate current income and preservation of capital primarily by allocating assets among different types of credit instruments based on absolute and relative value considerations. Under normal market conditions, AIF invests at least 80% of its managed assets (which includes leverage) in credit instruments and investments with similar economic characteristics. Apollo Credit Management, LLC, an affiliate of Apollo, serves as AIF’s investment adviser. For tax purposes, AFT has elected to be treated as a RIC under the Code. For more information, please visit www.apollofunds.com/apollo-tactical-income-fund.

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Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MFIC, AIF, and AFT, and distribution projections; business prospects of MFIC, AIF, and AFT, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AIF, and AFT expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate one or both of the Mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto and the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of the stockholders of MFIC, AIF, and AFT voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of one or both merger agreements; (x) the future operating results and net investment income projections of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xi) the ability of MFIC Adviser to implement MFIC Adviser’s future plans with respect to the combined company; (xii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AIF, and AFT have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AIF, and AFT undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AIF, and/or AFT in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

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No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AIF, AFT or in any fund or other investment vehicle managed by Apollo or any of its affiliates.

Additional Information and Where to Find It

This press release relates to the proposed Mergers and certain related matters (the “Proposals”). In connection with the Proposals, MFIC, AIF, and AFT will file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC will file with the SEC a registration statement that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement will each contain important information about MFIC, AIF, AFT and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AIF, AND AFT ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AIF, AND AFT AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2023. AIF, AFT, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AIF, and AFT stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

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Contact

Elizabeth Besen

Investor Relations Manager

MidCap Financial Investment Corporation

212.822.0625

ebesen@apollo.com

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Exhibit 99.2

MidCap Financial Investment Corporation Announces Merger Agreements with

Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc.

Transaction Provides Financial and Strategic Benefits to All Shareholders

Creates a Larger, More Scaled BDC Focused on Middle Market Direct Lending

Combined Company Will Have Approximately $3.4 Billion of Total Investments

and $1.4 Billion of Net Assetsi

New York, NY – November 7, 2023 – MidCap Financial Investment Corporation (NASDAQ: MFIC), Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) and Apollo Tactical Income Fund Inc. (NYSE: AIF) (AFT and AIF, together, the “CEFs”) today announced that they have entered into separate definitive agreements pursuant to which AFT and AIF will merge with and into MFIC (the “Mergers” or the “Transactions”), subject to certain shareholder approvals and customary closing conditions. MFIC is a publicly traded business development company (“BDC”) managed by an affiliate of Apollo Global Management Inc. (“Apollo”, NYSE: APO), and the CEFs are publicly traded closed-end management investment companies also managed by an affiliate of Apollo.ii Under the terms of the merger agreements, MFIC will be the surviving entity and will continue to operate as a BDC and trade on the NASDAQ Global Select Exchange under the ticker symbol “MFIC.” MFIC’s investment strategy will continue to focus on first lien floating rate loans to middle market companies, primarily sourced by MidCap Financial,iii a leading middle market lender. All current MFIC officers and directors will remain in their current positions.

Under the terms of the merger agreements, shareholders of the CEFs will receive an amount of newly issued shares of MFIC common stock based on the ratio of the net asset value (“NAV”) per share of the applicable CEF divided by the NAV per share of MFIC, each determined shortly before the closing of each Merger (the “Exchange Ratios”).iv Assuming both Mergers close, the estimated pro forma post-merger shareholder ownership is approximately 69% for current MFIC shareholders, 16% for current AFT shareholders, and 15% for current AIF shareholders.v In addition, in consideration of the closing of each Merger, following the closing of the Merger, an affiliate of Apollo will make a special cash payment of $0.25 per share to each AFT or AIF shareholder of record as of the closing date of the applicable transaction.vi In addition, following the closing of the Merger(s), as applicable, MFIC will pay a cash dividend of $0.20 per share. The exact record date for the $0.20 per share special dividend will be determined by the MFIC Board of Directors based upon the timing of the closings of the Merger(s).vii

Mr. Howard Widra, MFIC’s Executive Chairman, said “We are excited to announce a transformative merger of AFT and AIF with MFIC, which we believe will create a stronger combined company. We look forward to realizing the benefits of a larger combined company, including enhanced returns for all shareholders, greater scale, and enhanced portfolio diversification. We also believe that a larger combined company may improve market visibility and lead to increased market value for its shareholders.”

Key Transaction Highlights

•

Accretive to Return on Equity and Net Investment Income Per Share: The Mergers are expected to be accretive to net investment income per share for all shareholders reflecting operational synergies from the elimination of duplicative expenses, the ability to grow the CEFs’ portfolios through additional leverage, and the proposed rotation in the ordinary course of the CEFs’ lower yielding liquid assets into first lien middle market loans sourced by MidCap Financial.

•

Special Cash Payment to CEF Shareholders: In consideration of the closing of each Merger, following the closing of the Merger, an affiliate of Apollo will make a special cash payment of $0.25 per share to each AFT or AIF shareholder of record as of the closing date of the applicable transaction.vi

•

Special Cash Dividend to Shareholders: Following the closing of the Merger(s), as applicable, MFIC will pay a cash dividend of $0.20 per share. The exact record date for the $0.20 per share special dividend will be determined by the MFIC Board of Directors based upon the timing of the closings of the Merger(s).vii

•

Additional Investing Capacity: The Mergers are expected to unlock approximately $330 million of incremental asset capacity due to MFIC’s lower minimum asset coverage requirement relative to those of the CEFs.viii

•	Enhanced Scale: The combined company is expected to have total investments of approximately $3.4 billion and net assets of approximately $1.4 billion.[i]

•

Seamless Portfolio Rotation: Affiliates of Apollo manage MFIC, AFT, and AIF, which mitigates the diligence concerns typically associated with mergers of unaffiliated entities. The CEFs’ portfolios are primarily comprised of liquid assets that are owned throughout the Apollo platform, which will help facilitate a seamless rotation in the ordinary course into directly originated assets that align with MFIC’s investment strategy.

•	Improved MFIC Portfolio Metrics: The pro forma portfolio will have a higher exposure to directly originated loans with more individual borrowers.

•	Enhanced Stock Liquidity: The larger market capitalization following the completion of the Mergers may result in greater secondary market trading liquidity and increased equity research coverage.

•	Improved Access to Capital: As a larger entity, the combined company is expected to have better access to capital, including the potential for better pricing and more favorable terms.

•

Transaction Expense Reimbursement: All merger-related expenses will be reimbursed by an affiliate of Apollo for each successful transaction. A portion of the merger-related expenses of AFT or AIF, as applicable, will be reimbursed by an affiliate of Apollo, if the respective transaction is not successful; the remainder will be borne by AFT or AIF, as applicable. In addition, a portion of the merger-related expenses of MFIC will be reimbursed by an affiliate of Apollo if neither transaction is successful; the remainder will be borne by MFIC.

The Transactions, which are intended to be treated as tax-free reorganizations, are subject to various approvals of MFIC, AFT, and AIF shareholders, which will be described in further detail in the Joint Proxy Statement and Registration Statement (each as defined below), which will be filed in the coming weeks, and other customary closing conditions. Assuming satisfaction of these conditions, the Transactions are expected to close in the first half of 2024. Each Merger will not be contingent on the other, and MFIC may merge with only one of the CEFs if shareholder approval is not received for both sets of CEF shareholders. Prior to the anticipated closings of the Mergers, MFIC, AFT, and AIF intend to operate in the normal course including declaring regular distributions.ix

The CEFs’ existing indebtedness will be repaid by MFIC contemporaneously with the closings of the Mergers.

To aid in the analysis of the Transactions, the Boards of Directors of MFIC and the CEFs each established a special committee, consisting solely of certain of their respective independent directors. The Boards of Directors of MFIC and the CEFs, on the recommendation of their respective special committees, have unanimously approved the Transactions.

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Lazard served as financial advisor and Proskauer Rose LLP as legal counsel to the special committee of MFIC.

Keefe, Bruyette & Woods, A Stifel Company, served as financial advisor and Dechert LLP as legal counsel to the special committees of the CEFs.

Simpson Thacher & Bartlett LLP served as legal counsel to MFIC, AFT and AIF with respect to the Mergers.

Conference Call and Webcast

MFIC will host a conference call on Wednesday, November 8, 2023, at 8:30 a.m. Eastern Time to discuss the Transactions as well as results for the quarter ended September 30, 2023. All interested parties are welcome to participate in the conference call by dialing (800) 274-8461 approximately 5-10 minutes prior to the call; international callers should dial (203) 518-9848. Participants should reference either MidCap Financial Investment Corporation Earnings or Conference ID: MFIC1108 when prompted. A simultaneous webcast of the conference call will be available to the public on a listen-only basis and can be accessed through the Events Calendar in the Shareholders section of our website at www.midcapfinancialic.com. Following the call, you may access a replay of the event either telephonically or via audio webcast. The telephonic replay will be available approximately two hours after the live call and through November 29, 2023, by dialing (888) 566-0184; international callers should dial (402) 351-0788.    A replay of the audio webcast will also be available later that same day. To access the audio webcast please visit the Events Calendar in the Shareholders section of our website at www.midcapfinancialic.com.

About MidCap Financial Investment Corporation

MidCap Financial Investment Corporation (NASDAQ: MFIC) is a closed-end, externally managed, diversified management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). For tax purposes, MFIC has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). MFIC is externally managed by Apollo Investment Management, L.P. (“MFIC Adviser”), an affiliate of Apollo and its consolidated subsidiaries, a high-growth global alternative asset manager. MFIC’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. MFIC primarily invests in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which MFIC generally defines as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, MFIC may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies. For more information, please visit www.midcapfinancialic.com.

About Apollo Senior Floating Rate Fund Inc.

Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) is registered under the 1940 Act as a diversified closed-end management investment company. AFT’s investment objective is to seek current income and preservation of capital by investing primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics. Senior loans typically hold a first lien priority and pay floating rates of interest, generally quoted as a spread over a reference floating rate benchmark. Under normal market conditions, AFT invests at least 80% of its managed assets (which includes leverage) in floating rate senior loans and investments with similar economic characteristics. Apollo Credit Management, LLC, an affiliate of Apollo, serves as AFT’s investment adviser. For tax purposes, AFT has elected to be treated as a RIC under the Code. For more information, please visit www.apollofunds.com/apollo-senior-floating-rate-fund.

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About Apollo Tactical Income Fund Inc.

Apollo Tactical Income Fund Inc. (NYSE: AIF) is registered under the 1940 Act as a diversified closed-end management investment company. AIF’s primary investment objective is to seek current income with a secondary objective of preservation of capital by investing in a portfolio of senior loans, corporate bonds and other credit instruments of varying maturities. AIF seeks to generate current income and preservation of capital primarily by allocating assets among different types of credit instruments based on absolute and relative value considerations. Under normal market conditions, AIF invests at least 80% of its managed assets (which includes leverage) in credit instruments and investments with similar economic characteristics. Apollo Credit Management, LLC, an affiliate of Apollo, serves as AIF’s investment adviser. For tax purposes, AFT has elected to be treated as a RIC under the Code. For more information, please visit www.apollofunds.com/apollo-tactical-income-fund.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MFIC, AIF, and AFT, and distribution projections; business prospects of MFIC, AIF, and AFT, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AIF, and AFT expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate one or both of the Mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto and the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of the stockholders of MFIC, AIF, and AFT voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the combined company’s plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of one or both merger agreements; (x) the future operating results and net investment income projections of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xi) the ability of MFIC Adviser to implement MFIC Adviser’s future plans with respect to the combined company; (xii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AIF, and AFT have based

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the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AIF, and AFT undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AIF, and/or AFT in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AIF, AFT or in any fund or other investment vehicle managed by Apollo or any of its affiliates.

Additional Information and Where to Find It

This press release relates to the proposed Mergers and certain related matters (the “Proposals”). In connection with the Proposals, MFIC, AIF, and AFT will file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC will file with the SEC a registration statement that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement will each contain important information about MFIC, AIF, AFT and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AIF, AND AFT ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AIF, AND AFT AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https:// www.midcapfinancialic.com, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo-tactical-income-fund, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating-rate-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2023. AIF, AFT, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AIF, and AFT stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

5

Contact

Elizabeth Besen

Investor Relations Manager

MidCap Financial Investment Corporation, Apollo Senior Floating Rate Fund Inc., and

Apollo Tactical Income Fund Inc.

(212) 822-0625

ebesen@apollo.com

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[i]

Based on net assets as of September 30, 2023 for MFIC, AFT, and AIF. Includes the impact of the special cash dividend of $0.20 per share from the combined company, payable after the closings to each MFIC share, including existing MFIC shares and the newly issued MFIC shares. Based on MFIC’s net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets.

ii

MFIC is a closed-end diversified management investment company that has elected to be treated as a BDC under the Investment Company Act of 1940, as amended (the “1940 Act”). AFT and AIF are diversified, closed-end management investment companies registered under the 1940 Act.

iii

MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or to MFIC’s Investment Adviser. MidCap Financial is not obligated to take into account MFIC’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform.

iv

The NAVs used in determining the exchange ratios will include any distributions declared prior to the closing of the applicable Merger and will be determined within 48 hours prior to the closing of the applicable Merger.

[v]

Based on illustrative exchange ratios using NAV per share as of September 30, 2023 for MFIC, AFT, and AIF. As of September 30, 2023, MFIC’s, AFT’s and AIF’s NAV’s per share were $15.28, $15.05, and $14.63, respectively. Changes in the NAV’s per share of MFIC, AFT, and AIF before the consummation of either or both of the Mergers may impact the exchange ratios and the relative ownership percentages.

vi

The specific tax characteristics of the $0.25 per share special cash payment have not yet been determined. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this cash payment.

vii

The specific tax characteristics of the $0.20 per share special cash dividend have not yet been determined and will be reported to stockholders on Form 1099 after the end of the calendar year in which it is paid. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special dividend.

viii

MFIC is subject to a 150% minimum asset coverage requirement pursuant to Section 61(a)(2) of the 1940 Act, as amended by The Small Business Credit Availability Act. AFT and AIF are both subject to a 300% minimum asset coverage requirement on debt pursuant to Section 18 of the 1940 Act.

ix	There can be no assurance with respect to future dividends. All future distributions before the Mergers are subject to the approval of the respective Boards of Directors.

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